Exhibit 99.2
ALWAYS CLOSE ALWAYS CONNECTED 2023 ANNUAL REPORT

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Unless expressly stated otherwise, the information included in this report is as of December 31, 2023 and reflects the Company’s operations and businesses as of such date. Some information, especially related to the former Other Businesses segment, has materially changed as a result of the spin-off described in this report.

CONTENTS 02 This is Televisa 04 Letter to Shareholders 10 Financial highlights 12 Cable 14 Sky 16 Other Businesses 18 TelevisaUnivision* 20 Commitment to sustainability 22 Fundación Televisa 24 Board of Directors * This annual report includes certain fi-nancial information of TelevisaUnivision as well other important information concerning TelevisaUnivision’s busi-ness. The Company is not responsible for such information.

THIS IS TELEVISA



REVENUES
Contribution

65.7%	Cable
23.7%	Sky
10.6%	Other Businesses



OSI*
Contribution

70.9%	Cable
21.7%	Sky
7.4%	Other Businesses

Operating segment income (OSI) is defined as operating income before corporate expenses depreciation and amortization, and other expense, net. For a reconciliation of operating segment income with consolidated operating income, see Note 26 to our year-end consolidated financial statements.

TelevisaUnivision

TelevisaUnivision is the world's leading Spanish-language media company. Powered by the largest library of owned Spanish-language content and a prolific production capability, TelevisaUnivision is the top producer of original content in Spanish across news, sports and entertainment verticals. TelevisaUnivision is also the owner of ViX, the largest Spanish-language streaming platform in the world.

Investments in Associate and Joint Ventures


PRIMER
IMPACTO

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2023 Televisa Annual Report

Televisa is one of the most important participants in Mexico's telecom industry

CABLE

DIVISIONS
Multiple System Operators
("MSOs") division which offers high-speed data, video, voice and mobile services to residential and commercial customers, including small and medium sized businesses.

Enterprise
Provides telecommunications services, including data, voice, managed services, as well as integration and cloud services to domestic and international carriers and to enterprise, corporate, and government customers in Mexico and the United States.

Revenue Generating Units ("RGUs")	
Broadband	5,678,431
Video	4,059,494
Voice	5,351,145
Mobile	307,807
Total RGUs	**15,396,877**

A leading direct-to-home satellite television system and broadband provider

SKY

58.7%
interest owned by Televisa

Operates in Mexico, Central America and the Dominican Republic.

SKY offers a complete and high-quality entertainment experience, including comprehensive pay-TV packages, encompassing exclusive content ranging from sports to concerts and special events, along with broadband services delivering speeds of up to 1,000Mbps.

On April 3, 2024, Grupo Televisa announced that it reached an agreement with AT&T for the acquisition of its participation in Sky Mexico, by which the Company would become owner of 100% of Sky's capital stock.

Revenue Generating Units ("RGUs")	
Broadband	515,089
Video	5,567,426
Voice	344
Mobile	32,502
Total RGUs	**6,115,361**

OTHER BUSSINESS

On January 31, 2024, we carried out the spin-off of these businesses by incorporating a new controlling entity, Ollamani, S.A.B., which was listed and began trading on February 20, 2024, in the form of Ordinary Participation Certificates (Certificados de Participación Ordinarios or CPOs), on the Mexican Stock Exchange under the ticker symbol "AGUILAS CPO".

Gaming
PlayCity Casino includes 18 locations across the country.

Publishing Distribution
Distributes publications in Mexico.

Publishing
A leading Spanish-language magazine publisher.

Soccer
First division soccer team of the Mexican league and owner of Azteca Stadium, located in Mexico City.

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4 Last year we achieved several milestones despite a tougher global macro backdrop than initially expected. We also faced some operating challenges both at Grupo Televisa and TelevisaUnivision, but we are confident that the strategic decisions implemented in 2023 will allow us to improve our operating and financial performance in 2024. We made significant progress in spinning-off our other businesses, including the soccer team America, the Azteca Stadium, the gaming operations, and the publishing & distribution of magazines. DEAR SHAREHOLDERS At Grupo Televisa: • We reorganized izzi’s management struc-ture, appointing new hires to our Senior Leadership team with extensive expe-rience in our industry, led by Francisco Valim as CEO. We also implemented a corporate restructuring process at izzi, including headcount reduction with sav-ings of around 14% of our payroll. • We also redefined izzi’s business strategy, prioritizing free-cash-flow over an ongo-ing aggressive cable footprint expansion, particularly considering that we have the largest network in Mexico, excluding the incumbent, ending last year with around 19.6 million homes passed or a coverage of over 55% of total homes in the country. Under this new strategy, we intend to improve the quality and life cycle of our subscriber base, enhance profitability, optimize capex deployment, expand free-cash-flow generation, and as such increase returns on invested capital. • We launched an array of new products at Sky that are gradually gaining traction Bernardo Gómez Alfonso de Angoitia Co-Chief Executive Officers

5 2023 Televisa Annual Report in the market. This innovative portfolio underscores our commitment to enhance our competitiveness and reflects our dedication to delivering better solutions to our customers. Our digital transformation strategy is underway and is intended to help us gradually stabilize our revenue base at Sky. • As part of our strategy to streamline our operations and simplify our asset structure, we made significant progress in spinning-off our other businesses, includ-ing the soccer team America, the Azteca Stadium, the gaming operations, and the publishing & distribution of magazines. This allowed us to conclude the listing of a new controlling company called Ollamani under the ticker symbol AGUILAS.CPO on the Mexican Stock Exchange on February 20th, 2024. • We delivered progress on our corporate optimization process, including savings in corporate expenses of almost $280 million pesos for the full year, contribut-ing to a year-on-year decline in corporate expenses of around 18%. Moreover, we continue to explore alternatives to keep reducing corporate expenses at Grupo Televisa on an ongoing basis. • We decreased our total leverage by around $340 million dollars, allowing us to have savings related to net interest expenses. At TelevisaUnivision: • The company has been showing that its strategy, assets, and execution against a differentiated market opportunity can yield superior operational and financial results on a consistent basis. In the U.S., TelevisaUnivision continued to outperform growth of the broader advertising market, in 2023 by around 850 basis points – even against a backdrop of ad market and macroeconomic softness. In Mexico, TelevisaUnivision’s ad business had another extraor-dinary year driven by the combination of a strong and growing economy and an excellent execution by its sales team. This is the first time following a World Cup year that TelevisaUnivision has been able to deliver absolute year-on-year growth above and beyond the huge World Cup comp. • TelevisaUnivision’s direct-to-consumer business, ViX, is building and resonating with its audience. In Decem-ber, ViX exceeded 7 million subscribers on its Premium subscription video on demand (SVOD) tier. But perhaps most importantly, as ViX continues to rapidly scale monthly active users (MAUs) on the free advertising video on demand (AVOD) tier, it has increased the engagement of its audience. In 2023, TelevisaUnivision doubled the amount of total streamed hours and con-sistently grew consumption per user. • As a result, in direct-to-consumer, a business launched around two years ago, TelevisaUnivision closed 2023 with more than US$700 million dollars in revenue, headed towards near-term profitability. And this was the first full year of operations for ViX. • 2023 was a critical year for ViX as TelevisaUnivision saw huge improvements across all major areas of the business: Content performance, product stability and features, marketing efficiency and distribution. TelevisaUnivision exits 2023 with a distribution foot-print that is nearly complete in its core markets with a handful of significant partnerships pending and in the later stages of execution. • On the content side, TelevisaUnivision now has suffi-cient audience scale and consumption data to scien-tifically refine its content offering. TelevisaUnivision’s new original series, “El Gallo de Oro,” was the strongest premiere to date in terms of U.S. user engagement; and one of its ViX original films, “Radical,” became the highest-earning Spanish language movie in the U.S. in nearly four years, winning 11 awards, including the “Festival Favorite” at Sundance. It is expected that TelevisaUnivision’s 2024 content slate will be the strongest yet.

- TelevisaUnivision has successfully concluded upfront negotiations with its customers in Mexico, with the upfront plan reaching the highest level in absolute terms in history. We believe this will be a great base for the year. Moreover, with 2024 being an election year in Mexico, it is expected that advertisers will hold some of their ad spend for the scatter market, which therefore should be higher than normal.
- Finally, looking more closely at TelevisaUnivision's debt, the company now has no maturities until March 2026. TelevisaUnivision's management refinanced US$1.5 billion dollars of debt during 2023 and an additional US$341 million dollars in January 2024.

BUSINESS PERFORMANCE

In 2023, Grupo Televisa's consolidated revenue reached $73.8 billion pesos, representing year-on-year decline of 2%; while operating segment income reached $26.4 billion pesos, equivalent to a year-on-year decrease of 6% mainly driven by lower revenue at Sky, and inflationary pressures in labor and content related costs.

At our unconsolidated affiliate, TelevisaUnivision, results for 2023 were great as we outperformed the industry, accomplished many important milestones, set new records, and consolidated many aspects of our business for future growth. Such company's full year revenue increased by 5% year-on-year to US$4.9 billion dollars. Excluding non-recurring revenue of around US$200 million dollars in 2022 related to the sublicensing of the World Cup rights in Mexico and Latin America, and political advertising around mid-term elections in the U.S., TelevisaUnivision's full year revenue grew by 9%. Adjusted EBITDA of US$1.6 billion dollars declined by 4% year-on-year. Excluding the contribution from the US$200 million dollars of non-recurring revenue in 2022, TelevisaUnivision's adjusted EBITDA grew by 3%, reflecting a reduction in losses related to its direct-to-consumer business.

CABLE – OPTIMIZATION STRATEGY TO GENERATE VALUE

In 2023, we reorganized izzi's management structure, appointing new hires to our Senior Leadership team with extensive experience in our industry, including Francisco Valim as CEO, Juan Vico as CFO, Nina Muyshondt as CMO, and Ricardo Hinojosa as Head of our Enterprise operations.

Changes in our Senior Leadership team were followed by an ongoing evolution of the company's operating philosophy supported by five strategic pillars:

First, product offering. We shifted our focus to local rather than regional strategies, growing in places where we have a competitive advantage. We enhanced our sales quality, aiming to provide higher-speed bundles. And we created a unique video value proposition focusing on the seamless aggregation of streaming platforms.

Second, subscriber base management and tools. We have boosted big data and artificial intelligence to: (1) have better management of our subscriber base with a more for more strategy; and (2) handle churn with a more proficient execution, prioritizing long-term-value.

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2023 Televisa Annual Report



In 2023, we passed 843 thousand homes with FTTH, closing the year with around 19.6 million homes passed with our network, of which approximately 73% are connected either with fiber-to-the-node or fiber-to-the-home.

Third, sales channels. We implemented a structural shift in our distribution channels, emphasizing digitalization, bringing us closer to high-value customers, and optimizing our subscriber acquisition costs.

Fourth, cost structure. We implemented an in-depth review of our cost structure, both at the opex and capex levels. On the opex front, we have carried out: (1) a material headcount reduction with savings of around 14% of our payroll effective from the fourth quarter of 2023; and (2) rationalized third-party providers. On the capex side, we are working on improving: (1) inventory management; (2) logistics; (3) field operations; (4) optimization of real estate; and (5) rationalization of network expansion.

Fifth and final pillar, the Enterprise operations and SME segment, where we see great opportunity to leverage our strong capabilities. So far, we have: (1) reorganized the Enterprise operations structure, with the new leadership team already in place; (2) carried out a re-segmentation of our customer base; (3) optimized our cost structure by eliminating duplication of networks; (4) revamped the value proposition of our SME segment; and (5) renewed our focus on revenue and EBITDA growth.

We believe that our turnaround strategy will contribute to gradually recover the growth path by already having sequential stability since the beginning of 2024. We have been able to grow our customer base and improve our ARPU through both customer base management and higher sales quality. Moreover, the churn experienced in recent quarters has been proactively addressed and has already come back to our historical levels, allowing us to better capitalize our growth.

In 2023, we passed 843 thousand homes with FTTH, closing the year with around 19.6 million homes passed with our network, of which approximately 73% are connected either with fiber-to-the-node or fiber-to-the-home. The investments that we have made over the last few years have been paying off and have allowed us to keep up with the increase in demand for high-speed broadband. We ended 2023 with 15.4 million total revenue generating units (RGUs), with around 519 thousand RGU disconnections mainly due to a proactive subscriber base clean-up carried out during the third quarter.

In 2023, we delivered modest revenue growth of 0.8%, while operating segment income fell by 5.9%. Revenue in our MSO operations (89% of Cable revenue) increased by 2.4%, while operating segment income declined by 4.0%, for a margin of 40.2%. Revenue in our Enterprise operations (11% of Cable revenue) declined by 13.7%, while operating segment income fell by 26.4%, translating into a 22.9% margin.

SKY – TRANSFORMATIVE JOURNEY CONTINUES

In 2022, Sky initiated a transformative journey guided by a new vision structured across three key stages. The initial phase focused on strengthening the core business, involved initiatives such as streamlining the product portfolio now under a unified strong brand, modernizing the IT infrastructure to mitigate risks and transition to the cloud, enhancing the customer journey through digital technology utilization, diversifying sales channels by revamping the sales commission model, and implementing a value-based customer management approach to boost life-time-value. All this while embarking on an ambitious efficiency and simplification program aimed at improving return on investment.

In the second phase of our transformation journey, we focused on evolving the core business while persistently enhancing our operational foundation. In October 2023, we launched SKY+, an android-based streaming platform that seamlessly integrates ViX Premium; Universal+; Disney+; Star+; Max; Prime Video and Fox, along with our exclusive Sky Sports, featuring highly demanded content such as La Liga, Bundesliga, and UEFA Euro 2024, among many others. It also includes all linear channels and our partners' libraries into a unified viewing experience on a single screen. All this vast content, curated by our experts and a cutting-edge recommendation engine based on Artificial Intelligence.

SKY+ stands out as the market's sole platform offering live sports events in authentic 4K quality, with the added flexibility to extend this premium customer experience to any mobile device, including mobile phones, tablets, and laptops.

And third, the last phase of our strategic plan starts in 2024. In this stage, we expect to capitalize on our new portfolio, customer experience enhancement and process digitalization to strategically leverage our entry into the streaming market. This shift is expected to not only gradually offset the decline of a product facing competitive challenges like direct-to-home (DTH) satellite pay-TV, but also positions us to meet households' evolving needs by delivering more entertainment at competitive prices.

During 2023, Sky had almost 800 thousand RGU disconnections. This was mainly driven by the loss of approximately 690 thousand video subscribers. We closed the year with about 6.1 million RGUs, of which 8.4%, or 515 thousand, are broadband subscribers.

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8 The above-mentioned factors led Sky’s revenue to decline by 13.5% year-on-year in 2023, while operating segment income fell by 10.7% for a margin of 32.6%. We expect revenue to gradually stabilize over the coming quarters as our new products gain momentum. TELEVISAUNIVISION – VIX’S FIRST FULL YEAR OF OPERATIONS 2023 was another great year for TelevisaUnivision. The company outperformed the industry, accomplished many important milestones, set new records, and consolidated many aspects of its business aiming for future growth. TelevisaUnivision continues to benefit from its leading position in a massive and attractive market where the demographic and economic tailwinds are intensifying, and the alignment between its two core markets: the U.S. and Mexico is increasing. Moreover, this was the first full year of operations of ViX, the largest Spanish-language streaming platform in the world, delivering outstanding results. ViX ended 2023 with over 40 million MAUs on the free AVOD tier, and more than 7 million subscribers on its Premium SVOD tier. As a result, TelevisaUnivision delivered full year revenue of more than US$700 million dollars in its direct-to-consum-er business. TelevisaUnivision’s full year consolidated revenue increased by 5% to US$4.9 billion dollars. Excluding non-recurring revenue of around US$200 million dollars in 2022 related to the sublicensing of the World Cup rights in Mexico and Latin America, and political advertising around mid-term elections in the U.S., TelevisaUnivision’s full year consolidated revenue grew by 9%. Total advertising revenue increased by 6%. In the U.S., advertising revenue declined by 1%; excluding political and advocacy and the impact of divested radio stations, advertising revenue increased by 5%, mainly driven by TelevisaUnivision’s direct-to-consumer business as it continues to see strong demand for ViX. In Mexico, adver-tising revenue increased by 18%, driven by growth in both linear and direct-to-consumer across all sectors. Despite accounting for around 60% of the entire linear advertising market in Mexico, TelevisaUnivision’s sales team continued to onboard new clients throughout the year. Total subscription and licensing revenue increased by 2%. Excluding revenue from sublicensing transmission rights for the World Cup in 2022, subscription and licensing reve-nue increased 12%. In the U.S., subscription and licensing revenue fell by 4%; excluding revenue from sublicensing transmission rights for the World Cup in 2022, subscription and licensing revenue in the U.S. increased by 8% sup-ported by ViX’s subscription tier, while linear subscription revenue declined low single digits because of subscriber declines that were partially offset by contractual rate increases. In Mexico, growth of 23% benefited from ViX’s subscription tier and linear subscription price increases, partially offset by modest subscriber declines. Adjusted EBITDA of US$1.6 billion dollars declined by 4% year-on-year. Excluding the contribution from the US$200 million dollars of non-recurring revenue in 2022, TelevisaU-nivision’s adjusted EBITDA grew by 3%, reflecting a reduc-tion in losses related to its direct-to-consumer business. ESG – AN INTEGRAL PART OF OUR BUSINESS PURPOSE In 2023, our purpose brings to life the mission and vision of our business – WE BRING PEOPLE CLOSER TO WHAT MAT-TERS MOST TO THEM. Our focus on environmental, social and governance issues is an integral part of our business purpose and strategy. We continue to strengthen our com-mitment to connect lives, the reason why we redefined our ESG strategy focused on four pillars: Climate Resilient Connections, Digital Inclusion, Empowering People and 2023 was another great year for TelevisaUnivision. The company outperformed the industry, accomplished many important milestones, set new records, and consolidated many aspects of its business aiming for future growth.

2023 Televisa Annual Report

Leading by Example. Through these pillars we make significant contributions to our key stakeholders: shareholders, customers, employees, and the overall society.

2023 was a year of great impulse in our ESG strategy implementation, through initiatives focused on decarbonizing our operations and building climate resilient networks, investing in our talent, empowering people through our programs with Fundación Televisa, strengthening our policies and process related to ESG and building capacity of our management and operational teams through dedicated ESG training programs.

Our ESG strategy continues to act as a catalyst for accelerating our sustainability efforts. Our success is grounded on leadership, collaboration, and disciplined execution of our action plans. Through our Sustainability Committee, we create alignment and maintain a continued improvement mindset to identify opportunities and create value.

We believe in the relevance of our ESG initiatives to foster opportunities for our commitment to deliver timely, useful, and meaningful digital experiences that enrich people's lives by fusing the best of groundbreaking technology and human creativity.

EXECUTING ON OUR STRATEGY IS KEY IN 2024

We are confident that full implementation of our new value focused strategy will allow us to improve our operating and financial performance in 2024.

At Grupo Televisa we have been putting a lot of effort into rethinking our corporate structure to unlock value, and into restructuring our consolidated businesses to come out stronger from the current environment. These structural reforms are focused on protecting profitability, optimizing capex, and enhancing free-cash-flow generation. Initial results have been encouraging and we expect the positive sequential trend to continue throughout 2024.

And at TelevisaUnivision, we are very excited about the prospects for 2024. TelevisaUnivision is seeking to deliver a record political year from an ad sales perspective in the U.S., and a profitable streaming business in the second half of the year – faster than any other major streaming service in history – which should then return the company back to overall EBITDA growth and allow it to continue to focus on strengthening its balance sheet through organic deleveraging and by extending and smoothing its maturities.

We feel privileged to be leading Grupo Televisa through this digital transformation and simplification process. Most importantly, we are very thankful to all employees at our consolidated subsidiaries and unconsolidated affiliates for their unwavering dedication to continue providing the high-quality broadband, video and voice services that our customers need and expect; and informing and entertaining our audiences.

We also have an incredibly strong and dedicated board of directors working for the benefit of Grupo Televisa and its stakeholders, and we are grateful for their many contributions and thoughtful advice during 2023.

To our shareholders, we want to extend our appreciation for your continued confidence in our vision and in our long-term prospects.

Bernardo Gómez
Alfonso de Angoitia
Co-Chief Executive Officers



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10 73.8 26.4 FINANCIAL HIGHLIGHTS Consolidated Revenues billion pesos billion pesos Operating Segment Income

11 2023 Televisa Annual Report In millions of Mexican pesos, except per CPO amounts and shares outstanding 2023 2022 Chg.% Consolidated revenues 73,768 75,527 (2.3) Operating segment income1 26,411 28,010 (5.7) Segment margin 35.6% 36.8% Operating income 2,655 4,419 (39.9) Margin 3.6% 5.9% Controlling interest net (8,423) 44,712 (Loss) earnings per CPO (3.01) 15.80 Shares outstanding at year-end (in millions) 323,976 330,740 Cash and cash equivalents at year-end 32,586 51,131 (36.3) Non-current investments in financial instruments 2,587 3,384 (23.6) Total debt at year-end2 88,536 105,241 (15.9) 1 Operating segment income (OSI) is defined as operating income before corporate expenses, depreciation and amortization, and other income or expense, net. For a reconciliation of operating segment income with operating income, see Note 26 to our year-end consolidated financial statements. 2 As of December 31, 2023, total debt is presented net of finance costs in the amount of Ps.1,278.4 million.

12 During 2023, our Cable segment expanded its footprint by more than 840 thousand homes, reaching more than 19.6 million homes passed in the country. Televisa’s Cable business offers cable and conver-gent services across 31 states in Mexico, covering the main metropolitan areas of the country and continuing to expand to new regions. During the year, we continued with our growth program in which we expanded our footprint by more than 840 thousand homes, reaching more than 19.6 million homes passed in the country. Our network is up to cable industry standards, combining traditional hybrid fiber-coaxial, fiber deep, and deployments of Gigabit Passive Optical Networks (GPON). CABLE

13 19.6 0.8% 2023 Televisa Annual Report million homes passed Revenue growth Our infrastructure fully integrates Internet Protocol Access and Large-Scale Core net-works, strategically positioned across mul-tiple regions to optimize our capacity in serving both residential and enterprise cus-tomers. Presently, our capabilities can de-liver high-speed connectivity, reaching up to 1,000 megabits in the vast majority of homes passed within the residential segment, while also offering tailored solutions to meet the unique demands of our enterprise customers. Revenue for our Cable segment grew by 0.8% in 2023, despite a decrease of 519 thousand total RGUs mainly due to a proactive subscriber base clean-up in the third quarter of 2023. We continue to lead aggregating services of Over the Top (OTT) platforms in Mexico. During the year, we continued to add new OTT services into our packages, such as Vix+, strengthening our product suite. In addition, we continue to deploy our state of the art Android TV set-top boxes, up-grading portions of our network to DOCSIS 3.1 technology and Fiber to the Home (FTTH). Our mobile service (izzi Móvil), with its disruptive pricing and services, has continued to grow, reach-ing 308 thousand subscribers at the end of 2023.

14 6.1 SKY In 2023, we launched Sky+, an Android-based streaming platform that seamlessly integrates both Sky TV, VOD and OTTs content in a unified viewing experience on a single screen. million RGUs

15 2023 Televisa Annual Report In 2023, we introduced Sky+, a groundbreak-ing product from Sky Mexico. Sky+ is an An-droid-based streaming platform, developed in our own laboratories, that seamlessly integrates both Sky TV, VOD and OTTs content in a unified viewing experience on a single screen that adapts to current consumer needs and preferences. Sky+ eliminates the need for a dish or specific installation requirements and can run over any broadband network. By leveraging the power of Artificial Intelligence, our cutting-edge search and recommendation engine curates content for each member of the household, eliminating the need to switch between multiple OTTs. Furthermore, Sky+ is the only platform in the market that offers live sports events in true 4K quality and provides the option to extend this experience to any mobile device including cell phones, tablets, and laptops. Sky+ currently integrates Universal+, Disney+, Star+, HBO Max, and ViX Premium, along with all linear channels and our partners’ libraries, solidifying our position as a comprehensive and dynamic content provider in the ever-evolving digital landscape. Sky+ stands as the premier ‘broadband-agnostic’ platform for the Mexican sports enthusiasts, offering a comprehensive col-lection of all major worldwide soccer leagues and tournaments in one place.

16 In connection with the spin-off approved by our Board of Directors and Stock-holders to separate most of the net assets comprising the operations of our former Other Businesses segment (“Spun-off Businesses”): • a new controlling entity of the Spun-off Businesses, Ollamani, S.A.B. (“Ollamani”), was incorporated under the laws of Mexico as a limited liability public stock corporation on January 31, 2024; • a spin-off of the Spun-off Businesses was carried out on January 31, 2024; • we obtained all required corporate and regulatory authorizations for this spin-off proposal on February 12, 2024; • the shares of Ollamani were listed and began to trade on February 20, 2024, in the form of CPOs, on the Mexican Stock Exchange under the tick-er symbol “AGUILAS CPO.”; and • As of the date of the spin-off, Grupo Televisa no longer controls its former Other Business segment, and, beginning in the first quarter of 2024, the Grupo Televisa’s operating results from the Spun-off Businesses through January 31, 2024, will be classified as discontinued operations, including the corresponding information for prior periods. OTHER BUSinesses

2023 Televisa Annual Report

Gaming

PlayCity Casino includes 18 locations in 13 states in Mexico, with over 6,000 Electronic Gaming Machines. Its rooms, with an average of four million visitors a year, also offer restaurant services with premium food and beverages.

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Slots or gaming terminals are Type III, based on traditional random number generator games and Latin Bingo. We operate with 45 gaming licenses from internationally recognized brands in the industry such as Bryke, Aristocrat, Zitro, Ainsworth, Cadillac and IGT, among others. We focus on offering high-end products, the latest in games, and cabinets for an ABC+ socioeconomic level.

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Publishing

Editorial Televisa ("Editorial") publishes 11 titles: six wholly-owned trademarks and five trademarks licensed by renowned advertising houses, including Spanish-language editions of some international magazines. It also has 9 digital platforms and two digital local brands.

During 2023, Editorial continued to focus on a multiplatform content generation model—print and digital—for its most profitable brands.

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TelevisaUnivision


McCAFFREY
23



TelevisaUnivision is the world's leading Spanish-language media company. Powered by the largest library of owned Spanish-language content and a prolific production capability, TelevisaUnivision is the top producer of original content in Spanish across news, sports and entertainment verticals. This original content powers all of TelevisaUnivision's platforms, which include market-leading broadcast networks Univision, Las Estrellas, Canal 5 and UniMas, and a portfolio of 38 cable networks, which include TUDN, Galavision, Distrito Comedia and TL Novelas. TelevisaUnivision also operates the leading Mexican movie studio, Videocine, and owns and operates the largest Spanish-language audio platform in the U.S. across 35 terrestrial stations and the Uforia digital platform.

ViX is the world's first large-scale streaming service exclusively targeting Spanish-speaking audiences. Owned by TelevisaUnivision, ViX celebrates Latino cultures and Spanish-language storytellers with an unprecedented 75,000 hours of free and paid premium content across all genres, including movies, comedy series, novelas, drama series and children's content, as well as live news and sports. Leveraging more than 300,000 hours of TelevisaUnivision´s content library and a robust intellectual property catalog to create an unparalleled offering, the global streaming service enlightens Spanish-language entertainment by pushing boundaries and igniting joy with its unparalleled content. ViX includes a free tier and a premium subscription plan. Giving subscribers access to a breadth of content and a premium Spanish-language offering never seen before in a streaming service, the premium plan offers ad-free entertainment, including more than 7,000 hours of live sports, with more than 70 ViX original series and movies.

In 2023, ViX contributed to total direct-to-consumer revenues exceeding $700 million, while ending the year with more than 40 million MAUs on the free tier and more than 7 million subscribers on the premium tier.

For more information, please visit **televisaunivision.com**.

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19 2023 Televisa Annual Report

COMMITMENT TO SUSTAINABILITY

At Grupo Televisa, we continue building short- and long-term value for our stakeholders, including employees, customers, investors, and the communities we serve through our services.

In 2023, we embarked upon a new purpose that gives life to the mission and vision of our business: **BRINGING PEOPLE CLOSER TO WHAT MATTERS MOST TO THEM**. Our focus on ESG issues is an integral part of our purpose and business strategy. Year after year, we become more firmly committed to connecting lives through innovation and investment in resilient telecommunications networks that empower society.

Our value chain provides products and services that are basic to our society. We are present in everyone's daily life, from education to business connectivity and entertainment through our wide range of communication infrastructure and products. Our ESG strategy is integrated into the core of our business and contributes to our goals through four strategic pillars:

- Resilient climate connections
- Digital inclusion
- Empowering people
- Leading by example

Our climate action strategy focuses on reducing emissions in our value chain, strengthening the resilience of our network, and promoting a low-emission economy. To achieve this, we are committed to investing in climate-resilient networks, introducing efficiency initiatives to reduce our energy consumption, and incorporating renewable electricity to decarbonize our operations. We work hand-in-hand with our suppliers to promote reuse, recycling, and emission reduction practices, encourage our staff to take pro-environmental actions in their daily lives, and create partnerships to accelerate the transition to a sustainable economy.

At Grupo Televisa, we follow the carbon mitigation hierarchy to avoid, reduce, and minimize our greenhouse gas emissions. Since 2019, we have adopted the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and strengthened our climate governance and risk management strategy. In 2023, we deepened our understanding of these risks and opportunities, and we will continue integrating TCFD recommendations into our business practices. Additionally, we promote a circular business model in our value chain, encouraging the reuse and recycling of electronic devices to extend their lifespan and reduce the environmental impact of our operations.

Our mission at Grupo Televisa is to merge cutting-edge technology with the best of human creativity. We are committed to delivering timely, useful, and meaningful digital experiences that enrich people and the world around them. We build the necessary infrastructure for society to connect and stay in sync with rest of the world. We understand that connections are fundamental to giving meaning to life, so we strive to meet society's connection needs by investing in the infrastructure required to facilitate that global connection.

Digital inclusion has been a deeply rooted priority in our company for decades and is a fundamental pillar of our business strategy. Throughout the years, we have focused our efforts on providing access to digital technology, developing digital skills, ensuring school connectivity, promoting digital inclusion for women and girls, as well as facilitating digital access for vulnerable users and groups. In 2023, we successfully connected millions of people through the Cable and Sky segments. We are firmly committed to reducing the digital divide by providing affordable internet access and a wide range of entertainment products and services.

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2023 Televisa Annual Report



We are committed to empowering people in two key ways. Internally, we aim to offer job security, attractive benefit schemes, ongoing training, and programs to encourage promotion within the Company. Externally, through Fundacion Televisa, we drive innovative programs in education, culture, entrepreneurship, and environmental protection, using advanced digital tools and providing financial support. Grupo Televisa values and celebrates diversity as a strategic asset. We promote an environment where each individual is recognized, appreciated, and respected for their uniqueness, thereby contributing to our goals as a company.

Grupo Televisa is committed to conducting its operations in full compliance with ethics and current legislation. Our Code of Ethics establishes the values, principles, and standards of conduct that guide our business activities, addressing issues such as bribery and corruption prevention. All new hires accept this code when they join the Company and pledge to abide by its terms, and we provide them with regular training, while some executive positions are required to renew their commitment to the Code each year. Grupo Televisa offers confidential communication channels for employees and third parties to report violations of the Code of Ethics or other internal policies, as well as any situation that may affect our interests, business objectives, or human capital.

The Sustainability Committee, which is comprised of senior executives from various areas, reviews ESG performance and recommends best practices, while monitoring is carried out throughout the year, considering the potential impacts of ESG-related risks and designing short and long-term strategies. Furthermore, we have a continuous process of strategic risk management at the corporate level, which allows us to identify, assess, treat, monitor, and communicate sociopolitical, environmental, social, economic, and health risks and opportunities. Under the supervision of the Audit Committee, the Corporate Risk Management Office reports on the results of these processes.

The progress we have made toward sustainability has been fueled by an ongoing process of policy and program review, focused on improving our corporate management and aligned with international best practices, including the United Nations Sustainable Development Goals (SDG). We identify the most relevant risks and opportunities in ESG areas, and then decide on specific initiatives to address them. Our five priority SDG, which range from climate action, education, gender equality, decent work, and peace and justice, reflect the opportunities we have to create shared value and contribute to collective well-being.

Our transparency and reporting strategy aligns with international frameworks and standards to address the information requirements of external institutions. We publish a Sustainability Report aligned with the recommendations of the Global Reporting Initiative (GRI), an internationally recognized framework for sustainability reporting that helps organizations disclose their economic, environmental, and social impacts, as well as with the industry standards of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Grupo Televisa also supports the Ten Principles of the United Nations Global Compact (UNGC).

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Fundación
Televisa

Our innovative programs and platforms in education, health, culture, entrepreneurship, and environmental protection enhance opportunities through empowering hundreds of thousands of people.

In 2023, Fundación Televisa (or "Fundación") continued to show growth on the impact of its programs and consolidated communications of Grupo Televisa to demonstrate how we can use them to help create real, enduring change with a strong commitment to helping those most in need. As a result, Fundacion was able to help transform the lives of 785,583 children, youth and adults in Mexico and the United States, investing (together with our 261 allies) more than Ps.380 million, a growth of 13% vs 2022.

We continue to innovate in programs in education, culture, entrepreneurship, and environmental protection to provide an empowering platform for hundreds of thousands of people to improve their lives, transform their communities, and build better and more sustainable communities. Our approach combines effective leveraging of the Company's communication channels with state-of-the-art digital tools, financial support, and on-the-ground multidisciplinary teams.

Our sustainability programs and initiatives are intended to help further 12 of 17 of the United Nations Sustainable Development Goals.

In 2023, our communication efforts to promote early childhood initiatives, education programs,, entrepreneurship, health and cultural opportunities consisted of more than 61.5 million digital impacts and more than 75,896 TV media impacts, reaching more than 45.8 million people on TV. At the same time, we promoted through our media efforts third parties´ social and sustainability initiatives.

In addition, Fundación's cultural and environmental programs cut across ages serving the general public through actions in specific locations and through digital and media spaces. FotograficaMx is the digital platform that spreads the vast photographic and film collection of Fundación Televisa through fotografica.mx website. This year we are proud to have presented the exhibit Mexichrome: Photography and Color in Mexico at one of the finest Museums in Mexico, the Palacio de Bellas Artes (Fine Arts Palace).

Through our social media platforms we have actively engaged and enrolled more than 2.1 million persons in our educational and cultural programs (growth of 31% vs 2022). More than 5.5 million people have accesed and participated in our community outreach programs.

Fundación programs work along different life stages. Empieza Temprano focuses on early childhood development by providing parents and families with information and practical tips. To enhance the skills of K-12 students, Fundación has a civic values program called Valores that is recognized by 80% of the Mexican adult population. Cuantrix teaches computer science and coding. Technolochicas empowers young women through STEAM (Science, Technology, Engineering, Art and Mathematics). Bécalos works to increase high school and college completion while improving the student's employability. POSiBLE helps expand high-impact innovation-driven entrepreneurship through

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2023 Televisa Annual Report

training, networking, resources, visibility and acceleration for high-potential startups and Gol por México combines the passion for helping others with the passion for sports. Through this program, every soccer goal scored –of the soccer games transmitted by TelevisaUnivision– is transformed into aid for the neediest communities in México. Our media partner has become a client of TelevisaUnivision, allowing the Fundacion to continue this initiative after the spin-off of the soccer business.

This year, in a powerful partnership with "Club America" soccer team, "Nuestras Alas" program was born. One of these efforts entails a new binational sustainability program called Tenis con Alas together with the Green Education Foundation in the US. These efforts have allowed Fundación Televisa to enhance its binational efforts.

Despite significant progress, structural inequality based on education, inclusion, environment, and health persists around Mexico and is compounded and complicated by today's challenges.

In response to the devastation of Hurricane Otis in Guerrero Mexico, we were able to raise $3.1million USD. We made a timely donation of 8,200 pantries to affected families in Acapulco, benefiting 41,000 people. In addition, we have equipped 15 media school classrooms with computers and high-speed satellite internet. We continue our efforts in the reconstruction of the affected areas with several partners and allies.

Our numbers and recognitions include the following:

- We had more than 101,670 students from public schools, 5,877 teachers and instructors, and 835 elementary schools, across Mexico, registered in our Cuantrix platform to learn basic coding skills.
- We doubled the number of middle-school girls that participated in Technolochicas (16,150) STEAM activities in Mexico and the United States.



- We had 38,577 recipients of Bécalos scholarships, reaching 550,696 scholarships in the program's history. 7,855 scholarships were designated for students and teachers developing employment competencies, 300 scholarships for students attending a program for talented youth, and 3,217 scholarships for women registered in STEAM training.
- We continued our partnership with Schmidt Futures and Rhodes Trust to promote their RISE scholarship program in Mexico. This international program provides support to exceptional teenagers that want to change the world.
- We supported 37,000-plus entrepreneurs in developing their business models through our POSiBLE program.
- We participated in far-reaching communication campaigns, "Play this Summer" and "Early Childhood Week", focused on delivering messages to promote early childhood stimulation.
- We provided guidance to 67,153 parents with practical tips, TV spots, social media content, SMS messages and workshops through our Empieza Temprano program.
- We provided 69,000 recipients with new aid in health, nutrition, development, dwelling, reforestation and support of women through our "Gol por México" program.
- We held the successful exhibition Mexichrome, which attracted more than 150,000 visitors and more than 60,000 users through the mexichrome.mx website.

We received the following recognitions:

- **The "Alebrijes" award** to the program Posible for "Impact Generator in the Innovation and Entrepreneurship Ecosystem in the South-Southeast" awarded by the Mexican Private Capital Association and the Inter American Development Bank.
- Winners of the **Social Entrepreurship 2023** award from Fomento Social Citibanamex.
- Bécalos renewed CEMEFI's **Institutional and Transparency Accreditation** for the third consecutive year.
- Recognized by CEMEFI and awarded with the **ESR** (Empresa Socialmente Responsable) **Socially Responsible Company 2023**.

By responsibly leveraging media, talent, partnerships and financial assets, the efforts led by Fundación reflect the commitment of the Company to enviromental and social initiatives. We intend to make a strategic contribution to building a more empowered, prosperous and democratic society where all people have a platform to succeed.

For more information, please visit our 2023 Fundación Televisa Annual Report:

https://fundaciontelevisa.org/informe2023

23

24 BOARD OF DIRECTORS EMILIO FERNANDO AZCÁRRAGA JEAN (C) 1 Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Member and Chairman of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Former President and Chief Executive Officer of Grupo Televisa. Chief Executive Officer and Chairman of the Board of Directors of Ollamani, S.A.B. (“Ollamani”). Member of the Board of TelevisaUnivision and former member of the Board of Grupo Financiero Banamex. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón. In alphabetical order: ALFONSO DE ANGOITIA NORIEGA 1 Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico. Executive Chairman of the Board of TelevisaUnivision. Member of the Boards of Liberty Latin America, Grupo Axo y Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fun-dación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa. JOSÉ ANTONIO CHEDRAUI EGUÍA 2 Member of the Board of Directors and Chief Executive Officer of Grupo Comer-cial Chedraui, S.A.B. de C.V. FRANCISCO JOSÉ CHEVEZ ROBELO 2 In-house advisor, co-founder and retired partner of Chevez, Ruiz, Zamarripa y Cía, S.C., Member of the Audit Committee of Grupo Televisa. Member of the Board of Directors and Member and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Former Managing Partner of Ruiz Urquiza y Cia, S.C., representative of Arthur Andersen & Co. Member of the Board of Directors and Chairman of the Audit Committees of Regiomontana de Perfiles y Tubos, S.A. de C.V., Quality Tube, S.A. de C.V. and Pytco, S.A. de C.V. JON FELTHEIMER 2 Chief Executive Officer of Lionsgate. Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertain-ment. Member of the Boards of Lionsgate and Pilgrim Media Group. JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ 2 Managing Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Au-dit Committee and Chairman of the Corporate Practices Committee of Grupo Televisa. Member of the Board of Directors of Controladora Vuela Compañía de Aviación. Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board of Directors and Alternate Mem-ber of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). SALVI RAFAEL FOLCH VIADERO 2 Chief Executive Officer of Grupo Jumex. Former Chief Executive Officer of Grupo Televisa’s Cable Division. Member of the Board of Consorcio Ara, S.A.B., Member of the Board and Chairman of the Audit and Corporate Prac-tices Committee of Ollamani, S.A.B. Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa. For-mer Member of the Board of Directors and Former Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). MICHAEL THOMAS FRIES 2 President and Chief Executive Officer of Liberty Global, plc. Vice Chairman of the Board of Liberty Global, Executive Chairman of the Board of Liberty Latin America, Member of the Boards of Directors of Lionsgate and Ca-ble Television Labs, Trustee of the Board of The Paley Center for Media, Chairman of the Boards of Directors of Museum of Contemporary Art Den-ver and Biennial of the Americas, Digital Communications Governor and Steering Committee Member of the World Economic Forum. Member of Young Presidents’ Organization. GUILLERMO GARCÍA NARANJO ÁLVAREZ 2 Chairman of the Audit Committee and member of the Corporate Practices Committee of Grupo Televisa. Former Chairman of the Board of Trustees of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Board and Chairman of the Audit Committee of Grupo Fi-nanciero Citibanamex, S.A. de C.V., Banco Nacional de México, S.A. and Citibanamex, Casa de Bolsa, S.A. de C.V. and CBM Banco, S.A., Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas, S.A.B. de C.V. Statutory Auditor of Total Systems de México. Member of the Board and the Audit and Corporate Practices Committee of Internacional de Céramica, S.A.B. de C.V. BERNARDO GÓMEZ MARTÍNEZ 1 Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico. Member of the Boards of TelevisaUnivision and Innova (subsidiary of Gru-po Televisa). Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión. CARLOS HANK GONZÁLEZ 2 Chairman of the Board of Directors of Grupo Financiero Banorte and Banco Mercantil del Norte. Vice-President of the Board of Directors of Gruma. Chief Executive Officer of Grupo Hermes. Former Chief Executive Officer of Grupo Financiero Interacciones, Banco Interacciones and Interacciones Casa de Bol-sa. Former Deputy General Manager of Grupo Financiero Banorte. Member of the Boards of Directors of Bolsa Mexicana de Valores and Grupo Hermes. ENRIQUE KRAUZE KLEINBORT 1 Chief Executive Officer, Chairman of the Board of Directors and Founder of Editorial Clío, Libros y Videos, S.A. de C.V. and Letras Libres, S.A. de C.V. Member of Academia Mexicana de la Historia and Colegio Nacional. Information as of March 12, 2024

2023 Televisa Annual Report

DENISE MAERKER SALMÓN [1]
Executive producer of newcast "En punto". Cast member on the debate program "Tercer Grado". Former Research Professor and Director of Communication at Centro de Investigación y Docencia Económicas (CIDE).

SEBASTIAN MEJÍA [2]
President and Co-Founder of Rappi. Co-Founder of Grability.

LORENZO ALEJANDRO MENDOZA GIMÉNEZ [2]
Chief Executive Officer, Member of the Board of Directors and Chairman of the Executive Committee of Empresas Polar. Member of the MIT School of Management Board, the Latin American Board of Georgetown University, the Latin America Conservation Council (LACC) and the Board of Trustees of Universidad Metropolitana; Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005).

GUADALUPE PHILLIPS MARGAIN [1]
Chief Executive Officer of ICA Tenedora, S.A. de C.V. Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V. Former Vice-President of Finance and Risk of Grupo Televisa (left more than five years ago). Member of the Board of Directors of Grupo Axo, Club de Industriales, ICA Fluor, Ica Tenedora, Innova (subsidiary of Grupo Televisa) and Controladora Vuela de Aviación, S.A.B. de C.V.

FERNANDO SENDEROS MESTRE [2]
Executive President and Chairman of the Boards of Directors of Grupo Kuo, S.A.B. de C.V. and Dine, S.A.B de C.V. Chairman of the Board of Directors of Grupo Desc, S.A. de C.V. Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial. Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Member of Fundación para las Letras Mexicanas.

ENRIQUE FRANCISCO JOSÉ SENIOR HERNÁNDEZ [2]
Managing Director of Allen & Company LLC. Member of the Boards of Directors of Coca-Cola FEMSA, Cinemark and FEMSA.

EDUARDO TRICIO HARO [2]
Chairman of the Board of Directors of Grupo Lala. Chairman of the Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa. Chairman of Grupo Industrial Nuplen, Fundación Lala and SER, A.C. Member of the Boards of Directors of Grupo Aeroméxico, Aura Solar, Hospital Infantil de México "Federico Gómez", Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Negocios, and Instituto Nacional de Ciencias Médicas y Nutrición "Salvador Zubirán".

DAVID M. ZASLAV [2]
President, Chief Executive Officer and Director of Warner Bros. Discovery, Inc. Member of the Boards of Sirius XM Radio, Inc., The Paley Center for the Media, American Cinematheque, Syracuse University and Mount Sinai Medical Center.

ALTERNATE DIRECTORS

HERBERT A. ALLEN III [3]
President of Allen & Company LLC. Director of the Coca-Cola Company. Former Executive Vice-President and Managing Director of Allen & Company Incorporated.

FÉLIX JOSÉ ARAUJO RAMÍREZ [1]
Vice President of Digital and Broadcast Television and Televisa Regional. Former Chief Executive Officer of Telesistema Mexicano.

JOAQUÍN BALCÁRCEL SANTA CRUZ [1]
Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa. Member of the Board of Ollamani. Former Vice-President - Legal and General Counsel of Grupo Televisa. Former Vice-President and General Counsel of Television Division. Former Legal Director of Grupo Televisa.

JULIO BARBA HURTADO [1]
Legal Advisor of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Former Legal Advisor to the Board of Grupo Televisa.

LUIS ALEJANDRO BUSTOS OLIVARES [1]
Legal Vice-President and General Counsel of Grupo Televisa. Former Legal and Regulatory on Telecommunications Vice-President, former Legal General Director of Special Affairs, former Corporate Legal General Director, former Legal Director of Litigation of Grupo Televisa. Former General Counsel of The Pepsi Bottling Group Mexico. Former litigation lawyer at Mr. Ramón Sánchez Medal's law firm.

JORGE AGUSTÍN LUTTEROTH ECHEGOYEN [1]
Vice-President and Corporate Controller of Grupo Televisa. Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C. and former Controller of Televisa Corporación. Alternate Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Alternate Member of the Board of Managers and the Executive Committee of Innova (subsidiary of Grupo Televisa).

RAÚL MORALES MEDRANO [2]
Partner of Chévez, Ruiz, Zamarripa y Cia., S.C. Member of the Board of Directors and of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

Secretary of the Board of Directors
RICARDO MALDONADO YÁÑEZ

Audit Committee
GUILLERMO GARCÍA NARANJO ÁLVAREZ (C) [2]
FRANCISCO JOSÉ CHÉVEZ ROBELO [2]
JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ [2]
Corporate Practices and Compensation Committee
JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ (C) [2]
GUILLERMO GARCÍA NARANJO ÁLVAREZ [2]
EDUARDO TRICIO HARO [2]
(C) Chairman
[1] Related
[2] Independent
[3] Alternate of Mr. Enrique Francisco José Senior Hernández

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Set forth below are our consolidated results for the years ended December 31, 2023 and 2022. As required by regulations issued by Comisión Nacional Bancaria y de Valores, or the Mexican Bank and Securities Commission, for listed companies in Mexico, our financial information is presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for financial reporting purposes. The financial information set forth below should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 included in this annual report.

As a result of the TelevisaUnivision transaction, which was closed on January 31, 2022, the results of the Content segment, as well as the Feature Film Distribution business, which was previously classified in the Other Businesses segment, are presented as part of discontinued operations in our consolidated financial statements, for the year ended December 31, 2021, as well as for the month ended January 31, 2022. Accordingly, these operations are not presented in this annual report as part of the information by segments.

On October 27, 2022, our Board of Directors approved a proposal to spin-off the Spun-off Businesses, which was approved by our shareholders at the meeting held on April 26, 2023.

This proposal was carried out through a spin-off of the Company, which became effective on January 31, 2024, by creating Ollamani, which holds the Spun-off Businesses and has the same shareholding structure as the Company. The businesses of Cable and Sky, our investment in TelevisaUnivision, broadcasting concessions and infrastructure, as well as other assets and real estate related to these businesses, remained in the Company.

Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024. Beginning with the first quarter of 2024, will begin to present the results of operations of our Spun-off Businesses as discontinued operations in our consolidated statements of income for any comparative prior period and for the month ended January 31, 2024.

	Year ended December 31,	
(Millions of Mexican Pesos) [1]	**2023**	2022
Revenues	**Ps. 73,767.9**	Ps. 75,526.6
Cost of revenues	**48,898.7**	48,807.6
Selling expenses	**9,146.9**	9,422.9
Administrative expenses	**12,200.1**	12,061.9
Other expense, net	**(866.8)**	(815.6)
Operating income	**2,655.4**	4,418.6
Finance expense, net	**4,697.8**	9,206.2
Share of loss of associates and joint ventures, net	**(4,086.6)**	(7,378.2)
Income tax (expense) benefit	**(2,678.3)**	1,227.5
Net loss from continuing operations	**(8,807.3)**	(10,938.3)
Income from discontinued operations, net	**0.0**	56,222.2
Net (loss) income	**(8,807.3)**	45,283.9
Net (loss) income attributable to non-controlling Interests	**(384.6)**	571.7
Net (loss) income attributable to stockholders of the Company	**Ps. (8,422.7)**	Ps. 44,712.2

[1] Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2023 and 2022 included in this annual report due to differences in rounding.

26

27 2023 Televisa Annual Report RESULTS OF OPERATIONS The following table sets forth the reconciliation between our operating segment income and the consolidated operating income according to IFRS, for the years ended December 31, 2023 and 2022: Year ended December 31, (Millions of Mexican Pesos) 1 2023 2022 Revenues Ps. 73,767.9 Ps. 75,526.6 Cost of revenues 2 31,045.3 31,242.5 Selling expenses 2 8,909.3 9,065.2 Administrative expenses 2 7,562.0 7,329.2 Intersegment operations 160.0 120.4 Operating segment income 26,411.3 28,010.1 Corporate expenses 1,259.9 1,538.1 Depreciation and amortization 21,469.2 21,117.4 Other expense, net (866.8) (815.6) Intersegment operations (160.0) (120.4) Operating income Ps. 2,655.4 Ps. 4,418.6 1 Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2023 and 2022 included in this annual report due to differences in rounding. 2 Excluding corporate expenses and depreciation and amortization.

28 OVERVIEW OF OPERATING SEGMENT RESULTS The following table sets forth the revenues and operating segment income of each of our business segments, intersegment operations, corporate expenses, depreciation and amortization, and other expense, net, for the years ended December 31, 2023 and 2022: Year ended December 31, (Millions of Mexican Pesos) 2023 2022 % Contribution to 2023 total segment revenues Segment revenues Cable Ps. 48,802.5 Ps. 48,411.8 65.7% Sky 17,585.2 20,339.0 23.7 Other Businesses 7,870.6 7,338.8 10.6 Segment revenues 74,258.3 76,089.6 100.0 Intersegment operations 1 (490.4) (563.0) (0.7) Revenues Ps. 73,767.9 Ps. 75,526.6 99.3% Operating segment income Cable Ps. 18,727.5 Ps. 19,902.8 Sky 5,731.4 6,416.3 Other Businesses 1,952.4 1,691.0 Operating segment income 2 26,411.3 28,010.1 Corporate expenses 2 (1,259.9) (1,538.1) Depreciation and amortization 2 (21,469.2) (21,117.4) Other expense, net (866.8) (815.6) Intersegment operations (160.0) (120.4) Operating income 3 Ps. 2,655.4 Ps. 4,418.6 1 For segment reporting purposes, intersegment revenues are included in each of the segment operations. 2 The operating segment income data set forth in this annual report do not reflect corporate expenses nor depreciation and amortization in any year presented, but are presented herein to facilitate the discussion of segment results. 3 Operating income reflects corporate expenses, depreciation and amortization, other expense, net, and intersegment operations in the years presented. See Note 26 to our consolidated year-end financial statements.

29 2023 Televisa Annual Report OVERVIEW OF RESULTS OF OPERATIONS Revenues Revenues decreased by Ps.1,758.7 million, or 2.3%, to Ps.73,767.9 million for the year ended December 31, 2023, from Ps.75,526.6 million for the year ended December 31, 2022. This decrease was due to a revenue decline in the Sky segments, which was partially offset by a increase in revenues in our Cable and Other Businesses segments. Cost of Revenues Cost of revenues decreased by Ps.197.2 million, or 0.6%, to Ps.31,045.3 million for the year ended December 31, 2023, from Ps. 31,242.5 million for the year ended December 31, 2022. The decrease mainly reflects lower to cost in our Sky segment, which was partially offset by a increase in costs in our Cable and Other Businesses segments. Selling Expenses Selling expenses decreased by Ps.155.9 million, or 1.7%, to Ps.8,909.3 million for the year ended December 31, 2023 from Ps.9,065.2 million for the year ended December 31, 2022. This decrease was primarily attributable to lower selling expenses in our Sky segment, which was partially offset by a increase in selling expenses in our Cable and Other Businesses segments. Administrative and Corporate Expenses Administrative and corporate expenses decreased by Ps.45.4 million, or 0.5%, to Ps.8,821.9 million for the year ended December 31, 2023, from Ps.8,867.3 million for the year ended December 31, 2022. The decrease mainly re-flects lower corporate expenses and was partially offset by an increase in administrative expenses in our Cable and Other Businesses segments. Corporate expenses decreased by Ps.278.2 million, or 18.1%, to Ps.1,259.9 million in 2023, from Ps.1,538.1 million in 2022. The decrease reflected primarily a lower share-based compensation expense, as well as a decrease in oth-er non-allocated corporate expenses. Share-based compensation expense in 2023 and 2022 amounted to Ps.748.5 million and Ps.968.6 million, respec-tively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

30 Cable Cable revenues represented 65.7% and 63.6% of our segment revenues for the years ended December 31, 2023 and 2022, respectively, and increased by Ps.390.7 million, or 0.8%, to Ps.48,802.5 million for the year ended December 31, 2023 from Ps.48,411.8 million for the year ended December 31, 2022 Total revenue generating units, or RGUs, of about 15.4 mil-lion for the year ended December 31, 2023. Total net addi-tions for the year ended December 31, 2023, decreased 519 thousand RGUs, due to decreased in our services of video and broadcast. Cable operating segment income decreased by Ps.1,175.3 million, or 5.9%, to Ps.18,727.5 million for the year ended De-cember 31, 2023, from Ps.19,902.8 million for the year ended December 31, 2022, and the margin reached 38.4%. These decreases were primarily due to increases in maintenance, leases, broadband and signal costs and expenses, which were partially offset by an increase in revenues. The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2023 and 2022: 2023 2022 Video 4,059,494 4,458,220 Broadband 5,678,431 5,984,151 Voice 5.351,145 5,233,724 Mobile 307,807 240,207 RGUs 15,396,877 15,916,302

31 2023 Televisa Annual Report Sky Sky revenues represented 23.7% and 26.7% of our seg-ment revenues for the years ended December 31, 2023 and 2022, respectively, and decreased by Ps.2,753.8 million, or 13.5%, to Ps.17,585.2 million for the year ended December 31, 2023 from Ps.20,339.0 million for the year ended De-cember 31, 2022. This decrease was due to the decrease in the number of video and broadband RGUs for the year ended December 31, 2023. Total disconnections for the year ended December 31, 2023, were approximately 798 thousand RGUs. This was mainly driven by the loss of 689.6 thousand video RGUs and 125.2 thousand broadband net disconnections. Mobile RGUs increased by 16.9 thousand. In addition, Sky closed the year with 118,670 video RGUs in Central America and the Dominican Republic. The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2023, and 2022. 2023 2022 Video 5,567,426 6,257,059 Broadband 515,089 640,294 Voice 344 453 Mobile 32,502 15,602 RGUs 6,115,361 6,913,408 Sky operating segment income decreased by Ps.684.9 million, or 10.7%, to Ps.5,731.4 million for the year ended December 31, 2023, from Ps.6,416.3 million for the year ended December 31, 2022, and the margin totaled 32.6%. This decrease in operating segment income was due to the lower revenue, which was partially offset by a decrease in programming costs, sales promotion and broadcast rights.

32 Other Businesses Other Businesses revenues represented 10.6% and 9.7% of our segment revenues for the years ended December 31, 2023, and 2022, respectively, and increased by Ps.531.8 million, or 7.2%, to Ps.7,870.6 million for the year ended De-cember 31, 2023, from Ps.7,338.8 million for the year ended December 31, 2022. This increase was primarily attributable to higher revenues in the gamming and futbol businesses. Other Businesses operating segment income increased by Ps.261.4 million, or 15.5%, to Ps.1,952.4 million for the year ended December 31, 2023, from Ps.1,691.0 million for the year ended December 31, 2022. This increase was primarily due to an increase in revenues, which was partially offset by an increase in cost of revenues and operating expenses. Depreciation and Amortization Depreciation and amortization expense increased by Ps.351.8 million, or 1.7%, to Ps.21,469.2 million for the year ended December 31, 2023, from Ps.21,117.4 million for the year ended December 31, 2022. This increase was primari-ly due to an increase in depreciation and amortization ex-pense in our Cable segment, which was partially offset by a decrease in depreciation and amortization expense in our Sky and Other Businesses segments. Other Expense, Net Other expense, net, increased by Ps.51.2 million, to Ps.866.8 million for the year ended December 31, 2023, from Ps.815.6 million for the year ended December 31, 2022. This increase reflected primarily (i) an increase in non-recurring severance expense in connection with headcount reductions in our Cable segment; (ii) non-re-curring expense related to damage caused by Hurricane “Otis” in our Cable segment; and (iii) impairment adjust-ments of long-lived assets. These unfavorable variances were partially offset by (i) the absence in 2023 of other expense in connection with a settlement agreement of a class action in the fourth quarter of 2022; and (ii) an inter-est income for recovery of asset tax from prior years. Operating Income Operating Income decreased by Ps.1,763.2 million, or 39.9%, to Ps.2,655.4 million for the year ended December 31, 2023, from Ps.4,418.6 million for the year ended De-cember 31, 2022. This decrease reflected primarily a de-creased in revenues as well as an increase in depreciation and amortization and other expense, net and was partial-ly offset by a decrease in cost and operating expenses.

33 2023 Televisa Annual Report NON-OPERATING RESULTS Finance Expense, Net Finance expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Un-der IFRS, finance income or expense, net, reflects: • interest expense; • interest income; • foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies; and • other finance income or expense, net, including gains or losses from derivative instruments. Our foreign exchange position is affected by our assets or lia-bilities denominated in foreign currencies, primarily U.S. dol-lars. We record a foreign exchange gain or loss if the exchange rate of the Mexican Peso to the other currencies in which our monetary assets or liabilities are denominated varies. Finance expense, net, decreased by Ps.4,508.4 million, or 49.0%, to Ps.4,697.8 million for the year ended December 31, 2023, from Ps.9,206.2 million for the year ended De-cember 31, 2022. This decrease reflected: (i) a Ps.1,801.3 million decrease in interest expense in connection with a lower average principal amount of debt in the year ended December 31, 2023, resulting primarily from prepayments made in 2023 of our long-term debt; (ii) a Ps.1,156.3 million increase in interest income explained primarily by higher interest rates in 2023, which effect was partially offset by a lower average amount of cash and cash equivalents for the year ended December 31, 2023; and (iii) a Ps.1,574.9 million decrease in foreign exchange loss, net, resulting primarily from the appreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar net asset position for the year ended December 31, 2023, compared to a higher average U.S. dollar net asset position for the year ended December 31, 2022, which was partially offset by a 13.1% appreciation of the Mexican peso against the U.S. dollar in 2023, compared to a 5.0% appreciation in 2022. These favorable variances were partially offset by a Ps.24.1 million increase in other finance expense, net, resulting from a higher loss in fair value of our derivative contracts for the year ended December 31, 2023.

March
User count
5739
2019
2020

Share of Loss of Associates and Joint Ventures, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in losses of associates and joint ventures up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when we have made guaranteed commitments in respect of obligations incurred by associates and joint ventures.

Share of loss of associates and joint ventures, net, decreased by Ps.3,291.6 million, to a share of loss of Ps.4,086.6 million in 2023, from Ps.7,378.2 million in 2022. This decrease reflected primarily a lower net loss of TelevisaUnivision for the year ended December 31, 2023.

We recognized a share of loss of TelevisaUnivision in 2023 and 2022, primarily in connection with a goodwill impairment adjustment recognized by TelevisaUnivision in the fourth quarter of 2023 and 2022.

Share of loss of associates and joint ventures, net, for the year ended December 31, 2023, included primarily our share of loss of TelevisaUnivision.

Income Taxes

Income taxes changed by Ps.3,905.8 million, to an income tax expense of Ps.2,678.3 million for the year ended December 31, 2023, from an income tax benefit of Ps.1,227.5 million for the year ended December 31, 2022.

34

2023 Televisa Annual Report

This unfavorable change reflected primarily a non-cash net income tax expense in connection with the recognition of income taxes from prior years, as well as write-offs of deferred income tax assets.

The Mexican corporate income tax rate was 30% in each of the years 2023, 2022 and 2021.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses, which are not wholly-owned by us, including our Cable and Sky segments.

Net income or loss attributable to non-controlling interests changed by Ps.956.3 million to a net loss of Ps.384.6 million in 2023, compared with a net income of Ps.571.7 million in 2022. This change reflected primarily a net loss attributable to non-controlling interests in our Cable segment.

Net Income or Loss Attributable to Stockholders of the Company

Net income or loss attributable to stockholders of the Company amounted to a net loss of Ps.8,422.7 million for the year ended December 31, 2023, compared with a net income of Ps.44,712.2 million for the year ended December 31, 2022.

The unfavorable change of Ps.53,134.9 million, reflected:

I. The absence in 2023 of a Ps.56,222.2 million income from discontinued operations that we recognized in 2022 in connection with the TelevisaUnivision transaction;
II. a Ps.1,712.0 million decrease in operating income before other expense;
III. a Ps.51.2 million increase in other expense, net; and
IV. a Ps.3,905.8 million unfavorable change in income tax benefit or expense.

These unfavorable variances were partially offset by:
I. a Ps.4,508.4 million decrease in finance expense, net;
II. a Ps.3,291.6 million decrease in share of loss of associates and joint ventures, net; and
III. a Ps.956.3 million favorable change in net income or loss attributable to non-controlling interests.

Capital Expenditures and Investments

During 2023, we:

- made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$828.5 million, of which approximately U.S.$633.0 million are for our Cable segment, U.S.$149.2 million are for our Sky segment, and the remaining amount was for our Other Businesses segment; and
- provided financing to Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. ("GTAC") in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.155.1 million (U.S.$8.8 million).

35

During 2022, we:

- made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$859.8 million, of which approximately U.S.$645.9 million was for our Cable segment, U.S.$193.1 million was for our Sky segment, and the remaining amount was for our Other Businesses segment and discontinued operations; and
- provided financing to Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. ("GTAC") in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.166.2 million (U.S.$8.4 million).

Indebtedness

As of December 31, 2023, our consolidated long-term portion of debt amounted to Ps.79,814.2 million, and our consolidated current portion of debt was Ps.10,000.0 million. Additionally, as of December 31, 2023, our consolidated long-term portion of lease liabilities amounted to Ps.6,010.6 million, and our consolidated current portion of lease liabilities was Ps.1,280.9 million.

The major components of our total consolidated indebtedness as of December 31, 2023, were as follows:

	Principal	Interest Rate	Maturity Date
Debt:			
Senior Notes	Ps. 5,079.7	8.50%	2032
Senior Notes	4,500.0	8.49%	2037
Senior Notes	3,715.6	6.625%	2025
Senior Notes	10,159.5	6.625%	2040
Senior Notes	6,225.7	7.25%	2043
Senior Notes	13,387.0	5.00%	2045
Senior Notes	3,512.1	4.625%	2026
Senior Notes	14,893.4	6.125%	2046
Senior Notes	11,191.2	5.25%	2049
Notes	4,500.0	8.79%	2027
Banks loans	10,000.0	12.5551%	2024
Banks loans (Sky)	2,650.0	12.4033%	2026
Total debt	**Ps. 89,814.2**		

Lease liabilities:			
Satellite transponder lease agreement	Ps. 1,994.4		2027
Telecommunications network lease agreement	573.8		2030
Other lease liabilities	4,723.3		2051
Total lease liabilities	**Ps. 7,291.5**		

36

37 2023 Televisa Annual Report The amounts of debt in our consolidated statement of fi-nancial position as of December 31, 2023, are presented net of unamortized finance costs in the aggregate amount of Ps.1,278.4 million, and do not included related accrued in-terest payable in the aggregate amount of Ps.1,506.8 million. For a further description of this indebtedness, see Note 14 to the consolidated financial statements. Spun-off Businesses In connection with a spin-off proposal approved by our Board of Directors and Stockholders to separate most of the net assets comprising the operations of our former Other Businesses segment (“Spun-off Businesses”): I. a new controlling entity of the Spun-off Businesses, Ollamani, S.A.B. (“Ollamani”), was incorporated under the laws of Mexico as a limited liability public stock cor-poration on January 31, 2024; II. a spin-off of the Spun-off Businesses was carried out on January 31, 2024; III. we obtained all required corporate and regulatory au-thorizations for this spin-off proposal on February 12, 2024; IV. the shares of Ollamani were listed and began to trade on February 20, 2024, in the form of CPOs, on the Mexi-can Stock Exchange under the ticker symbol “AGUILAS CPO”; and V. beginning in the first quarter of 2024, we will begin to present the results of operations of our Spun-off Busi-nesses as discontinued operations in our consolidated statements of income for any comparative prior period and for the month ended January 31, 2024.

38 FINANCIAL STATEMENTS INDEPENDENT AUDITORS’ REPORT 39 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 44 CONSOLIDATED STATEMENTS OF INCOME 46 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME 47 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 48 CONSOLIDATED STATEMENTS OF CASH FLOWS 50 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 51

Grupo Televisa, S.A.B. and Subsidiaries 39 To the Board of Directors and Stockholders Grupo Televisa, S.A.B. (Thousands of Mexican pesos) Opinion We have audited the consolidated financial statements of Grupo Televisa, S.A.B. and subsidiaries (the Group), which comprise the consolidated statements of financial position as at December 31, 2023 and 2022, the consolidated statements of income or loss, comprehensive income or loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, and notes, comprising material accounting policies and other explanatory information. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated finan-cial position of the Group as at December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2023, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. INDEPENDENT AUDITORS’ REPORT

Grupo Televisa, S.A.B. and Subsidiaries 40 The key audit matter The intangible assets and goodwill with indefinite useful life balance as of December 31, 2023 was Ps.29,103,893 of which Ps.28,993,579 relates to the Cable and Sky cash-generating units (CGUs). The Group performs impairment reviews of intangible assets and goodwill with indefinite useful life annually or more fre-quently if events or changes in circumstances indicate a po-tential impairment. The carrying amount of goodwill and in-definite-lived intangible assets is compared to the recoverable amount, which is the higher of the value in use (VIU) and the fair value less costs to sell (FVLCS). An impairment loss is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods. The annual impairment testing of the intangible assets and goodwill with indefinite useful life is considered to be a key audit matter due to the complexity of the accounting require-ments and the significant judgment required in determining the assumptions to be used to estimate the recoverable amount, which included the forecasted revenue growth rates, the long-term growth rate, the discount rates, and the market multiple values. Minor changes to these key assumptions could have had a significant effect on the VIU and FVLCS of the CGUs. How the matter was addressed in our audit The primary procedures we performed to address this key au-dit matter included the following: - We evaluated the Group’s historical ability to project the revenue growth rates by comparing prior year projections for the current year to the actual growth rates. - We obtained an understanding of future year projections and compared the revenue growth rates assumption to those of comparable companies using publicly available data. - We involved valuation professionals with specialized skills and knowledge, who assisted comparing the Group’s long-term growth rate to publicly available data for comparable entities, evaluating the reasonableness of the discount rates by comparing the inputs used by management to develop the discount rate to publicly available data for comparable entities, evaluating the comparable entities used by analyzing the industry and financial characteristics of the comparable entities to ensure alignment with the Group’s industry and comparing the market multiple values applied to publicly available data for comparable entities. Impairment assessment of intangible assets and goodwill with indefinite useful life See notes 2(m), 5(a) and 13 to the consolidated financial statements

Grupo Televisa, S.A.B. and Subsidiaries 41 The key audit matter The Group has capital tax loss carryforwards derived primarily from the disposal of its former investment in GSF Telecom Hol-dings S.A.P.I. de C.V. As of December 31, 2023, capital tax loss carryforwards for which deferred tax assets were recognized amounted to Ps.19,028,253. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences. The realizability of capital tax loss carryforwards is considered to be a key audit matter due to the complexity of the accounting requirements and the significant judgment required in order to assess the feasibility and appropriateness of the tax strategy plan for recovering the capital tax loss carryforwards. How the matter was addressed in our audit The primary procedures we performed to address this key au-dit matter included the following: - We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Group’s deferred income tax recoverability strategy by reviewing and assessing the appropriateness and feasibility of the tax strategy plan to be executed by management to recover the capital tax loss carryforward. Realizability of capital tax loss carryforward See notes 2(v), 5(c) and 24 to the consolidated financial statements

Grupo Televisa, S.A.B. and Subsidiaries 42 Other information Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2023, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (the Annual Report) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of the auditors’ report. Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the con-solidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance. Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assu-rance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a ma-terial misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Grupo Televisa, S.A.B. and Subsidiaries 43 – Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regar-ding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe the-se matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. KPMG Cárdenas Dosal, S. C. C.P.C. Joaquín Alejandro Aguilera Dávila Mexico City April 8, 2024.

Grupo Televisa, S.A.B. and Subsidiaries 44 The accompanying notes are an integral part of these consolidated financial statements. As of December 31, 2023 and 2022 (In thousands of Mexican pesos) (Notes 1, 2 and 3) Notes 2023 2022 ASSETS Current assets: Cash and cash equivalents 6 Ps. 32,586,352 Ps. 51,130,992 Trade accounts receivable, net 7 8,131,458 8,457,302 Other accounts receivable, net 339,560 315,006 Income taxes receivable 6,380,909 6,691,366 Other recoverable taxes 6,304,198 6,593,730 Derivative financial instruments 15 251,738 11,237 Due from related parties 20 1,450,238 311,224 Transmission rights 8 1,725,630 888,344 Inventories 1,261,304 1,448,278 Contract costs 2 2,011,512 1,918,287 Reimbursement receivable 27 — 1,431,486 Other current assets 1,661,644 2,379,571 Total current assets 62,104,543 81,576,823 Non-current assets: Trade accounts receivable, net of current portion 7 428,701 438,376 Due from related party 20 4,630,459 6,365,038 Derivative financial instruments 15 — 532,344 Transmission rights 8 641,154 1,022,782 Investments in financial instruments 9 2,586,601 3,389,485 Investments in associates and joint ventures 10 43,427,638 50,450,949 Property, plant and equipment, net 11 77,848,576 82,236,399 Investment property, net 11 2,790,173 2,873,165 Right-of-use assets, net 12 6,085,861 6,670,298 Intangible assets, net and goodwill 13 40,389,842 41,123,587 Deferred income tax assets 24 18,203,133 18,769,968 Contract costs 2 3,318,674 3,399,939 Other assets 214,902 258,378 Total non-current assets 200,565,714 217,530,708 Total assets Ps. 262,670,257 Ps. 299,107,531 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Grupo Televisa, S.A.B. and Subsidiaries 45 The accompanying notes are an integral part of these consolidated financial statements. Notes 2023 2022 LIABILITIES Current liabilities: Current portion of long-term debt 14 Ps. 9,987,932 Ps. 1,000,000 Interest payable 14 1,506,766 1,761,069 Current portion of lease liabilities 14 1,280,932 1,373,233 Derivative financial instruments 15 — 71,401 Trade accounts payable and accrued expenses 12,861,122 16,083,858 Customer advances 1,391,553 1,841,097 Income taxes payable 24 774,433 4,457,904 Other taxes payable 2,948,135 2,661,210 Employee benefits 1,563,942 1,384,808 Due to related parties 20 579,023 88,324 Current portion of deferred revenue 20 287,667 287,667 Provision for lawsuit settlement agreement 27 — 1,850,220 Other current liabilities 1,709,357 1,510,127 Total current liabilities 34,890,862 34,370,918 Non-current liabilities: Long-term debt, net of current portion 14 78,547,927 104,240,650 Lease liabilities, net of current portion 14 6,010,618 6,995,839 Deferred revenue, net of current portion 20 4,890,347 5,178,014 Deferred income tax liabilities 24 1,053,543 1,249,475 Post-employment benefits 16 733,049 771,468 Other non-current liabilities 1,871,478 2,171,262 Total non-current liabilities 93,106,962 120,606,708 Total liabilities 127,997,824 154,977,626 EQUITY Capital stock 17 4,722,776 4,836,708 Additional paid-in capital 15,889,819 15,889,819 Retained earnings 18 120,400,302 131,053,859 Accumulated other comprehensive loss, net 18 (9,866,793) (10,823,878) Shares repurchased 17 (11,865,735) (12,648,558) Equity attributable to stockholders of the Company 119,280,369 128,307,950 Non-controlling interests 19 15,392,064 15,821,955 Total equity 134,672,433 144,129,905 Total liabilities and equity Ps. 262,670,257 Ps. 299,107,531

Grupo Televisa, S.A.B. and Subsidiaries 46 The accompanying notes are an integral part of these consolidated financial statements. For the years ended December 31, 2023, 2022 and 2021 (In thousands of Mexican pesos, except per CPO amounts) (Notes 1, 2 and 3) Notes 2023 2022 2021 Revenues 26 Ps. 73,767,930 Ps. 75,526,609 Ps. 73,915,432 Cost of revenues 21 48,898,707 48,807,606 46,653,598 Selling expenses 21 9,146,910 9,422,916 8,099,607 Administrative expenses 21 12,200,090 12,061,932 12,189,542 Income before other income or expense 26 3,522,223 5,234,155 6,972,685 Other (expense) income, net 22 (866,819) (815,565) 3,716,237 Operating income 2,655,404 4,418,590 10,688,922 Finance expense 23 (8,005,237) (11,357,273) (12,478,039) Finance income 23 3,307,454 2,151,109 560,026 Finance expense, net (4,697,783) (9,206,164) (11,918,013) Share of (loss) income of associates and joint ventures, net 10 (4,086,628) (7,378,249) 3,671,030 (Loss) income before income taxes (6,129,007) (12,165,823) 2,441,939 Income tax (expense) benefit 24 (2,678,245) 1,227,462 (1,673,054) Net (loss) income from continuing operations (8,807,252) (10,938,361) 768,885 Income from discontinued operations, net 28 — 56,222,185 6,585,900 Net (loss) income Ps. (8,807,252) Ps. 45,283,824 Ps. 7,354,785 Net (loss) income attributable to: Stockholders of the Company Ps. (8,422,730) Ps. 44,712,180 Ps. 6,055,826 Non-controlling interests 19 (384,522) 571,644 1,298,959 Net (loss) income Ps. (8,807,252) Ps. 45,283,824 Ps. 7,354,785 Basic (loss) earnings per CPO attributable to stockholders of the Company: Continuing operations Ps. (3.01) Ps. (4.06) Ps. (0.16) Discontinued operations 25 — 19.86 2.33 Total Ps. (3.01) Ps. 15.80 Ps. 2.17 Diluted (loss) earnings per CPO attributable to stockholders of the Company: Continuing operations Ps. (3.01) Ps. (4.06) Ps. (0.16) Discontinued operations 25 — 19.86 2.33 Total Ps. (3.01) Ps. 15.80 Ps. 2.17 CONSOLIDATED STATEMENTS OF INCOME OR LOSS

Grupo Televisa, S.A.B. and Subsidiaries 47 The accompanying notes are an integral part of these consolidated financial statements. Notes 2023 2022 2021 Net (loss) income Ps. (8,807,252) Ps. 45,283,824 Ps. 7,354,785 Other comprehensive income (loss): Items that will not be reclassified to income: Remeasurement of post-employment benefit obligations 16 83,935 158,119 279,825 Open-Ended Fund, net of hedge 9 (741) (131,957) (19,718) Publicly traded equity instruments 9 (698,903) (906,658) (123,359) Items that may be subsequently reclassified to income: Exchange differences on translating foreign operations (758,835) (143,156) 92,555 Cash flow hedges (287,536) 395,807 1,927,601 Share of other comprehensive income of associates and joint ventures 10 4,278,531 4,245,546 245,714 Other comprehensive income before income taxes 2,616,451 3,617,701 2,402,618 Income taxes 24 (1,704,735) (833,121) (467,749) Other comprehensive income 911,716 2,784,580 1,934,869 Comprehensive (loss) income Ps. (7,895,536) Ps. 48,068,404 Ps. 9,289,654 Comprehensive (loss) income attributable to: Stockholders of the Company Ps. (7,465,645) Ps. 47,510,294 Ps. 7,990,682 Non-controlling interests 19 (429,891) 558,110 1,298,972 Comprehensive (loss) income Ps. (7,895,536) Ps. 48,068,404 Ps. 9,289,654 For the years ended December 31, 2023, 2022 and 2021 (In thousands of Mexican pesos) (Notes 1, 2 and 3) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

Grupo Televisa, S.A.B. and Subsidiaries 48 The accompanying notes are an integral part of these consolidated financial statements. Accumulated Other Equity Retained Comprehensive Shares Attributable to Non-controlling Capital Stock Additional Earnings (Loss) Income Repurchased Stockholders of Interests (Note 17) Paid-in Capital (Note 18) (Note 18) (Note 17) the Company (Note 19) Total Equity Balance at January 1, 2021 Ps. 4,907,765 Ps. 15,889,819 Ps. 84,280,397 Ps. (15,556,848) Ps. (16,079,124) Ps. 73,442,009 Ps. 14,497,024 Ps. 87,939,033 Funding for acquisition of shares under the Long-term Retention Plan — — — — (328,500) (328,500) — (328,500) Dividends — — (1,053,392) — — (1,053,392) (405,928) (1,459,320) Share cancellation (71,057) — (1,510,290) — 1,581,347 — — — Shares repurchased — — — — (774,073) (774,073) — (774,073) Sale of shares — — (1,126,573) — 1,900,646 774,073 — 774,073 Cancellation of sale of shares — — 505,357 — (505,357) — — — Share-based compensation — — 1,066,863 — — 1,066,863 — 1,066,863 Other — — — — — — 16,334 16,334 Comprehensive income — — 6,055,826 1,934,856 — 7,990,682 1,298,972 9,289,654 Balance at December 31, 2021 4,836,708 15,889,819 88,218,188 (13,621,992) (14,205,061) 81,117,662 15,406,402 96,524,064 Funding for acquisition of shares under the Long-term Retention Plan — — — — (648,242) (648,242) — (648,242) Disposition of non-controlling interests of discontinued operations — — — — — — (142,071) (142,071) Dividends — — (1,053,392) — — (1,053,392) — (1,053,392) Repurchase of CPOs — — — — (629,326) (629,326) — (629,326) Shares repurchased — — — — (980,410) (980,410) — (980,410) Sale of shares — — (3,080,729) — 4,061,139 980,410 — 980,410 Cancellation of sale of shares — — 246,658 — (246,658) — — — Share-based compensation — — 2,009,304 — — 2,009,304 — 2,009,304 Other — — 1,650 — — 1,650 (486) 1,164 Comprehensive income — — 44,712,180 2,798,114 — 47,510,294 558,110 48,068,404 Balance at December 31, 2022 4,836,708 15,889,819 131,053,859 (10,823,878) (12,648,558) 128,307,950 15,821,955 144,129,905 Funding for acquisition of shares under the Long-term Retention Plan — — — — (86,000) (86,000) — (86,000) Dividends — — (1,027,354) — — (1,027,354) — (1,027,354) Share cancellation (113,932) — (1,339,107) — 1,453,039 — — — Repurchase of CPOs — — — — (1,197,082) (1,197,082) — (1,197,082) Shares repurchased — — — — (172,976) (172,976) — (172,976) Sale of shares — — (692,062) — 865,038 172,976 — 172,976 Cancellation of sale of shares — — 79,196 — (79,196) — — — Share-based compensation — — 748,500 — — 748,500 — 748,500 Comprehensive (loss) income — — (8,422,730) 957,085 — (7,465,645) (429,891) (7,895,536) Balance at December 31, 2023 Ps. 4,722,776 Ps. 15,889,819 Ps. 120,400,302 Ps. (9,866,793) Ps. (11,865,735) Ps. 119,280,369 Ps. 15,392,064 Ps. 134,672,433 For the years ended December 31, 2023, 2022 and 2021 (In thousands of Mexican pesos) (Notes 1, 2 and 3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Grupo Televisa, S.A.B. and Subsidiaries 49 Accumulated Other Equity Retained Comprehensive Shares Attributable to Non-controlling Capital Stock Additional Earnings (Loss) Income Repurchased Stockholders of Interests (Note 17) Paid-in Capital (Note 18) (Note 18) (Note 17) the Company (Note 19) Total Equity Balance at January 1, 2021 Ps. 4,907,765 Ps. 15,889,819 Ps. 84,280,397 Ps. (15,556,848) Ps. (16,079,124) Ps. 73,442,009 Ps. 14,497,024 Ps. 87,939,033 Funding for acquisition of shares under the Long-term Retention Plan — — — — (328,500) (328,500) — (328,500) Dividends — — (1,053,392) — — (1,053,392) (405,928) (1,459,320) Share cancellation (71,057) — (1,510,290) — 1,581,347 — — — Shares repurchased — — — — (774,073) (774,073) — (774,073) Sale of shares — — (1,126,573) — 1,900,646 774,073 — 774,073 Cancellation of sale of shares — — 505,357 — (505,357) — — — Share-based compensation — — 1,066,863 — — 1,066,863 — 1,066,863 Other — — — — — — 16,334 16,334 Comprehensive income — — 6,055,826 1,934,856 — 7,990,682 1,298,972 9,289,654 Balance at December 31, 2021 4,836,708 15,889,819 88,218,188 (13,621,992) (14,205,061) 81,117,662 15,406,402 96,524,064 Funding for acquisition of shares under the Long-term Retention Plan — — — — (648,242) (648,242) — (648,242) Disposition of non-controlling interests of discontinued operations — — — — — — (142,071) (142,071) Dividends — — (1,053,392) — — (1,053,392) — (1,053,392) Repurchase of CPOs — — — — (629,326) (629,326) — (629,326) Shares repurchased — — — — (980,410) (980,410) — (980,410) Sale of shares — — (3,080,729) — 4,061,139 980,410 — 980,410 Cancellation of sale of shares — — 246,658 — (246,658) — — — Share-based compensation — — 2,009,304 — — 2,009,304 — 2,009,304 Other — — 1,650 — — 1,650 (486) 1,164 Comprehensive income — — 44,712,180 2,798,114 — 47,510,294 558,110 48,068,404 Balance at December 31, 2022 4,836,708 15,889,819 131,053,859 (10,823,878) (12,648,558) 128,307,950 15,821,955 144,129,905 Funding for acquisition of shares under the Long-term Retention Plan — — — — (86,000) (86,000) — (86,000) Dividends — — (1,027,354) — — (1,027,354) — (1,027,354) Share cancellation (113,932) — (1,339,107) — 1,453,039 — — — Repurchase of CPOs — — — — (1,197,082) (1,197,082) — (1,197,082) Shares repurchased — — — — (172,976) (172,976) — (172,976) Sale of shares — — (692,062) — 865,038 172,976 — 172,976 Cancellation of sale of shares — — 79,196 — (79,196) — — — Share-based compensation — — 748,500 — — 748,500 — 748,500 Comprehensive (loss) income — — (8,422,730) 957,085 — (7,465,645) (429,891) (7,895,536) Balance at December 31, 2023 Ps. 4,722,776 Ps. 15,889,819 Ps. 120,400,302 Ps. (9,866,793) Ps. (11,865,735) Ps. 119,280,369 Ps. 15,392,064 Ps. 134,672,433

Grupo Televisa, S.A.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2022 and 2021
(In thousands of Mexican pesos)
(Notes 1, 2 and 3)

		2023		2022		2021
Operating Activities:						
(Loss) income before income taxes from continuing operations	Ps.	(6,129,007)	Ps.	(12,165,823)	Ps.	2,441,939
Income before income taxes from discontinued operations		–		75,416,214		11,658,624
Adjustments to reconcile income or loss before income taxes to net cash provided by operating activities:						
Share of loss (income) of associates and joint ventures		4,086,628		7,378,249		(3,671,877)
Depreciation and amortization		21,469,152		21,239,306		21,418,369
Other amortization of assets		422,065		353,232		329,144
Impairment of long-lived assets		69,467		–		225,136
Loss (gain) on disposition of property and equipment		233,612		(131,683)		(279,593)
Impairment loss on trade accounts receivable and other receivables		1,107,996		1,172,555		1,276,990
Post-employment benefits		87,657		151,389		259,291
Interest income		(675,550)		(89,268)		(60,174)
Share-based compensation expense		748,500		1,665,909		1,088,413
Other finance loss, net		134,847		110,739		1,183,180
Gain on disposition of discontinued operations		–		(75,192,421)		–
Gain on disposition of investments, net		–		–		(4,547,029)
Other income		(734,421)		–		–
Interest expense		7,654,334		9,459,377		9,135,531
Lawsuit settlement agreement		–		418,734		–
Unrealized foreign exchange (gain) loss, net		(3,740,149)		(999,499)		1,805,986
		24,735,131		28,787,010		42,263,930
Decrease (increase) in trade accounts receivable		523,619		(4,176,638)		(2,000,397)
(Increase) decrease in transmission rights		(456,857)		1,241,568		(6,049,514)
Decrease in due from related parties, net		1,708,178		4,987,868		18,959
Decrease (increase) in inventories		564,745		(588,954)		(571,281)
Decrease (increase) in other accounts receivable and other current assets		1,271,583		(2,217,989)		(2,882,822)
(Decrease) increase in trade accounts payable and accrued expenses		(3,216,450)		(122,945)		850,760
(Decrease) increase in deferred revenue and customer advances		(734,349)		267,237		3,060,769
(Decrease) increase in other liabilities and taxes payable		(2,316,886)		(3,027,186)		2,877,152
Increase (decrease) in post-employment benefits		136,993		(564,382)		923,196
Income taxes paid		(7,014,309)		(12,118,014)		(9,166,602)
		(9,533,733)		(16,319,435)		(12,939,780)
Net cash provided by operating activities		15,201,398		12,467,575		29,324,150
Investing activities:						
Disposition of investments in financial instruments		–		–		2,014,371
Disposition of OCEN and Radiópolis		–		–		4,625,291
Proceeds from disposition of discontinued operations		–		66,095,454		–
Long-term credit with related party		–		(5,738,832)		–
Disposition or investment in joint ventures		45,556		(7,922)		122,227
Dividends from preferred shares		716,905		752,556		–
Release of holdback payment of OCEN		–		364,420		–
Investment in other equity instruments		–		–		(1,122,178)
Dividends received		8,000		10,000		10,000
Investments in property, plant and equipment		(14,708,016)		(17,315,387)		(23,267,847)
Disposition of property, plant and equipment		48,873		264,163		672,424
Non-current trade account receivable		–		87,663		–
Other investments in intangible assets		(1,869,707)		(1,807,183)		(1,899,464)
Net cash (used in) provided by investing activities		(15,758,389)		42,704,932		(18,845,176)
Financing activities:						
Partial prepayment of Senior Notes due 2025, 2026, 2045, 2046 and 2049		(4,718,250)		(10,099,581)		–
Repurchase of Senior Notes due 2043		(181,731)		–		–
Prepayment of long-term loans from Mexican banks		–		(6,000,000)		–
Proceeds from Mexican banks long-term loans		400,000		–		2,650,000
Repayment of Mexican peso debt		–		(610,403)		(242,489)
Prepayment of Mexican peso debt related to Sky		(1,400,000)		–		(1,750,000)
Payments of lease liabilities		(1,793,602)		(1,690,311)		(1,728,753)
Interest paid		(7,553,938)		(8,893,000)		(8,258,243)
Funding for acquisition of shares of the Long-term Retention Plan		(86,000)		(648,242)		(328,500)
Repurchases of CPOs under a share repurchase program		(1,197,082)		(629,326)		–
Repurchase of capital stock		(172,976)		(980,410)		(774,073)
Sale of capital stock		172,976		980,410		774,073
Dividends paid		(1,027,354)		(1,053,392)		(1,053,392)
Dividends paid of non-controlling interests		–		–		(328,774)
Derivative financial instruments		(195,055)		(145,131)		(2,692,241)
Net cash used in financing activities		(17,753,012)		(29,769,386)		(13,732,392)
Effect of exchange rate changes on cash and cash equivalents		(234,637)		(100,344)		23,540
Net (Decrease) increase in cash and cash equivalents		(18,544,640)		25,302,777		(3,229,878)
Cash and cash equivalents at beginning of year		51,130,992		25,828,215		29,058,093
Cash and cash equivalents at end of year	Ps.	32,586,352	Ps.	51,130,992	Ps.	25,828,215

The accompanying notes are an integral part of these consolidated financial statements.

50

Grupo Televisa, S.A.B. and Subsidiaries 51 1. Corporate Information Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios”, or “CPOs,” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares, or “GDSs,” on the New York Stock Exchange, or “NYSE,” under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico. Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home (“DTH”) satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data, voice and mobile to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading DTH satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or OTT services. 2. Material Accounting Policies The material accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below. (a) Basis of Presentation The consolidated financial statements of the Group as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, are presented in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below. The preparation of consolidated financial statements in conformity with IFRS Accounting Standards, requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are material to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements. The consolidated statements of income of the Group for the years ended December 31, 2022 and 2021, have been prepared to present the discontinued operations following the transaction between the Company and Televisaunivision announced on January 31, 2022 (the “TelevisaUnivision Transaction”). Accordingly, the consolidated statement of income of the Group for the year ended December 31, 2021, has been re-presented from that originally reported by the Company, to present in that period the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Notes 3 and 28). These consolidated financial statements were authorized for issuance on April 4, 2024, by the Group’s Corporate Vice President of Finance, and will be submitted for approval to the Company’s stockholders on April 26, 2024. (b) Consolidation The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities, and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements. For the Years Ended December 31, 2023, 2022 and 2021 (In thousands of Mexican pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Grupo Televisa, S.A.B. and Subsidiaries

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

Discontinued Operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale, for which its operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group and represents a separate major line of business or operations.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

When an operation is classified as a discontinued operation, the comparative consolidated statements of income are re-presented as if the operation had been discontinued from the start of the comparative period.

Subsidiaries of the Company

At December 31, 2023 and 2022, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company's Ownership Interest [1]	Business Segment [2]
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, "Empresas Cablevisión") [3]	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, "Cablemás") [3]	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, "TVI") [3]	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, "Bestel") [3]	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, "Cablecom") [3]	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, "Telecable") [3]	100%	Cable
FTTH de México, S.A. de C.V. ("FTTH de México") [3]	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. ("CVQ") and subsidiaries [3]	100%	Cable and Sky
Innova, S. de R.L. de C.V. ("Innova") and subsidiaries (collectively, "Sky") [3] [4]	58.7%	Sky
Grupo Telesistema, S.A. de C.V. ("Grupo Telesistema") and subsidiaries [5]	100%	Other Businesses [2]
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses [2]
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses [2]
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses [2]

[1] Percentage of equity interest directly or indirectly held by the Company.

[2] See Note 26 for a description of each of the Group's business segments. Most of the Group's operations of its Other Businesses segment were discontinued following the spin-off of certain businesses that were part of the Group´s Other Businesses segment on January 31, 2024 (the "Spin-off"), to create a new controlling entity listed in the Mexican Stock Exchange (see Notes 3 and 29).

52

Grupo Televisa, S.A.B. and Subsidiaries 53 (3) CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable, FTTH de México, and Sky. Bestel is an indirect majority-owned subsidiary of Empresas Cablevisión. FTTH de México was merged into Televisión Internacional S.A. de C.V., in the fourth quarter of 2023. (4) Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova (see Note 29). (5) Grupo Telesistema and its wholly-owned subsidiaries Multimedia Telecom, S.A. de C.V., Villacezán, S.A. de C.V., Comunicaciones Tieren, S.A. de C.V., and Corporativo TD Sports, S.A. de C.V., are the subsidiaries through which the Company owns shares of the capital stock of TelevisaUnivision, the parent company of Univision Communications Inc. (“Univision”), representing 49.7%, 43.8%, 3.7%, 2.1% and 0.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by TelevisaUnivision as of December 31, 2023 and 2022. Grupo Telesistema was the parent company of Club de Fútbol América, S.A. de C.V. and Fútbol del Distrito Federal, S.A. de C.V., which became direct subsidiaries of the Company in March 2023, in connection with the Spin-off (see Notes 3, 10, 20 and 29). Concessions and Permits The Group’s Cable, Sky and Other Businesses segments, require governmental concessions and special authorizations for the provision of telecommunications and broadcasting services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”). Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision. The payments made by the Group for these broadcasting concessions were accounted for as intangible assets in the Group’s Content segment through January 31, 2022, and are accounted as intangible assets in the Group’s Other Businesses segment after that date (see Notes 3, 13, 20 and 26). Renewal of broadcasting concessions for the broadcast programming operations over television stations for the signals of TelevisaUnivision, requires, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee. The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included. Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, in accordance with Mexican law (see Note 27). Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws. The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

Grupo Televisa, S.A.B. and Subsidiaries 54 At December 31, 2023, the expiration dates of the Group’s concessions and permits were as follows: Segments Expiration Dates Cable Various from 2026 to 2059 Sky Various from 2025 to 2056 Other Businesses: Broadcasting concessions (1) In 2042 and 2052 Gaming In 2030 (1) In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Group’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for the broadcasting concessions for the use of spectrum an aggregate amount of Ps.5,753,349 in cash and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount is being amortized over a period of 20 years beginning on January 1, 2022, by using the straight-line method. These broadcasting concessions became part of the Group’s Other Businesses segment after the TelevisaUnivision Transaction closed on January 31, 2022 (see Notes 3, 13, 20 and 26). The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business. (c) Investments in Associates and Joint Ventures Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with one or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income. The Group’s investments in associates include an equity interest in TelevisaUnivision represented by 43.7% and 44.4% of the outstanding total common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision) as of December 31, 2023 and 2022, respectively (see Notes 3 and 10). If the Group’s share of losses of an associate or a joint venture, equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. Any gain or loss resulting from a downstream transaction involving assets that constitute a business, as defined in IFRS 3 Business Combinations, between the Company (including its consolidated subsidiaries) and its associate or joint venture is recognized in full in the Group’s financial statements. The Group adopted this accounting policy in connection with the TelevisaUnivision Transaction closed on January 31, 2022 (see Note 3), and in accordance with the guidelines of Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, and Effective Date of Amendments to IFRS 10 and IAS 28, issued by the IASB. (d) Segment Reporting Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments. (e) Foreign Currency Translation Functional and Presentation Currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations. Transactions and Balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when recognized in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Grupo Televisa, S.A.B. and Subsidiaries 55 Translation of Foreign Operations The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss. Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense. A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of TelevisaUnivision (hedged item), which amounted to U.S.$2,499.7 million (Ps.42,326,344) and U.S.$2,538.8 million (Ps.49,446,349) as of December 31, 2023 and 2022, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Notes 10, 14 and 18). A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to U.S.$39.8 million (Ps.674,451) and U.S.$39.7 million (Ps.773,209), as of December 31, 2023 and 2022, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18). (f) Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income. As of December 31, 2023 and 2022, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 4.65% for U.S. dollar deposits and 11.09% for Mexican peso deposits in 2023, and approximately 1.53% for U.S. dollar deposits and 7.40% for Mexican peso deposits in 2022. (g) Transmission Rights The Group incurs costs related to the license of the rights to use content owned by third parties and sports rights on its owned pay television platforms, which are described as transmission rights in the Group’s consolidated statement of financial position. The Group classifies transmission rights as current and non-current assets. Transmission rights are valued at the lesser of acquisition cost and net realizable value. Transmission rights are recognized from the point at which the legally enforceable license period begins. Until the license term commences and the transmission rights are available, payments made are recognized as prepayments. Cost of revenues is calculated and recorded for the month in which transmission rights are matched with related revenues. Transmission rights are recognized in income on a straight-line basis over the lives of the contracts. (h) Inventories Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method. (i) Financial Assets The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”). Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Grupo Televisa, S.A.B. and Subsidiaries 56 Financial Assets Measured at Amortized Cost Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade accounts receivable”, “other accounts receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7). Financial Assets Measured at FVOCIL Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group. Financial Assets at FVIL Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current. Impairment of Financial Assets The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade accounts receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the trade accounts receivables (see Note 7). Offsetting of Financial Instruments Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously. (j) Property, Plant and Equipment, and Investment Property Property, plant and equipment are recorded at acquisition cost. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred. The costs of dismantling items of property, plant and equipment are recognized at the fair value of related dismantling obligations. These dismantling obligations are primarily related to the use of the Group’s Cable segment networks during a particular period and presented as part of other long-term liabilities in the Group’s consolidated statements of financial position. As of December 31, 2023 and 2022, the present value of the Group’s dismantling obligations amounted to Ps.1,133,379 and Ps.1,129,184, respectively. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows: Estimated Useful Lives Buildings 20-50 years Technical equipment 3-30 years Satellite transponders 15 years Furniture and fixtures 10-15 years Transportation equipment 4-8 years Computer equipment 3-6 years Leasehold improvements 5-30 years

Grupo Televisa, S.A.B. and Subsidiaries 57 The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount. Gains and losses on disposals of assets are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income. If significant parts of an item of property, plant and equipment have different useful lives, then they are classified as separate items (major components) of property, plant and equipment. Investment Property Beginning on February 1, 2022, the Group has investment property. Investment property is property of the Group (land or a building or part of a building or both) held by a lessee as a right-of-use asset, to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business. Depreciation of investment property is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows: Estimated Useful Lives Buildings 20-65 years The Group’s investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses. (k) Lease Agreements As a lessee, the Group recognizes a right-of-use asset representing its right to use the underlying asset in a lease agreement, and a lease liability representing its obligation to make lease payments. Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs. Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight–line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. The Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities. The Group leases its investment property consisting of certain owned building and land property (see Note 11). These lease agreements are classified as operating leases from a lessor perspective. (l) Intangible Assets and Goodwill Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows: Estimated Useful Lives Trademarks with finite useful lives 4 years Licenses 3-10 years Subscriber lists 4-5 years Payments for renewal of concessions 20 years Other intangible assets 3-20 years Trademarks The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Grupo Televisa, S.A.B. and Subsidiaries 58 Concessions The Group defined concessions to have an indefinite useful life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits. These concessions are not amortized, but instead are subject to impairment testing at least annually. The useful life of concessions that is not being amortized is reviewed in each annual reporting period to determine whether events and circumstances continue to support an indefinite useful life for these concessions. Historically, the Group has renewed its telecommunications’ concessions upon expiration and generally all condition necessary to obtain renewal have been satisfied and the cost to renew these concessions has not been significant. Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-line basis over the fixed term of the related concession. Goodwill Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods. (m) Impairment of Long-lived Assets The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible (see Note 13), whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances. (n) Trade Accounts Payable and Accrued Expenses Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2023 and 2022. (o) Debt Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period in which the debt is outstanding using the effective interest method. Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. The fee is deducted from the amount of the financial liability when it is initially recognized, or recognized in the consolidated statement of income when the issue is no longer expected to be completed. Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2023 and 2022. Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

Grupo Televisa, S.A.B. and Subsidiaries 59 (p) Customer Advances Customer advance agreements are contract liabilities presented by the Group in the consolidated statement of financial position. The Group recognizes a contract liability when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services or goods to the customer. A contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract assets upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with an advance agreement entered into with the customer for services or goods to be provided by the Group in the short term. (q) Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense. (r) Equity The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Accounting Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997. Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company. (s) Revenue Recognition and Contract Costs Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. The Group derives the majority of its revenues from telecommunications-related business activities, primarily from its Cable and Sky segment operations (see Notes 3 and 26). Revenues are recognized when the service is provided, and collection is probable. A summary of revenue recognition policies by significant activity is as follows: • Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. • Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities. • In respect of revenues from multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. The Group sells cable television, internet, and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services. • Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. • Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns (see Notes 3 and 26). • Revenues from publishing distribution are recognized upon distribution of the products (see Notes 3 and 26). • Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event (see Notes 3 and 26). • Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win (see Notes 3 and 26).

Grupo Televisa, S.A.B. and Subsidiaries

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group's consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2023 and 2022, as follows:

		Cable		Sky		Total
Contract costs:						
At January 1, 2023	Ps.	3,297,436	Ps.	2,020,790	Ps.	5,318,226
Additions		1,758,769		408,555		2,167,324
Amount recognized in income		(1,240,670)		(914,694)		(2,155,364)
Total contract costs at December 31, 2023		**3,815,535**		**1,514,651**		**5,330,186**
Less:						
Current Contract Costs		1,295,696		715,816		2,011,512
Total non-current contract costs	Ps.	2,519,839	Ps.	798,835	Ps.	3,318,674

		Cable		Sky		Total
Contract costs:						
At January 1, 2022	Ps.	2,498,124	Ps.	2,500,190	Ps.	4,998,314
Additions		1,764,989		580,042		2,345,031
Amount recognized in income		(965,677)		(1,059,442)		(2,025,119)
Total contract costs at December 31, 2022		3,297,436		2,020,790		5,318,226
Less:						
Current Contract Costs		1,077,417		840,870		1,918,287
Total non-current contract costs	Ps.	2,220,019	Ps.	1,179,920	Ps.	3,399,939

Amortization of contract costs is based upon the carrying amount of the assets in use and is computed using the straight-line method over estimated useful lives that range between 1.5 and 5 years.

(t) Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(u) Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group's employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees' profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred. The profit sharing is paid to employees on a yearly basis and calculated by the Mexican companies in the Group at the statutory rate of 10% on their respective adjusted income in accordance with the Federal Labor Law. Beginning in 2021, there is a cap on the payment of profit sharing of up to three months of salary per employee (see Note 24).

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring plan that involves the payment of termination benefits.

60

Grupo Televisa, S.A.B. and Subsidiaries 61 (v) Income Taxes The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements of the consolidated companies in the Group. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences. Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. (w) Derivative Financial Instruments The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2023, 2022 and 2021, certain derivative financial instruments qualified for hedge accounting (see Note 15). (x) Comprehensive Income Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income. (y) Share-based Payment Agreements Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.748,500, Ps.968,628 and Ps.903,764 for the years ended December 31, 2023, 2022 and 2021, respectively, of which Ps.748,500, Ps.968,628 and Ps.1,066,863 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

Grupo Televisa, S.A.B. and Subsidiaries

(z) New and Amended IFRS Accounting Standards

The Group adopted some amendments and improvements to certain IFRS Accounting Standards that became effective in 2023, 2022 and 2021, which did not have any significant impact on the Group's consolidated financial statements.

Below is a list of the new and amended IFRS Accounting Standards that have been issued by the IASB and are effective for annual reporting periods beginning on January 1, 2023, 2024, and 2025.

New or Amended IFRS Accounting Standard	Title of the IFRS Accounting Standard	Effective for Annual Reporting Periods Beginning On or After
Amendments to IAS 12 [1]	*International Tax Reform – Pillar Two Model Rules*	January 1, 2023
Amendments to IFRS 16 [1]	*Lease Liability in a Sale and Leaseback*	January 1, 2024
Amendments to IAS 1 [1]	*Non-current Liabilities with Covenants*	January 1, 2024
Amendments to IAS 7 and IFRS 7 [1]	*Supplier Finance Arrangements*	January 1, 2024
Amendments to IAS 21[1]	*Lack of Exchangeability*	January 1, 2025
Amendments to IFRS 10 and IAS 28	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*	Postponed

(1) This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Group's consolidated financial statements.

Amendments to IAS 12 *International Tax Reform – Pillar Two Model Rules*, were issued by the IASB in May 2023, to give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development's ("OECD") international tax reform. The OECD published the Pillar Two Model Rules in December 2021 to ensure that large multinational companies would be subject to a minimum 15% tax rate. More than 135 countries and jurisdictions representing more than 90% of global GDP have agreed to the Pillar Two Model Rules. These amendments introduce (i) a temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; and (ii) targeted disclosure requirements to help investors better understand a company's exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect. Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after January 1, 2023. As permitted by these amendments, beginning in the year ended December 31, 2023, the Group applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes arising from Pilar Two Model Rules, and provided the required disclosures to help users of financial statements understand the Group's exposure to Pilar Two Model Rules (see Note 24).

Amendments to IFRS 16 *Lease Liability in a Sale and Leaseback*, were issued by the IASB in September 2022, and add to requirements in IFRS 16 Leases ("IFRS 16") explaining how a company accounts for a sale and leaseback after the date of the transaction. A sale and leaseback is a transaction for which a company sells an asset and leases the same asset back for a period of time from the new owner. IFRS 16 includes requirements on how to account for a sale and leaseback at the date the transaction takes place. However, IFRS 16 had not specified how to measure the transaction when reporting after that date. The amendments issued add to the sale and leaseback requirements in IFRS 16, thereby supporting the consistent application of the IFRS Standard. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments to IFRS 16 are effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendments to IAS 1 *Non-current Liabilities with Covenants*, were issued by the IASB in October 2022, to improve the information companies provide about long-term with covenants. IAS 1 Presentation of Financial Statements requires a company to classify debt as non-current only if the company can avoid settling the debt in the 12 months after the reporting date. However, a company's ability to do so is often subject to complying with covenants. For example, a company might have long-term debt that could become repayable within 12 months if the company fails to comply with covenants in that 12-month period. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

Amendments to IAS 7 and IFRS 7 *Supplier Finance Arrangements*, were issued by the IASB in May 2023, to require an entity to provide additional disclosures about its supplier finance arrangements. The new requirements were developed by the IASB to provide users of financial statements with information to enable them: (a) to assess how supplier finance arrangements affect an entity's liabilities and cash flows; and (b) to understand the effect of supplier finance arrangements on an entity's exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it. The amendments supplement requirements already in IFRS Standards and require a company to disclose: (i) the terms and conditions; (ii) the amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities sit on the balance sheet; (iii) ranges of payment due dates; and (iv) liquidity risk information. The amendments, which affect IAS 7 *Statement of Cash Flows* and IFRS 7 *Financial Instruments: Disclosures*, will become effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

62

Grupo Televisa, S.A.B. and Subsidiaries 63 Amendments to IAS 21 Lack of Exchangeability, were issued by the IASB in August 2023, to require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide. The amendments, which affect IAS 21 The Effects of Changes in Foreign Exchange Rates, will become effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted. Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued by the IASB in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required to apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments became applicable to the Group’s consolidated financial statements in connection with the closing of the TelevisaUnivision Transaction in the first quarter of 2022 (see Note 3). As permitted, the Group has applied these amendments in 2022 and disclosed this fact in its consolidated financial statements. 3. Disposition of OCEN, TelevisaUnivision Transaction, and Spun-off Businesses In December 2021, the Company concluded the sale of its former 40% equity stake in OCESA Entretenimiento, S.A. de C.V. (“OCEN”) to Live Nation Entertainment, Inc. (“Live Nation”) and received a payment in cash of Ps.4,806,549; recognized an account receivable of Ps.364,420 in connection with a 7% retention of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing; and accounted for a related pretax gain of Ps.4,547,029 as other income in its consolidated statement of income for the year ended December 31, 2021. In the second quarter of 2022, Live Nation paid to the Company the holdback amount of Ps.364,420, and a purchase price adjustment of Ps.35,950 in connection with this transaction (see Note 22). On April 13, 2021, the Company and Univision Holdings, Inc. (“UHI”) announced a transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets would be combined with Univision Holdings II, Inc. (“UH II,” the successor company of UHI), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the net assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S.$750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, UH II would receive all assets, intellectual property and library related to the News division of the Group’s Content business but would outsource production of news content for Mexico to a company owned by the Azcárraga family. The combination was approved by each of the Board of Directors of the Company, the Board of Directors of UHI, and the Stockholders of the Company in the first half of 2021. The transaction was subject to customary closing conditions, including receipt of regulatory approvals in primarily in the United States and Mexico, among others. On September 14, 2021, the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) announced its approval of this transaction. On January 24, 2022, the Company and UH II announced that all required regulatory approvals for the transaction had been already received by that date. On January 31, 2022, the Group, TelevisaUnivision (formerly known as UH II) and other parties closed the TelevisaUnivision Transaction, and the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash received from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741), a consideration in common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000), and a cash consideration received from Tritón Comunicaciones, S.A. de C.V. (“Tritón”) a company of the Azcárraga family, in the amount of Ps.940,000, related to the rights for the production of news content for Mexico. Also, in connection with the TelevisaUnivision Transaction, the Group (i) began to present and disclose the results of operations of its disposed businesses as discontinued operations in its consolidated statements of income for any comparative prior period and for the month ended January 31, 2022; (ii) recognized a net gain (loss) on disposition of discontinued operations of Ps.56,065,530 and Ps.(1,943,647), for the years ended December 31, 2022 and 2021, respectively; and (iii) recognized as deferred revenue a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group, which was classified as current and non-current liabilities in the Group’s consolidated statement of financial position (see Notes 2, 10, 20, 26 and 28). On October 27, 2022, the Board of Directors of the Company approved a proposal to separate from the Group certain businesses that were part of its Other Businesses segment, including its fútbol operations, the Azteca Stadium, the gaming operations, and publishing and distribution of magazines, as well as certain related assets and liabilities (the “Spun-off Businesses”). On April 26, 2023, the Company’s stockholders approved this proposal. On January 31, 2024, this proposal was carried out through the Spin-off, creating a new controlling entity, Ollamani, S.A.B. (“Ollamani”), that holds the Spun-off Businesses, and has the same shareholding structure as the Company. On February 12, 2024, the Group and Ollamani obtained all of the required corporate and regulatory authorizations for the Spin-off. As of December 31, 2023, the Group continued to present the Spun-off Businesses as part of the Group’s Other Businesses segment and their results of operations as part of the Group’s continuing operations, as the required regulatory approvals had not been obtained as of that date, and those approvals were considered substantive (see Notes 26 and 29).

Grupo Televisa, S.A.B. and Subsidiaries

4. Financial Risk Management

(a) Market Risk

Market risk is the exposure to an adverse change in the value of financial instruments caused by market factors including changes in equity prices, interest rates, foreign currency exchange rates, commodity prices and inflation rates.

The Group is exposed to market risks arising from changes in equity prices, interest rates, foreign currency exchange rates and inflation rates, in both the Mexican and U.S. markets. Market risk management activities are monitored by the Investments, Risk Management and Treasury Committee on a quarterly basis.

(i) Foreign Exchange Risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and in those subsidiaries with functional currency other than the Mexican peso. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

Foreign currency exchange risk is monitored by assessing the net monetary liability position in U.S. dollars and the forecasted cash flow needs for anticipated U.S. dollar investments and servicing the Group's U.S. dollar-denominated debt.

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the Group use forward contracts. In compliance with the procedures and controls established by the Risk Management Committee, in 2023 and 2022, the Group entered into certain derivative transactions with certain financial institutions in order to manage its exposure to market risks resulting from changes in interest rates and foreign currency exchange rates. The objective in managing foreign currency fluctuations is to reduce earnings and cash flow volatility.

Foreign Currency Position

The foreign currency position of monetary items of the Group at December 31, 2023, was as follows:

	Foreign Currency Amounts (Thousands)		Year-End Exchange Rate		Mexican Pesos
Assets:					
U.S. dollars	1,367,231	Ps.	16.9325	Ps.	23,150,639
Euros	31,976		18.7219		598,651
Swiss francs	1,891		20.1657		38,133
Other currencies	—		—		3,383
Liabilities:					
U.S. dollars [1]	3,996,913	Ps.	16.9325	Ps.	67,677,729
Euros	18,087		18.7219		338,623
Swiss francs	142		20.1657		2,864
Other currencies	—		—		854

The foreign currency position of monetary items of the Group at December 31, 2022, was as follows:

	Foreign Currency Amounts (Thousands)		Year-End Exchange Rate		Mexican Pesos
Assets:					
U.S. dollars	2,372,570	Ps.	19.4760	Ps.	46,208,173
Euros	20,720		20.8878		432,795
Swiss francs	2,009		21.1275		42,445
Other currencies	—		—		3,032
Liabilities:					
U.S. dollars [1]	4,411,584	Ps.	19.4760	Ps.	85,920,010
Euros	237		20.8878		4,950
Swiss francs	23,281		21.1275		491,869
Other currencies	—		—		33

(1) As of December 31, 2023 and 2022, monetary liabilities include U.S.$2,539.5 million (Ps.43,000,795) and U.S.$2,578.5 million (Ps.50,219,558), respectively, related to long-term debt designated as a hedging instrument of the Group's investments in TelevisaUnivision and Open-Ended Fund (see Note 14).

64

Grupo Televisa, S.A.B. and Subsidiaries

As of April 4, 2024, the exchange rate was Ps.16.6091 per U.S. dollar, which represents the interbank free market exchange rate on that date as reported by Banco Nacional de México, S.A. or Citibanamex.

The Group is subject to the risk of foreign currency exchange rate fluctuations, resulting primarily from the net monetary position in U.S. dollars and U.S. dollar equivalent amounts of the Group's Mexican operations, as follows (in millions of U.S. dollars):

	December 31,			
		2023		2022
U.S. dollar-denominated and U.S. dollar-equivalent monetary assets, primarily cash and cash equivalents, and non-current investments in financial instruments [1]	U.S.$	1,398.5	U.S.$	2,319.9
U.S. dollar-denominated and U.S. dollar-equivalent monetary liabilities, primarily trade accounts payable, Senior debt securities, lease liabilities, and other liabilities [2] [3]		(4,010.2)		(4,428.1)
Net liability position	U.S.$	(2,611.7)	U.S.$	(2,108.2)

(1) As of December 31, 2023 and 2022, this line includes U.S. dollar equivalent amounts of U.S.$36.0 million and U.S.$22.9 million, respectively, related to other foreign currencies, primarily Euros.

(2) As of December 31, 2023 and 2022, this line includes U.S. dollar equivalent amounts of U.S.$20.1 million and U.S.$25.4 million, respectively, related to other foreign currencies, primarily Euros.

(3) As of December 31, 2023 and 2022, monetary liabilities include U.S.$2,539.5 million (Ps.43,000,795) and U.S.$2,578.5 million (Ps.50,219,558), respectively, related to long-term debt designated as a hedging instrument of the Group's investments in TelevisaUnivision and the investment in Open-Ended Fund (see Note 14).

At December 31, 2023, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of (Ps.122,159) in the consolidated statement of income. At December 31, 2022, a hypothetical 10% appreciation/depreciation in the U.S. dollar to Mexican peso exchange rate would result in a foreign exchange gain/loss, net of hedge, of Ps.915,996 in the consolidated statement of income.

(ii) Cash Flow Interest Rate Risk

The Group monitors the exposure to interest rate risk by: (i) evaluating differences between interest rates on its outstanding debt and short-term investments and market interest rates on similar financial instruments; (ii) reviewing its cash flow needs and financial ratios (indebtedness and interest coverage); (iii) assessing current and forecasted trends in the relevant markets; and (iv) evaluating peer Group and industry practices. This approach allows the Group to determine the interest rate "mix" between variable and fixed rate debt.

The Group's interest rate risk arises from long-term debt. Debt issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents held at variable rates. Debt issued at fixed rates expose the Group to fair value interest rate risk. During recent years the Group has maintained most of its debt in fixed rate instruments (see Note 14).

Based on various scenarios, the Group manages its cash flow interest rate risk by using cross-currency interest rate swaps, exchange rate agreements and floating-to-fixed interest rate swaps. Cross-currency interest rate swap agreements allow the Group to hedge against Mexican peso depreciation on the interest payments for medium-term periods. Interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

Sensitivity and Fair Value Analysis

The sensitivity analyses that follow are intended to present the hypothetical changes in fair value or loss in earnings due to changes in interest rates, inflation rates, foreign currency exchange rates and debt and equity market prices and the effect that they would have had on the Group's financial instruments at December 31, 2023 and 2022. These analyses address market risk only and do not take into consideration other risks that the Group faces in the ordinary course of business, including country risk and credit risk. The hypothetical changes reflect management's view of changes that are reasonably possible over a one-year period. For purposes of the following sensitivity analyses, the Group has made assumptions of a hypothetical change in fair value of 10% for expected near-term future changes in the United States interest rates, Mexican interest rates, inflation rates and Mexican peso to U.S. dollar exchange rate. The results of the analyses do not purport to represent actual changes in fair value or losses in earnings that the Group will incur.

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December 31, 2023	Carrying Amount	Fair Value	Difference between Fair Value and Carrying Amount	Difference between Fair Value and Carrying Amount Assuming a Hypothetical 10% Increase in Fair Value
Assets:				
Long-term loan and interest receivable from GTAC	Ps. 948,549	Ps. 953,423	Ps. 4,874	Ps. 100,216
Open-Ended Fund	674,451	674,451	—	—
Publicly traded equity instruments	1,912,150	1,912,150	—	—
Derivative financial instruments [1]	251,738	251,738	—	—
Liabilities [2] [3]:				
U.S. dollar-denominated debt:				
Senior Notes due 2025	3,715,634	3,762,228	46,594	422,817
Senior Notes due 2026	3,512,139	3,465,533	(46,606)	299,947
Senior Notes due 2032	5,079,750	5,969,062	889,312	1,486,218
Senior Notes due 2040	10,159,500	10,701,611	542,111	1,612,272
Senior Notes due 2045	13,387,004	11,542,810	(1,844,194)	(689,913)
Senior Notes due 2046	14,893,353	14,913,906	20,553	1,511,944
Senior Notes due 2049	11,191,163	10,035,228	(1,155,935)	(152,412)
Peso-denominated debt:				
Notes due 2027	4,500,000	4,233,150	(266,850)	156,465
Senior Notes due 2037	4,500,000	4,026,060	(473,940)	(71,334)
Senior Notes due 2043	6,225,690	4,064,130	(2,161,560)	(1,755,147)
Long-term loans payable to Mexican banks	12,650,000	12,789,686	139,686	1,418,655
Lease liabilities	7,291,550	7,334,492	42,942	776,391

December 31, 2022	Carrying Amount	Fair Value	Difference between Fair Value and Carrying Amount	Difference between Fair Value and Carrying Amount Assuming a Hypothetical 10% Increase in Fair Value
Assets:				
Long-term loan and interest receivable from GTAC	Ps. 853,163	Ps. 857,006	Ps. 3,843	Ps. 89,544
Open-Ended Fund	773,209	773,209	—	—
Publicly traded equity instruments	2,611,053	2,611,053	—	—
Derivative financial instruments [1]	543,581	543,581	—	—
Liabilities [2] [3]:				
U.S. dollar-denominated debt:				
Senior Notes due 2025	5,188,796	5,295,218	106,422	635,944
Senior Notes due 2026	5,842,800	5,717,764	(125,036)	446,740
Senior Notes due 2032	5,842,800	6,934,235	1,091,435	1,784,859
Senior Notes due 2040	11,685,600	12,083,611	398,011	1,606,372
Senior Notes due 2045	17,321,136	14,975,508	(2,345,628)	(848,077)
Senior Notes due 2046	17,528,400	17,570,118	41,718	1,798,730
Senior Notes due 2049	13,675,853	12,199,681	(1,476,172)	(256,204)
Peso-denominated debt:				
Notes due 2027	4,500,000	4,238,640	(261,360)	162,504
Senior Notes due 2037	4,500,000	4,041,135	(458,865)	(54,752)
Senior Notes due 2043	6,500,000	4,046,705	(2,453,295)	(2,048,625)
Long-term loans payable to Mexican banks	13,650,000	13,775,125	125,125	1,502,638
Lease liabilities	8,369,072	8,497,104	128,032	977,742
Derivative financial instruments [1]	71,401	71,401	—	—

[1] Given the nature and the tenor of these derivative financial instruments, an increase of 10% in interest and/or exchange rates would not be an accurate sensitivity analysis on the fair value of these financial instruments.

[2] The carrying amount of debt is stated in this table at its principal amount.

[3] The fair value of the Senior Notes and Notes issued by the Group are within Level 1 of the fair value hierarchy as there are quoted market prices for such notes. The fair value of the lease liabilities is within Level 2 of the fair value hierarchy and has been estimated based on cash flows discounted using an estimated weighted average cost of capital. The fair value of held-to-maturity securities are within Level 1 of the fair value hierarchy and were based on market interest rates to the listed securities.

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Grupo Televisa, S.A.B. and Subsidiaries

(iii) Price Risk

The Group is exposed to equity securities price risk because of investments held by the Group and classified in the consolidated statements of financial position as non-current investments in financial instruments. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group is not exposed to commodity price risk.

(b) Credit Risk

Credit risk is managed on a Group basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of "AA" in local scale for domestic institutions and "BBB" in global scale for foreign institutions are accepted. If customers are independently rated, these ratings are used. If there is no independent rating, the Group's risk control function assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Company's management. See Note 7 for further disclosure on credit risk.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by any counterparties.

The Group historically has not realized significant credit losses arising from customers.

(c) Liquidity Risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by corporate management. Corporate management monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group's debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable external regulatory or legal requirements.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits and marketable securities, choosing investments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At December 31, 2023 and 2022, the Group held cash and cash equivalents of Ps.32,586,352 and Ps.51,130,992, respectively (see Note 6).

The table below analyses the Group's non-derivative and derivative financial liabilities as well as related contractual interest on debt and lease liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table below are the contractual undiscounted cash flows (except for lease liabilities that are stated at present value).

	Less Than 12 Months January 1, 2024 to December 31, 2024	12-36 Months January 1, 2025 to December 31, 2026	36-60 Months January 1, 2027 to December 31, 2028	Maturities Subsequent to December 31, 2028	Total
At December 31, 2023					
Debt [1]	Ps. 10,000,000	Ps. 9,877,773	Ps. 4,500,000	Ps. 65,436,460	Ps. 89,814,233
Lease liabilities	1,280,932	2,551,747	1,660,370	1,798,501	7,291,550
Trade and other liabilities	20,436,012	—	—	2,604,527	23,040,539
Interest on debt [2]	4,116,602	9,358,169	7,967,272	51,916,580	73,358,623
Interest on lease liabilities	598,223	942,270	607,096	630,669	2,778,258

	Less Than 12 Months January 1, 2023 to December 31, 2023	12-36 Months January 1, 2024 to December 31, 2025	36-60 Months January 1, 2026 to December 31, 2027	Maturities Subsequent to December 31, 2027	Total
At December 31, 2022					
Debt [1]	Ps. 1,000,000	Ps. 15,188,796	Ps. 12,992,800	Ps. 77,053,789	Ps. 106,235,385
Lease liabilities	1,373,233	2,902,742	2,752,640	1,340,457	8,369,072
Trade and other liabilities	28,107,852	531,617	173,898	2,237,215	31,050,582
Interest on debt [2]	5,259,796	12,024,064	10,041,317	66,654,473	93,979,650
Interest on lease liabilities	641,423	1,093,813	732,818	666,139	3,134,193

[1] The amounts of debt are disclosed on a principal amount basis (see Note 14).

[2] Interest to be paid in future years on outstanding debt as of December 31, 2023 and 2022, based on contractual interest rates and exchange rates as of that date.

Capital Management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure in order to minimize the cost of capital.

67

Grupo Televisa, S.A.B. and Subsidiaries 68 5. Accounting Estimates and Assumptions Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. By definition, the resulting accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of consolidated assets and liabilities within the next financial year are addressed below: (a) Goodwill and Other Indefinite-lived Intangible Assets Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment at least annually. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant CGU and the fair value less cost to sell. The recoverable amount of each of the CGUs has been determined based on the higher of value in use and fair value less costs to disposal calculations. These calculations require the use of estimates, which include management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU, long-term growth rates and discount rates based on weighted average cost of capital, among others. There were no goodwill and other indefinite-lived intangible assets impairments recorded in 2023 and 2022. See Note 2 (b) and (l) for disclosure regarding concession intangible assets. (b) Long-lived Assets The Group presents certain long-lived assets other than goodwill and indefinite-lived intangible assets in its consolidated statement of financial position. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Recoverability is analyzed based on projected cash flows. Estimates of future cash flows involve considerable judgment on the part of management. These estimates are based on historical data, future revenue growth, anticipated market conditions, management plans, and assumptions regarding projected rates of inflation and currency fluctuations, among other factors. If these assumptions were modified because of changes in economic or legal circumstances, the Group could recognize a write-off or write-down or accelerate the amortization schedule related to the carrying amount of these assets (see Notes 2 (m), 13 and 22). The Group has not recorded any significant impairment charges during any of the years presented herein. (c) Deferred Income Taxes The Group records its deferred tax assets based on the likelihood that these assets are realized in the future. This likelihood is assessed by taking into consideration the future taxable income. In the event the Group were to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Should the Group determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. (d) Financial Assets Measured at Fair Value The Group has a significant amount of financial assets that are measured at fair value on a recurring basis. The degree of management’s judgment involved in determining the fair value of a financial asset varies depending upon the availability of quoted market prices. When observable quoted market prices exist, that is the fair value estimate the Group uses. To the extent such quoted market prices do not exist, management uses other means to determine fair value (see Notes 4 and 15). 6. Cash and Cash Equivalents Cash and cash equivalents as of December 31, 2023 and 2022, consisted of: 2023 2022 Cash and bank accounts Ps. 2,316,842 Ps. 2,041,883 Short-term investments (1) 30,269,510 49,089,109 Total cash and cash equivalents Ps. 32,586,352 Ps. 51,130,992 (1) Highly liquid investments with an original maturity of three months or less at the date of acquisition. 7. Trade Accounts Receivable, Net Current trade accounts receivable, net as of December 31, 2023 and 2022, consisted of: 2023 2022 Trade accounts receivable Ps. 9,905,609 Ps. 10,489,336 Allowance for expected credit losses (1,774,151) (2,032,034) Ps. 8,131,458 Ps. 8,457,302

Grupo Televisa, S.A.B. and Subsidiaries 69 Non-current trade receivables as of December 31, 2023 and 2022, amounted to Ps.428,701 and Ps.438,376, respectively, and consisted of non-current trade accounts receivable in our Cable Segment. As of December 31, 2023 and 2022, the aging analysis of the current trade accounts receivable that were past due is as follows: 2023 2022 1 to 90 days Ps. 1,748,442 Ps. 2,350,853 91 to 180 days 1,062,010 1,066,211 More than 180 days 1,593,684 1,811,592 The carrying amounts of the Group’s trade accounts receivable denominated in other than peso currencies are as follows: 2023 2022 U.S. dollar Ps. 330,912 Ps. 338,123 Other currencies 660 6,077 At December 31 Ps. 331,572 Ps. 344,200 Changes in the allowance for expected credit losses of trade accounts receivable were as follows: 2023 2022 At January 1 Ps. (2,032,034) Ps. (3,361,658) Expected credit losses (1,063,651) (1,189,594) Write-off of receivables 1,321,534 1,576,375 Reclassifications — (40,018) Disposed operations — 982,861 At December 31 Ps. (1,774,151) Ps. (2,032,034) The maximum exposure to credit risk of the trade accounts receivable as of December 31, 2023 and 2022 is the carrying amount of each class of receivables (see Note 4). 8. Transmission Rights At December 31, 2023 and 2022, transmission rights and programming consisted of: 2023 2022 Transmission rights Ps. 2,366,784 Ps. 1,911,126 Non-current portion of: Transmission rights 641,154 1,022,782 Current portion of transmission rights Ps. 1,725,630 Ps. 888,344 Transmission rights charged to consolidated cost of revenues for the years ended December 31, 2023, 2022 and 2021, amounted to Ps.1,372,309, Ps.1,285,592 and Ps.1,872,797, respectively (see Note 21). 9. Investments in Financial Instruments At December 31, 2023 and 2022, the Group had the following investments in financial instruments: 2023 2022 Equity instruments measured at FVOCIL: Open-Ended Fund (1) Ps. 674,451 Ps. 773,209 Publicly traded equity instruments (2) 1,912,150 2,611,053 2,586,601 3,384,262 Other — 5,223 Ps. 2,586,601 Ps. 3,389,485 (1) The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. (2) Their fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date.

Grupo Televisa, S.A.B. and Subsidiaries

A roll forward of investments in financial assets at FVOCIL for the years ended December 31, 2023 and 2022 is presented as follows:

		Open-Ended Fund [1]		Publicly Traded Equity Instruments		Total
At January 1, 2023	Ps.	773,209	Ps.	2,611,053	Ps.	3,384,262
Change in fair value in other comprehensive loss		(98,758)		(698,903)		(797,661)
At December 31, 2023	Ps.	674,451	Ps.	1,912,150	Ps.	2,586,601

		Open-Ended Fund [1]		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2022	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856
Disposition of investments		—		—		(1,607,969)		(1,607,969)
Change in fair value in other comprehensive loss		(171,967)		(906,658)		—		(1,078,625)
At December 31, 2022	Ps.	773,209	Ps.	2,611,053	Ps.	—	Ps.	3,384,262

(1) The foreign exchange loss derived from the investment in the Open-Ended Fund for the years ended December 31, 2023 and 2022, respectively, was hedged by a foreign exchange gain derived from Senior Notes of the Company designated as hedging instruments for the years ended December 31, 2023 and 2022, respectively, in the amount of Ps.98,017 and Ps.114,046, respectively (see Notes 14 and 23).

The maximum exposure to credit risk of the investments in financial instruments as of December 31, 2023 and 2022 is the carrying amounts of the financial assets (see Note 4).

10. Investments in Associates and Joint Ventures

At December 31, 2023 and 2022, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31,					
	2023	2022		2023		2022
Associates:						
TelevisaUnivision and subsidiaries	43.7%	44.4%	Ps.	42,326,344	Ps.	49,446,349
Other				50,277		51,864
Joint ventures:						
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (collectively "GTAC") [1]	33.3%	33.3%		844,728		750,169
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (collectively, "PDS") [2]	50.0%	50.0%		206,289		202,567
			Ps.	43,427,638	Ps.	50,450,949

(1) GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. A subsidiary of the Company entered into long-term loans to provide financing to GTAC for an aggregate principal amount of Ps.1,399,017, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these long-term loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2024 and 2032. During the years ended December 31, 2023 and 2022, GTAC paid principal and interest to the Group in connection with these long-term loans in the aggregate principal amount of Ps.178,914 and Ps.146,386, respectively. The net investment in GTAC as of December 31, 2023 and 2022, included amounts receivable in connection with these long-term loans to GTAC in the aggregate amount of Ps.948,549 and Ps.853,163, respectively. These amounts receivable are in substance a part of the Group's net investment in this investee (see Note 15).

(2) The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2023 and 2022, the Group's investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

TelevisaUnivision

The Group accounts for its investment in common stock of TelevisaUnivision, the parent company of Univision Communications Inc. ("Univision"), under the equity method due to the Group's ability to exercise significant influence, as defined under IFRS Accounting Standards, over TelevisaUnivision operations. The Group has the ability to exercise significant influence over the operating and financial policies of TelevisaUnivision because (i) it owned 9,290,999 shares of Class A Common Stock shares of TelevisaUnivision as of December 31, 2023 and 2022, and 750,000 Series B Preferred shares of TelevisaUnivision as of December 31, 2023 and 2022 representing 43.7% and 44.4% of the outstanding common and preferred shares of TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision), respectively, and 44.4% and 45.1% of the outstanding voting common shares TelevisaUnivision, as of December 31, 2023 and 2022, respectively; and (ii) it has designated four members of the Board of Directors of TelevisaUnivision, one of which serves as the Chairman. The Chairman does not presently have a tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 11-member Board of Directors; however, the Board of Directors currently consists of 10 members, and the Group has the right to appoint one additional member. Until January 31, 2022, the Group was also a party to a Program Licensing Agreement ("PLA"), as amended, with Univision, pursuant to which Univision had the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group had the right to broadcast certain Univision content in Mexico.

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On April 13, 2021, the Group and UHI announced a transaction agreement in which the Group's content and media assets would be combined with UH II, the successor company of UHI, and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. On May 18, 2021, UHI concluded a reorganization through a series of transactions (the "Reorganization") pursuant to which, among other things, UH II acquired a controlling financial interest in UHI on that date. As a result of the Reorganization of UHI: (i) the Group and other existing stockholders of UHI exchanged their shares of the capital stock of UHI for the same number and class of newly issued shares of UH II; (ii) UHI issued common stock to a new investor and then these shares were exchanged for shares in UH II; (iii) the Group held an equity interest in the capital stock of UH II of 35.5% on an as-converted basis; and (iv) UH II became a successor company of UHI. In connection with the Reorganization of UHI, and other observable indications that the value of the Group's net investment in UH II increased significantly during 2021 (including internal and external valuations of the recoverable amount of UH II), in the second half of 2021 the Group's management assessed whether there was any indication that the impairment loss recognized by the Group in the first quarter of 2020 in the amount of U.S.$228.6 million (Ps.5,455,356) for its net investment in shares of UHI might no longer exist or might have decreased. As a result, of this assessment, the Group's management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group's net investment in UH II since the last impairment loss was recognized, and the carrying amount of such net investment was increased to its recoverable amount. The reversal of the impairment loss amounted to U.S.$199.1 million (Ps.4,161,704) and was recognized in share of income of associates and joint ventures in the Group's consolidated statement of income for the year ended December 31, 2021.

On January 31, 2022, the Group increased its investment in shares of TelevisaUnivision in the aggregate fair value amount of U.S.$1,500 million (Ps.30,912,000) comprised 3,589,664 Class A Common Stock shares of TelevisaUnivision, in the amount of U.S.$750 million (Ps.15,456,000), and 750,000 Series B Cumulative Convertible Preferred Stock shares ("Series B Preferred Shares") of TelevisaUnivision, with an annual preferred dividend of 5.5% payable on a quarterly basis, in the amount of U.S.$750 million (Ps.15,456,000). The Series B Preferred Shares are entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of TelevisaUnivision. The investment in Series B Preferred Shares of TelevisaUnivision has been classified by the Group as investments in associates and joint ventures because this investment has in substance potential voting rights and gives access to the returns associated with an ownership in TelevisaUnivision. In connection with this investment, the Group received from TelevisaUnivision a preferred dividend in cash in the aggregate amount of U.S.$41.3 million (Ps.716,905) and U.S.$37.8 million (Ps.752,556) for the year ended December 31, 2023 and 2022, respectively, which was accounted for in share of income of associates in the Group's consolidated statement of income for those periods.

In conjunction with the TelevisaUnivision Transaction, and other observable indications that the value of the Group's net investment in TelevisaUnivision increased significantly during 2022 (including internal valuations of the recoverable amount of TelevisaUnivision), in the second quarter of 2022, the Group's management assessed whether there was any indication that the remaining impairment loss recognized by the Group in the first quarter of 2020 for its net investment in shares of TelevisaUnivision might no longer exist or might have decreased. As a result of this assessment, the Group's management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group's net investment in TelevisaUnivision since the last impairment loss was recognized, and the carrying amount of such net investment was increased to an amount lower than its recoverable amount. The reversal of the remaining impairment loss amounted to U.S.$29.5 million (Ps.593,838) and was recognized in share of income of associates and joint ventures in the Group's consolidated statement of income for the year ended December 31, 2022. The Group recognized a share in loss of TelevisaUnivision for the years ended December 31, 2023 and 2022, primarily in connection with a goodwill impairment adjustment recognized by TelevisaUnivision in the fourth quarter of 2023 and 2022 (see Notes 2 (a), 3, 20, 23 and 28).

In March and December 2023, the Group recognized a dilution loss resulting from a decrease in its share in TelevisaUnivision from 44.4% to 44.0%, and from 44.0% to 43.7%, respectively, on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options of TelevisaUnivision).

A roll forward of investments in associates and joint ventures for the years ended December 31, 2023 and 2022, is presented as follows:

		2023		2022
At January 1	Ps.	50,450,949	Ps.	26,704,235
Reversal of impairment loss		—		593,838
Share of loss of associates and joint ventures, net		(4,803,533)		(8,724,643)
Share of other comprehensive income of associates		4,278,531		4,245,546
Long-term loans granted to GTAC, net		155,062		166,223
Foreign currency translation adjustments		(6,585,695)		(3,261,758)
GTAC payments of principal and interest		(178,914)		(146,386)
Dividends from PDS		(8,000)		(10,000)
Consideration in common and preferred stock of TelevisaUnivision (see Notes 3 and 28)		—		30,912,000
Other		119,238		(28,106)
At December 31	Ps.	43,427,638	Ps.	50,450,949

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IFRS Summarized Financial Information of TelevisaUnivision

IFRS summarized financial information of TelevisaUnivision as of December 31, 2023 and 2022, respectively (amounts in thousands of U.S. dollars):

		2023		2022
Current assets (include cash and cash equivalents for U.S.$220,900 and U.S.$538,600, respectively)	U.S.$	2,751,600	U.S.$	2,444,700
Non-current assets		15,426,900		15,764,400
Total assets		18,178,500		18,209,100
Current liabilities (include financial liabilities for U.S.$46,200 and U.S.$60,100, respectively)		1,780,400		1,405,000
Non-current liabilities (include financial liabilities for U.S.$479,900 and U.S.$628,100, respectively)		13,229,000		13,600,800
Total liabilities		15,009,400		15,005,800
Total net assets	U.S.$	3,169,100	U.S.$	3,203,300

The table below reconciles the summarized financial information of TelevisaUnivision to the carrying amount of the Group's interest TelevisaUnivision as of December 31, 2023 and 2022, respectively (amounts in thousands of U.S. dollars):

		2023		2022
Ownership as of December 31		43.7%		44.4%
Group's share of net assets	U.S.$	1,384,364	U.S.$	1,423,488
Group's share of net assets	Ps.	23,440,738	Ps.	27,723,859
Goodwill, purchase price allocation and other adjustments		18,885,606		21,722,490
Carrying amount of the Group´s interest in TelevisaUnivision	Ps.	42,326,344	Ps.	49,446,349

IFRS summarized financial information of TelevisaUnivision for the years ended December 31, 2023, 2022 and 2021 (amounts in thousands of U.S. dollars):

		2023		2022		2021
Revenue	U.S.$	4,928,000	U.S.$	4,609,600	U.S.$	2,841,000
Depreciation and amortization		570,700		524,300		251,500
Interest income		100,300		11,400		400
Interest expense		716,800		610,300		420,387
(Expense) income from continuing operations		(513,000)		(1,203,200)		550,128
Income tax (expense) benefit		(129,200)		(232,400)		36,872
Net (loss) income		(642,200)		(1,435,600)		587,000
Other comprehensive income		535,400		471,113		32,000
Total comprehensive (loss) income		(106,800)		(964,487)		619,000
Preferred dividends received from TelevisaUnivision		41,250		37,812		–

The table below reconciles the summarized financial information of TelevisaUnivision to the carrying amount of the Group´s interest in TelevisaUnivision for the years ended December 31, 2023, 2022 and 2021 (amounts in thousands of U.S. dollars):

		2023		2022		2021
Net (loss) income	U.S.$	(280,533)	U.S.$	(637,955)	U.S.$	208,638
Other comprehensive income		233,880		209,354		11,374
Net (loss) income	Ps.	(4,940,904)	Ps.	(12,555,817)	Ps.	4,232,441
Other comprehensive income		4,278,446		4,245,660		232,773
Purchase price allocation and other adjustments:						
Net income (loss) adjustments		128,148		3,790,887		(4,834,744)
Group's interest in UHI:						
Net loss		(4,812,756)		(8,764,930)		(602,303)
Other comprehensive income		4,278,446		4,245,660		232,773
Reversal of impairment		–		593,838		4,161,704

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Combined condensed balance sheet information related to the Group's share in associates other than TelevisaUnivision as of December 31, 2023 and 2022, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

		2023		2022
Current assets	Ps.	17,809	Ps.	17,896
Non-current assets		47,657		39,213
Total assets		65,466		57,109
Current liabilities		12,487		26,952
Non-current liabilities		25,704		1,295
Total liabilities		38,191		28,247
Net assets	Ps.	27,275	Ps.	28,862
Goodwill, purchase price allocation and other adjustments		23,002		23,002
Carrying amount of the Group´s interest in associates	Ps.	50,277	Ps.	51,864

Combined condensed balance sheet information related to the Group's share in joint ventures as of December 31, 2023 and 2022, including adjustments made by the Group when using the equity method, such as fair value adjustments made at the time of acquisition, is set forth below:

		2023		2022
Current assets	Ps.	178,846	Ps.	181,740
Non-current assets		937,841		796,426
Total assets		1,116,687		978,166
Current liabilities		96,005		101,167
Non-current liabilities		1,032,051		891,263
Total liabilities		1,128,056		992,430
Net liabilities	Ps.	(11,369)	Ps.	(14,264)
Goodwill, purchase price allocation and other adjustments		113,837		113,837
Long-term loans granted to GTAC, net		948,549		853,163
Carrying amount of the Group´s interest in joint ventures	Ps.	1,051,017	Ps.	952,736

The Group recognized its share of comprehensive income (loss) of associates and joint ventures other than TelevisaUnivision (formerly known as UH II, the successor company of UHI) for the years ended December 31, 2023, 2022 and 2021, as follows:

		2023		2022		2021
Share of income of associates and joint ventures, net	Ps.	9,223	Ps.	40,287	Ps.	111,629
Share of other comprehensive income of associates and joint ventures:						
Foreign currency translation adjustments, net		–		–		58
Other items of comprehensive income (loss), net		85		(114)		12,883
		85		(114)		12,941
Share of comprehensive income of associates and joint ventures	Ps.	9,308	Ps.	40,173	Ps.	124,570

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11. Property, Plant and Equipment, Net, and Investment Property, Net

Property, Plant and Equipment, Net

Changes in the carrying amounts of property, plant and equipment for the years ended December 31, 2023 and 2022, are as follows:

	Buildings and Land	Technical Equipment	Satellite Transponders	Furniture and Fixtures	Transportation Equipment	Computer Equipment	Leasehold Improvements	Construction and Projects in Progress [1]	Total
Cost:									
January 1, 2022	Ps. 15,202,600	Ps. 172,795,206	Ps. 6,026,094	Ps. 1,298,803	Ps. 3,407,907	Ps. 9,514,099	Ps. 3,728,496	Ps. 14,535,546	Ps. 226,508,751
Additions	3,329	13,978,378	–	35,064	118,028	201,745	23,279	2,955,564	17,315,387
Dismantling cost	–	195,304	–	–	–	–	–	–	195,304
Retirements and reclassifications to other accounts	(91,077)	(6,171,083)	–	(148,546)	(523,397)	(558,400)	(331,212)	974,880	(6,848,835)
Transfers from intangibles assets, net	–	–	–	–	–	–	–	(502,017)	(502,017)
Transfers investment property	(3,867,138)	–	–	–	–	–	–	–	(3,867,138)
Transfers and reclassifications	226,903	5,900,361	–	29,147	24,357	84,970	128,544	(6,394,282)	–
Effect of translation	(15,030)	(148,110)	–	(41)	(148)	(655)	(47)	1,086	(162,945)
December 31, 2022	11,459,587	186,550,056	6,026,094	1,214,427	3,026,747	9,241,759	3,549,060	11,570,777	232,638,507
Additions	1,247	11,569,757	–	11,260	50,953	232,867	27,842	2,814,090	14,708,016
Dismantling cost	–	5,536	–	–	–	–	–	–	5,536
Retirements and reclassifications to other accounts	(224,357)	(4,592,708)	–	(1,724)	(130,966)	(14,512)	(25,292)	828,399	(4,161,160)
Transfers from intangibles assets, net	–	–	–	–	–	–	–	(602,197)	(602,197)
Transfers investment property	(268)	–	–	–	–	–	–	–	(268)
Transfers and reclassifications	378,264	4,682,990	–	38,053	18,735	223,467	323,662	(5,665,171)	–
Effect of translation	4,974	(421,510)	–	(124)	(1,642)	(1,515)	(617)	4,594	(415,840)
December 31, 2023	**Ps. 11,619,447**	**Ps. 197,794,121**	**Ps. 6,026,094**	**Ps. 1,261,892**	**Ps. 2,963,827**	**Ps. 9,682,066**	**Ps. 3,874,655**	**Ps. 8,950,492**	**Ps. 242,172,594**
Accumulated depreciation:									
January 1, 2022	Ps. (5,543,209)	Ps. (115,601,703)	Ps. (4,253,483)	Ps. (777,003)	Ps. (2,165,903)	Ps. (7,397,072)	Ps. (2,848,252)	Ps. –	Ps. (138,586,625)
Depreciation of the year	(211,805)	(16,063,925)	(282,414)	(93,462)	(210,362)	(495,891)	(221,854)	–	(17,579,713)
Retirements	252,367	3,520,999	–	70,413	406,901	215,279	182,517	–	4,648,476
Transfers investment property	993,973	–	–	–	–	–	–	–	993,973
Effect of translation	2,248	118,584	–	36	82	784	47	–	121,781
December 31, 2022	(4,506,426)	(128,026,045)	(4,535,897)	(800,016)	(1,969,282)	(7,676,900)	(2,887,542)	–	(150,402,108)
Depreciation of the year	(357,525)	(16,085,521)	(282,414)	(84,874)	(199,009)	(405,514)	(219,376)	–	(17,634,233)
Retirements	291,328	3,041,980	–	1,462	78,311	5,385	3,708	–	3,422,174
Transfers investment property	(83,260)	–	–	–	–	–	–	–	(83,260)
Effect of translation	(543)	371,712	–	96	361	1,588	195	–	373,409
December 31, 2023	**Ps. (4,656,426)**	**Ps. (140,697,874)**	**Ps. (4,818,311)**	**Ps. (883,332)**	**Ps. (2,089,619)**	**Ps. (8,075,441)**	**Ps. (3,103,015)**	**Ps. –**	**Ps. (164,324,018)**
Carrying amount:									
January 1, 2022	Ps. 9,659,391	Ps. 57,193,503	Ps. 1,772,611	Ps. 521,800	Ps. 1,242,004	Ps. 2,117,027	Ps. 880,244	Ps. 14,535,546	Ps. 87,922,126
December 31, 2022	Ps. 6,953,161	Ps. 58,524,011	Ps. 1,490,197	Ps. 414,411	Ps. 1,057,465	Ps. 1,564,859	Ps. 661,518	Ps. 11,570,777	Ps. 82,236,399
December 31, 2023	**Ps. 6,963,021**	**Ps. 57,096,247**	**Ps. 1,207,783**	**Ps. 378,560**	**Ps. 874,208**	**Ps. 1,606,625**	**Ps. 771,640**	**Ps. 8,950,492**	**Ps. 77,848,576**

[1] Retirements and reclassifications to other accounts include: (i) set-up box refurbishment projects that are subsequently reclassified to inventory in order to be assigned or sold to a customer; and (ii) projects in progress related to certain costs that are reclassified to programming when a specific program benefits from those costs.

Depreciation charges are presented in Note 21. Depreciation charged to income for the years ended December 31, 2023 and 2022, was Ps.17,634,233 and Ps.17,579,713, respectively, which included Ps.73,473, corresponding to the depreciation of discontinued operations, for the year ended December 31, 2022.

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Property, plant and equipment include the following carrying amounts of technical equipment leased to subscribers in the Cable and Sky segments as of December 31, 2023 and 2022:

		2023		2022
Subscriber leased set-top equipment	Ps.	60,104,574	Ps.	54,493,281
Accumulated depreciation		(39,556,789)		(34,231,392)
	Ps.	20,547,785	Ps.	20,261,889

Property, plant and equipment include the following carrying amounts of dismantling costs (technical equipment) related to incurred obligations in the Cable segment as of December 31, 2023 and 2022:

		2023		2022
Dismantling costs	Ps.	1,138,606	Ps.	1,133,071
Accumulated depreciation		(624,549)		(522,651)
	Ps.	514,057	Ps.	610,420

Investment Property, Net

Beginning in the first quarter of 2022, in connection with the TelevisaUnivision Transaction, the Group leases some buildings and land to TelevisaUnivision under operating lease agreements. These operating lease agreements contain initial non-cancellable periods between 7 and 19 years. Subsequent renewals are negotiated with the lessee and average renewal periods are of five years. The leased buildings and land are in Mexico City and include the Group's *San Angel, Chapultepec* facilities and part of the Company's headquarters. These properties are classified as investment properties in accordance with IFRS Standards given that such properties are held by the Group primarily to earn rentals rather than for use in the production or supply of goods or services or for administrative purposes, or sale in the ordinary course of business (see Note 3).

Changes in the carrying amount of investment property for the years ended December 31, 2023 and 2022, are as follows:

		Buildings and Land
Cost:		
Reclassification from property, plant and equipment in the first quarter of 2022	Ps.	3,867,138
December 31, 2022		3,867,138
Transfers investment property		268
December 31, 2023	**Ps.**	**3,867,406**
Accumulated depreciation:		
Reclassification from property, plant and equipment in the first quarter of 2022	Ps.	(910,264)
Depreciation of the period		(83,709)
December 31, 2022		(993,973)
Depreciation of the period		(83,260)
December 31, 2023	**Ps.**	**(1,077,233)**
Carrying amount:		
December 31, 2022	Ps.	2,873,165
December 31, 2023	**Ps.**	**2,790,173**

Depreciation charges are presented in Note 21.

As of December 31, 2023 and 2022, the fair value of the Group's investment property amounted to Ps.9,622,031 and Ps.8,837,686, respectively, as measured by an independent appraiser who holds a recognized and relevant professional qualification and experience in the investment property being valued.

Net lease income from investment property, net of direct operating expenses amounted to Ps.325,205 and Ps.311,343, for the years ended December 31, 2023 and 2022, respectively, and was accounted for as a reduction of the Group's corporate expense included in administrative expenses (see Note 21).

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A maturity analysis of undiscounted lease payments to be received by the Group as of December 31, 2023 for buildings and land subject to operating leases is presented as follows (Thousands of U.S. dollars):

Year		Undiscounted Lease Payments
2024	U.S.$	22,037
2025		22,037
2026		22,037
2027		22,037
2028		22,037
Thereafter		288,944

12. Right-of-use Assets, Net

Changes in the carrying amounts of right-of-use assets, net for the years ended December 31, 2023 and 2022, are as follows:

		Buildings		Satellite Transponders		Technical Equipment		Computer Equipment		Others		Total
Cost:												
January 1, 2022	Ps.	6,289,224	Ps.	4,275,619	Ps.	1,999,573	Ps.	437,361	Ps.	321,460	Ps.	13,323,237
Additions		797,811		—		99,209		56,332		71,759		1,025,111
Retirements		(1,147,014)		—		—		(375,045)		137,786		(1,384,273)
Effect of translation		(561)		—		—		—		—		(561)
December 31, 2022		5,939,460		4,275,619		2,098,782		118,648		531,005		12,963,514
Additions		**516,674**		—		**131,422**		**24,004**		**35,538**		**707,638**
Retirements		**(187,862)**		—		**(28)**		**(449)**		**(26,598)**		**(214,937)**
Effect of translation		**(2,545)**		—		—		—		—		**(2,545)**
December 31, 2023	**Ps.**	**6,265,727**	**Ps.**	**4,275,619**	**Ps.**	**2,230,176**	**Ps.**	**142,203**	**Ps.**	**539,945**	**Ps.**	**13,453,670**
Accumulated depreciation:												
January 1, 2022	Ps.	(1,715,838)	Ps.	(2,636,632)	Ps.	(1,120,776)	Ps.	(83,342)	Ps.	(162,082)	Ps.	(5,718,670)
Depreciation of the year		(610,652)		(285,041)		(135,527)		(35,986)		(89,808)		(1,157,014)
Retirements		513,267		—		335		82,289		(13,787)		582,104
Effect of translation		364		—		—		—		—		364
December 31, 2022		(1,812,859)		(2,921,673)		(1,255,968)		(37,039)		(265,677)		(6,293,216)
Depreciation of the year		**(635,535)**		**(285,041)**		**(145,592)**		**(45,663)**		**(92,258)**		**(1,204,089)**
Retirements		**94,191**		—		**28**		**27**		**33,939**		**128,185**
Effect of translation		**1,311**		—		—		—		—		**1,311**
December 31, 2023	**Ps.**	**(2,352,892)**	**Ps.**	**(3,206,714)**	**Ps.**	**(1,401,532)**	**Ps.**	**(82,675)**	**Ps.**	**(323,996)**	**Ps.**	**(7,367,809)**
Carrying amount:												
January 1, 2022	Ps.	4,573,386	Ps.	1,638,987	Ps.	878,797	Ps.	354,019	Ps.	159,378	Ps.	7,604,567
December 31, 2022	Ps.	4,126,601	Ps.	1,353,946	Ps.	842,814	Ps.	81,609	Ps.	265,328	Ps.	6,670,298
December 31, 2023	**Ps.**	**3,912,835**	**Ps.**	**1,068,905**	**Ps.**	**828,644**	**Ps.**	**59,528**	**Ps.**	**215,949**	**Ps.**	**6,085,861**

Depreciation charges are presented in Note 21. Depreciation charged to income for the years ended December 31, 2023 and 2022, was Ps.1,204,089 and Ps.1,157,014, respectively, which included Ps.16,978, corresponding to the depreciation of discontinued operations, for the year ended December 31, 2022.

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13. Intangible Assets, Net and Goodwill

As of December 31, 2023 and 2022, intangible assets and goodwill are summarized as follows:

	2023			2022		
	Cost	Accumulated amortization	Carrying Amount	Cost	Accumulated amortization	Carrying Amount
Intangible assets and goodwill with indefinite useful lives:						
Trademarks	Ps. 32,828	Ps. —	Ps. 32,828	Ps. 32,828	Ps. —	Ps. 32,828
Concessions	15,166,067	—	15,166,067	15,166,067	—	15,166,067
Goodwill	13,904,998	—	13,904,998	13,904,998	—	13,904,998
	29,103,893	—	29,103,893	29,103,893	—	29,103,893
Intangible assets with finite useful lives:						
Trademarks	2,236,012	(2,187,698)	48,314	2,227,096	(2,115,570)	111,526
Licenses and software	16,990,167	(12,594,645)	4,395,522	15,111,644	(10,952,399)	4,159,245
Subscriber lists	8,779,649	(8,177,490)	602,159	8,791,701	(7,874,480)	917,221
Payments for concessions	5,824,365	(575,335)	5,249,030	5,824,365	(287,668)	5,536,697
Other intangible assets	3,680,220	(2,689,296)	990,924	6,252,593	(4,957,588)	1,295,005
	37,510,413	(26,224,464)	11,285,949	38,207,399	(26,187,705)	12,019,694
	Ps. 66,614,306	Ps. (26,224,464)	Ps. 40,389,842	Ps. 67,311,292	Ps. (26,187,705)	Ps. 41,123,587

Changes in intangible assets and goodwill with indefinite useful lives in 2023 and 2022, were as follows:

2023	Trademarks	Concessions	Goodwill	Total
Cost:				
Balance at beginning of period	Ps. 32,828	Ps. 15,166,067	Ps. 13,904,998	Ps. 29,103,893
Retirements	—	—	—	—
Effect of translation	—	—	—	—
Balance at end of period	Ps. 32,828	Ps. 15,166,067	Ps. 13,904,998	Ps. 29,103,893

2022	Trademarks	Concessions	Goodwill	Total
Cost:				
Balance at beginning of period	Ps. 35,242	Ps. 15,166,067	Ps. 14,036,657	Ps. 29,237,966
Retirements	(2,429)	—	(131,659)	(134,088)
Effect of translation	15	—	—	15
Balance at end of period	Ps. 32,828	Ps. 15,166,067	Ps. 13,904,998	Ps. 29,103,893

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Changes in intangible assets with finite useful lives in 2023 and 2022, were as follows:

	2023						
	Trademarks	Concessions	Licenses and Software	Subscriber Lists	Payments for Concessions	Other Intangible Assets	Total
Cost:							
Balance at beginning of period	Ps. 2,227,096	Ps. —	Ps. 15,111,644	Ps.8,791,701	Ps. 5,824,365	Ps. 6,252,593	Ps. 38,207,399
Additions	8,916	—	1,481,655	—	—	379,136	1,869,707
Transfers from property, plant and equipment	—	—	602,197	—	—	—	602,197
Retirements and impairment adjustments	—	—	(165,029)	—	—	(2,943,956)	(3,108,985)
Effect of translation	—	—	(40,300)	(12,052)	—	(7,553)	(59,905)
Balance at end of period	2,236,012	—	16,990,167	8,779,649	5,824,365	3,680,220	37,510,413
Accumulated amortization:							
Balance at beginning of period	(2,115,570)	—	(10,952,399)	(7,874,480)	(287,668)	(4,957,588)	(26,187,705)
Amortization of the year	(72,128)	—	(1,820,411)	(315,062)	(287,667)	(52,302)	(2,547,570)
Other amortization of the year [1]	—	—	—	—	—	(422,065)	(422,065)
Retirements and impairment adjustments	—	—	139,190	—	—	2,740,671	2,879,861
Effect of translation	—	—	38,975	12,052	—	1,988	53,015
Balance at end of period	(2,187,698)	—	(12,594,645)	(8,177,490)	(575,335)	(2,689,296)	(26,224,464)
	Ps. 48,314	Ps. —	Ps. 4,395,522	Ps. 602,159	Ps. 5,249,030	Ps. 990,924	Ps. 11,285,949

	2022						
	Trademarks	Concessions	Licenses and Software	Subscriber Lists	Payments for Concessions	Other Intangible Assets	Total
Cost:							
Balance at beginning of period	Ps. 2,227,096	Ps. 553,505	Ps. 14,831,874	Ps. 8,806,951	Ps. 5,825,559	Ps. 5,446,636	Ps. 37,691,621
Additions	—	—	965,046	—	—	842,137	1,807,183
Transfers from property, plant and equipment	—	—	502,017	—	—	—	502,017
Retirements and impairment adjustments	—	(553,505)	(1,206,643)	(10,386)	(1,194)	(118)	(1,771,846)
Transfers and reclassifications	—	—	35,921	—	—	(35,921)	—
Effect of translation	—	—	(16,571)	(4,864)	—	(141)	(21,576)
Balance at end of period	2,227,096	—	15,111,644	8,791,701	5,824,365	6,252,593	38,207,399
Accumulated amortization:							
Balance at beginning of period	(2,043,442)	(553,505)	(9,672,946)	(7,574,668)	—	(4,829,145)	(24,673,706)
Amortization of the year	(72,128)	—	(1,640,543)	(315,062)	(287,668)	(103,469)	(2,418,870)
Other amortization of the year [1]	—	—	—	—	—	(353,232)	(353,232)
Retirements and impairment adjustments	—	553,505	610,038	10,386	—	63,074	1,237,003
Transfers and reclassifications	—	—	(264,968)	—	—	264,968	—
Effect of translation	—	—	16,020	4,864	—	216	21,100
Balance at end of period	(2,115,570)	—	(10,952,399)	(7,874,480)	(287,668)	(4,957,588)	(26,187,705)
	Ps. 111,526	Ps. —	Ps. 4,159,245	Ps. 917,221	Ps. 5,536,697	Ps. 1,295,005	Ps. 12,019,694

[1] Other amortization of the year relates primarily to amortization of soccer player rights, which is included in consolidated cost of revenues.

Amortization charges are presented in Note 21. Amortization charged to income for the years ended December 31, 2023 and 2022, was Ps.2,547,570 and Ps.2,418,870, respectively, which included Ps.31,423, corresponding to the amortization of discontinued operations, for the year ended December 31, 2022. Additional amortization charged to income for the years ended December 31, 2023 and 2022, was Ps.422,065 and Ps.353,232, respectively, primarily in connection with amortization of soccer player rights.

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The changes in the net carrying amount of goodwill, indefinite-lived trademarks and concessions for the years ended December 31, 2023 and 2022, were as follows:

	Balance as of January 1, 2023	Acquisitions	Retirements	Foreign Currency Translation Adjustments	Impairment Adjustments	Transfers	Balance as of December 31, 2023
Goodwill:							
Cable	Ps. 13,794,684	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 13,794,684
Others [1]	110,314	—	—	—	—	—	110,314
	Ps. 13,904,998	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 13,904,998
Indefinite-lived trademarks:							
Cable	Ps. 32,828	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 32,828
	Ps. 32,828	Ps. —	Ps. —	Ps.	Ps. —	Ps. —	Ps. 32,828
Indefinite-lived concessions:							
Cable	Ps. 15,070,025	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 15,070,025
Sky	96,042	—	—	—	—	—	96,042
	Ps. 15,166,067	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 15,166,067

[1] Through January 31, 2022, this goodwill was part of the Group's former Content business.

	Balance as of January 1, 2022	Acquisitions	Retirements	Foreign Currency Translation Adjustments	Impairment Adjustments	Transfers	Balance as of December 31, 2022
Goodwill:							
Cable	Ps. 13,794,684	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 13,794,684
Others [1]	241,973	—	(131,659)	—	—	—	110,314
	Ps. 14,036,657	Ps. —	Ps. (131,659)	Ps. —	Ps. —	Ps. —	Ps. 13,904,998
Indefinite-lived trademarks (see Note 3):							
Cable	Ps. 32,813	Ps. —	Ps. —	Ps. 15	Ps. —	Ps. —	Ps. 32,828
Other Businesses	2,429	—	(2,429)	—	—	—	—
	Ps. 35,242	Ps. —	Ps. (2,429)	Ps. 15	Ps. —	Ps. —	Ps. 32,828
Indefinite-lived concessions (see Note 3):							
Cable	Ps. 15,070,025	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 15,070,025
Sky	96,042	—	—	—	—	—	96,042
	Ps. 15,166,067	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 15,166,067

[1] Through January 31, 2022, this goodwill was part of the Group's former Content business.

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2023, were as follows (see Note 15):

	Cable	
	Minimum	Maximum
Value in use calculations:		
Long-term growth rate	3.70%	3.70%
Discount rate	11.40%	12.20%
Pre-tax discount rate	13.30%	16.00%
Fair value calculations:		
Multiple of sales	2.0	2.8
Multiple of EBITDA (as defined)	6.1	7.4

The key assumptions used for either fair value or value in use calculations of goodwill and intangible assets in 2022, were as follows (see Note 15):

	Cable	
	Minimum	Maximum
Value in use calculations:		
Long-term growth rate	4.90%	4.90%
Discount rate	11.50%	12.30%
Pre-tax discount rate	13.20%	15.30%
Fair value calculations:		
Multiple of sales	2.0	2.9
Multiple of EBITDA (as defined)	5.5	7.1

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Management has identified that a reasonably possible change in the key assumptions identified above could cause the carrying amount to exceed in 2023 the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 4.8% decrease in the multiple of EBITDA (equivalent to a 480 basis point change) or a 2.4% decrease in the multiple of sales (equivalent to a 240 basis point change).

Management has identified that a reasonable possible change in the key assumptions identified above could cause the carrying amount to exceed in 2022 the recoverable amount of one of the five CGUs with indefinite-life intangible assets tested for impairment. The change required for the carrying amount to equal the recoverable amount is a 1.2% increase in the discount rate (equivalent to a 120 basis point change) or a 1.6% decrease in the long-term growth rate (equivalent to a 160 basis point change).

As described in Note 2 (l), in 2020, the Company's management estimated the remaining useful life of four years for acquired trademarks in specific locations of Mexico, in connection with the migration to an internally developed trademark in the Group's Cable segment.

In the fourth quarter of 2017, the Company's management reviewed the useful life of certain Group's television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount was determined by the IFT before the renewal date (see Note 2 (b)). Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ended December 31, 2021. Amortization of these concessions with a finite useful life amounted to Ps.110,701 for each of the years ended December 31, 2021.

14. Debt and Lease Liabilities

Debt and lease liabilities outstanding as of December 31, 2023 and 2022, were as follows:

	2023					2022
	Effective Interest Rate	Interest Payable	Principal	Finance Costs	Principal, Net of Finance Costs	Principal, Net of Finance Costs
U.S. dollar Senior Notes:						
6.625% Senior Notes due 2025 [1]	7.60%	Ps. 61,540	Ps. 3,715,634	Ps. (61,080)	Ps. 3,654,554	Ps. 5,142,689
4.625% Senior Notes due 2026 [1]	5.03%	87,260	3,512,139	(7,218)	3,504,921	5,828,311
8.5% Senior Notes due 2032 [1]	9.00%	131,932	5,079,750	(37,153)	5,042,597	5,826,463
6.625% Senior Notes due 2040 [1]	7.05%	306,619	10,159,500	(146,908)	10,012,592	11,577,854
5% Senior Notes due 2045 [1]	5.39%	96,684	13,387,004	(471,739)	12,915,265	16,997,261
6.125% Senior Notes due 2046 [1]	6.47%	457,874	14,893,353	(130,002)	14,763,351	17,418,690
5.250% Senior Notes due 2049 [1]	5.59%	58,754	11,191,163	(319,790)	10,871,373	13,402,350
Total U.S. dollar debt		1,200,663	61,938,543	(1,173,890)	60,764,653	76,193,618
Mexican peso debt:						
8.79% Notes due 2027 [2]	8.84%	98,888	4,500,000	(11,628)	4,488,372	4,488,597
8.49% Senior Notes due 2037 [1]	8.94%	49,879	4,500,000	(16,245)	4,483,755	4,489,547
7.25% Senior Notes due 2043 [1]	7.92%	43,883	6,225,690	(64,543)	6,161,147	6,451,645
Bank loans [3]	12.76%	90,686	10,000,000	(12,068)	9,987,932	9,967,243
Bank loans (Sky) [4]	12.41%	22,767	2,650,000	—	2,650,000	3,650,000
Total Mexican peso debt		306,103	27,875,690	(104,484)	27,771,206	29,047,032
Total debt [5]		1,506,766	89,814,233	(1,278,374)	88,535,859	105,240,650
Less: Current portion of long-term debt		1,506,766	10,000,000	(12,068)	9,987,932	1,000,000
Long-term debt, net of current portion		Ps. —	Ps. 79,814,233	Ps. (1,266,306)	Ps. 78,547,927	Ps. 104,240,650

	2023	2022
Lease liabilities:		
Satellite transponder lease agreement [6]	Ps. 1,994,437	Ps. 2,807,184
Telecommunications network lease agreement [7]	573,761	608,250
Other lease liabilities [8]	4,723,352	4,953,638
Total lease liabilities	7,291,550	8,369,072
Less: Current portion	1,280,932	1,373,233
Lease liabilities, net of current portion	Ps. 6,010,618	Ps. 6,995,839

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(1) The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$3,658 million and U.S.$3,958 million as of December 31, 2023 and 2022, respectively, and Ps.10,725,690 and Ps.11,000,000 as of December 31, 2023 and 2022, respectively, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company's subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The terms of these Senior Notes contain covenants that limit the ability of the Company and certain restricted subsidiaries, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049, are registered with the U.S. Securities and Exchange Commission ("SEC"). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores" or "CNBV"). In March 2022, the Company completed a partial redemption of U.S.$200 million aggregate principal amount of its 6.625% Senior Notes due 2025, in the aggregate amount of U.S.$221.3 million, including U.S.$220.9 million of the applicable redemption price and U.S.$0.4 million of accrued and unpaid interest on the redemption date. In August 2022, the Company concluded a tender offer to purchase in cash a principal amount of U.S.$133.6 million of its 6.625% Senior Notes due 2025, U.S.$110.6 million of its 5.000% Senior Notes due 2045, and U.S.$47.8 million of its 5.250% Senior Notes due 2049, for an aggregate principal amount of U.S.$292.0 million. The aggregate tender consideration paid amounted to U.S.$294.8 million plus U.S.$5.5 million of accrued and unpaid interest on the settlement date. In the first, second and third quarter of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310 and recognized a gain on extinguishment of debt in the amount of Ps.98,692, which was recognized in finance expense, net, in the Group's consolidated statement of income for the year ended December 31, 2023. In August 2023, the Company concluded tender offers to purchase for cash a portion of its Senior Notes due 2025, 2026, 2045, 2046 and 2049, in the principal amount of U.S.$47.0 million, U.S.$92.6 million, U.S.$98.7 million, U.S.$20.4 million and U.S.$41.3 million, respectively, for an aggregate principal amount of U.S.$300.0 million. The Company paid for these tender offers cash in the aggregate amount of U.S.$274.9 million (Ps.4,718,251), plus related premiums of U.S.$6.2 million (Ps.106,505) and recognized a gain on extinguishment of debt in the amount of U.S.$18.9 million (Ps.324,512), which was recognized in finance expense, net, in the Group's consolidated statement of income for the year ended December 31, 2023. In the second and third quarters of 2023, the Company repurchased a portion of its outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.274,310, the Company paid for this repurchase an aggregate cash amount of Ps.174,785, plus related accrued interest of Ps.6,946, and recognized a gain on extinguishment of debt in the amount of Ps.92,579, which was recognized in finance expense, net, in the Group's consolidated statement of income for the year ended December 31, 2023 (see Note 23).

(2) In 2017, the Company issued Notes ("Certificados Bursátiles") due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, with interest payable semi-annually at an annual rate of 8.79%. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The terms of the Notes due 2027 contain covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company's Board of Directors, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations, and similar transactions.

(3) In February and March 2022, the Company prepaid all of its outstanding long-term bank loans with original maturities between 2022 and 2023, in the aggregate principal amount of Ps.6,000,000 and paid related accrued interest in the aggregate amount of Ps.37,057. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company's indebtedness. This loan bears interest payable on a monthly basis at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group's net leverage ratio. The credit agreement of this syndicated loan requires the maintenance of financial ratios related to indebtedness and interest expense.

(4) In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In 2020 and 2021, Sky prepaid a portion of these loans in the aggregate principal amount of Ps.4,500,000. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with interest payable on a monthly basis and maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215% and a Ps.1,325,000 loan with an annual interest rate of 28-day TIIE plus 90 basis points. The funds from these loans were used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of this credit agreement, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions. In March 2023, upon the maturity of loans with two Mexican banks, Sky repaid the remaining portions of these loans in the aggregate principal amount of Ps.1,000,000 with (i) available cash on hand in the amount of Ps.600,000 and (ii) funds from a revolving credit facility in the principal amount of Ps.400,000, plus interest payable on a monthly basis at the annual interest rate of TIIE plus 0.85% with a maturity in 2028.

(5) Principal amount of total debt as of December 31, 2022, is presented net of unamortized finance costs in the aggregate amount of Ps.994,735.

(6) In March 2010, Sky entered into a lease agreement with Intelsat Global Sales & Marketing Ltd. ("Intelsat") by which Sky is obligated to pay at an annual interest rate of 7.30%, a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years; or (b) the date IS-21 is taken out of service (see Note 12).

(7) Lease agreement entered into by a subsidiary of the Company and GTAC for the right to use certain capacity of a telecommunications network through 2030 (see Note 20).

(8) Lease liabilities recognized beginning on January 1, 2019, under IFRS 16 *Leases*, in the aggregate amount of Ps.4,723,352 and Ps.4,953,638, as of December 31, 2023 and 2022, respectively. These lease liabilities have terms which will expire at various dates between 2024 and 2051.

As of December 31, 2023 and 2022, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group's investment in TelevisaUnivision and Open-Ended Fund (hedged items), were as follows (see Notes 2 (e) and 4):

	December 31, 2023				December 31, 2022			
Hedged Items		Millions of U.S. Dollars		Thousands of Mexican Pesos		Millions of U.S. Dollars		Thousands of Mexican Pesos
Investment in shares of TelevisaUnivision								
(net investment hedge)	U.S.$	2,499.7	Ps.	42,326,344	U.S.$	2,538.8	Ps.	49,446,349
Open-Ended Fund (foreign currency fair value hedge)		39.8		674,451		39.7		773,209
Total	U.S.$	2,539.5	Ps.	43,000,795	U.S.$	2,578.5	Ps.	50,219,558

81

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The foreign exchange gain or loss derived from the Company's U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2023 and 2022, is analyzed as follows (see Notes 9 and 23):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments		2023		2022
Recognized in:				
Comprehensive gain	Ps.	6,683,712	Ps.	3,375,804
Total foreign exchange gain derived from hedging Senior Notes	Ps.	6,683,712	Ps.	3,375,804
Offset against:				
Foreign currency translation loss derived from the hedged net investment in shares of TelevisaUnivision	Ps.	(6,585,695)	Ps.	(3,261,758)
Foreign exchange loss derived from the hedged Open-Ended Fund		(98,017)		(114,046)
Total foreign currency translation and foreign exchange loss derived from hedged assets	Ps.	(6,683,712)	Ps.	(3,375,804)

Maturities of Debt and Lease Liabilities

Debt maturities for the years subsequent to December 31, 2023, are as follows:

		Nominal		Unamortized Finance Costs
2024	Ps.	10,000,000	Ps.	12,068
2025		3,715,634		61,080
2026		6,162,139		7,218
2027		4,500,000		11,628
2032		5,079,750		37,153
Thereafter		60,356,710		1,149,227
	Ps.	89,814,233	Ps.	1,278,374

Future minimum payments under lease liabilities for the years subsequent to December 31, 2023, are as follows:

2024	Ps.	1,879,155
2025		1,765,091
2026		1,728,925
2027		1,475,744
2028		791,723
Thereafter		2,429,170
		10,069,808
Less: Amount representing interest		(2,778,258)
	Ps.	7,291,550

A reconciliation of long-term debt and lease liabilities arising from financing activities in the Group's consolidated statement of cash flows for the years ended December 31, 2023 and 2022, is as follows:

		Cash Flow		Non-Cash Changes			
	Balance as of January 1, 2023	Payments	New Debt and Leases	Net Gain of Prepayment	Foreign Exchange Income	Interest	Balance as of December 31, 2023
Debt	Ps. 106,235,385	Ps. (5,899,981)	Ps. –	Ps. (523,628)	Ps. (9,997,543)	Ps. –	Ps. 89,814,233
Lease liabilities	8,369,072	(1,793,602)	619,652	–	(352,172)	448,600	7,291,550
Total debt and lease liabilities	Ps. 114,604,457	Ps. (7,693,583)	Ps. 619,652	Ps. (523,628)	Ps. (10,349,715)	Ps. 448,600	Ps. 97,105,783

		Cash Flow		Non-Cash Changes			
	Balance as of January 1, 2022	Payments	Discontinued Operations	New Debt and Leases	Foreign Exchange Income	Interest	Balance as of December 31, 2022
Debt	Ps. 126,999,199	Ps. (16,709,984)	Ps. –	Ps. –	Ps. (4,053,830)	Ps. –	Ps. 106,235,385
Lease liabilities	9,680,559	(1,690,311)	(485,362)	590,532	(179,817)	453,471	8,369,072
Total debt and lease liabilities	Ps. 136,679,758	Ps. (18,400,295)	Ps. (485,362)	Ps. 590,532	Ps. (4,233,647)	Ps. 453,471	Ps. 114,604,457

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Credit Facilities

In February 2022, the Company executed a revolving credit facility with a syndicate of banks for up to an amount equivalent to U.S.$650 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other corporate purposes, with a maturity in February 2025. Under the terms of this credit facility, the Company is required to comply with certain restrictive covenants and financial coverage ratios. As of December 31, 2023, this credit facility remained unused.

In February 2023, Sky executed a revolving credit facility with a Mexican bank for up to an amount of Ps.1,000,000, which funds may be used for general corporate purposes, including the repayment of debt, with a maturity in 2028. In March 2023, Sky used funds of this revolving facility in the amount of Ps.400,000 to repay a portion of its debt, plus interest payable on a monthly basis at the annual rate of TIIE plus 0.85%. In December 2023, Sky prepaid all of its outstanding debt under this credit facility plus accrued interest in the aggregate amount of Ps.403,981. Under the terms of this revolving credit facility, Sky is required to comply with certain restrictive covenants and financial coverage ratios. As of December 31, 2023, the unused principal amount of this revolving credit facility amounted to Ps.1,000,000.

15. Financial Instruments

The Group's financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts receivable, a long-term loan receivable from GTAC, non-current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group's long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 14), has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying amount and estimated fair values of the Group's non-derivative financial instruments as of December 31, 2023 and 2022, were as follows:

	2023		2022	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	Ps. 32,586,352	Ps. 32,586,352	Ps. 51,130,992	Ps. 51,130,992
Trade accounts receivable, net	8,131,458	8,131,458	8,457,302	8,457,302
Long-term loan and interest receivable from GTAC (see Note 10)	948,549	953,423	853,163	857,006
Open-Ended Fund (see Note 9)	674,451	674,451	773,209	773,209
Publicly traded equity instruments (see Note 9)	1,912,150	1,912,150	2,611,053	2,611,053
Liabilities:				
Senior Notes due 2025, 2032 and 2040	Ps. 18,954,884	Ps. 20,432,901	Ps. 22,717,196	Ps. 24,313,064
Senior Notes due 2045	13,387,004	11,542,810	17,321,136	14,975,508
Senior Notes due 2037 and 2043	10,725,690	8,090,190	11,000,000	8,087,840
Senior Notes due 2026 and 2046	18,405,492	18,379,439	23,371,200	23,287,882
Senior Notes due 2049	11,191,163	10,035,228	13,675,853	12,199,681
Notes due 2027	4,500,000	4,233,150	4,500,000	4,238,640
Long-term loans payable to Mexican banks	12,650,000	12,789,686	13,650,000	13,775,125
Lease liabilities	7,291,550	7,334,492	8,369,072	8,497,104

83

Grupo Televisa, S.A.B. and Subsidiaries 84 The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2023 and 2022, were as follows: Notional Amount December 31, 2023: Carrying (U.S. Dollars in Derivative Financial Instruments Amount Thousands) Maturity Date Assets: Derivatives recorded as accounting hedges (cash flow hedges): Interest rate swaps (a) Ps. 251,738 Ps. 10,000,000 June 2024 Total assets Ps. 251,738 Notional Amount December 31, 2022: Carrying (U.S. Dollars in Derivative Financial Instruments Amount Thousands) Maturity Date Assets: Derivatives recorded as accounting hedges (cash flow hedges): Interest rate swaps (b) Ps. 11,237 Ps. 2,500,000 February 2023 Interest rate swaps (a) 532,344 Ps. 10,000,000 June 2024 Total assets Ps. 543,581 Liabilities: Derivatives not recorded as accounting hedges: TVI’s forwards (c) Ps. 7,650 U.S.$ 27,963 January through June 2023 Empresas Cablevisión’s forwards (d) 12,047 U.S.$ 38,649 January through June 2023 Sky’s forwards (e) 16,903 U.S.$ 58,000 January through June 2023 Forwards (f) 34,801 U.S.$ 113,388 January through June 2023 Total liabilities Ps. 71,401 (a) In June and July 2019 and October 2020, the Company entered into derivative transaction agreements (interest rate swaps) through June 2024, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.10,000,000 as of December 31, 2023 and 2022. Under these agreements, the Company receives monthly payments based on aggregate notional amounts of Ps.10,000,000 as of December 31, 2023 and 2022, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual weighted average fixed rate of 6.7620%. The Company has recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative or income of Ps.220,127 in other comprehensive income or loss as of December 31, 2023. In 2023, the Company recorded a gain of Ps.457,522 in consolidated other finance income or expense. (b) In January 2018, the Company entered into derivative transaction agreements (interest rate swaps) through February 2023, to hedge the variable interest rate exposure resulting from a Mexican peso loan of a total principal amount of Ps.2,500,000. Under this transaction, the Company received monthly payments based on aggregate notional amount of Ps.2,500,000, at an annual variable rate of 28 days of TIIE and makes monthly payments based on the same notional amount at an annual fixed rate of 7.7485%. The Company recognized the change in fair value of this transaction as an accounting hedge and recorded a cumulative loss of Ps.19,612 in other comprehensive income or loss as of December 31, 2022. In 2022, the Company recorded a gain of Ps.387 in consolidated other finance income or expense. (c) As of December 31, 2022, TVI had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$28.0 million at an average rate of Ps.20.0975. As a result of the change in fair value of these agreements in the year ended December 31, 2023, the Company recorded a loss of Ps.69,387 in consolidated other finance income or expense. (d) As of December 31, 2022, Empresas Cablevisión had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$38.6 million at an average rate of Ps.20.1365. As a result of the change in fair value of these agreements in the year ended December 31, 2023, the Company recorded a loss of Ps.96,208 in consolidated other finance income or expense. (e) As of December 31, 2022, Sky had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$58.0 million at an average rate of Ps.20.1170. As a result of the change in fair value of these agreements in the year ended December 31, 2023, the Company recorded a loss of Ps.144,811 in consolidated other finance income or expense. (f) As of December 31, 2022, the Company had foreign currency contracts (forwards) in the aggregate notional amount of U.S.$113.4 million at an average rate of Ps. 20.1289. As a result of the change in fair value of these agreements, in the years ended December 31, 2023 and 2022, the Company recorded a loss of Ps.281,963 and Ps.66,690 in consolidated other finance income or expense, respectively.

Grupo Televisa, S.A.B. and Subsidiaries 85 Fair Value Measurement Assets and Liabilities Measured at Fair Value on a Recurring Basis All fair value adjustments as of December 31, 2023 and 2022, represent assets or liabilities measured at fair value on a recurring basis. In determining fair value, the Group’s financial instruments are separated into two categories: investments in financial assets at FVOCIL and derivative financial instruments. Financial assets and liabilities measured at fair value as of December 31, 2023 and 2022: Quoted Prices in Internal Models Internal Models Balance as of Active Markets with Significant with Significant December 31, for Identical Observable Unobservable 2023 Assets (Level 1) Inputs (Level 2) Inputs (Level 3) Assets: At FVOCIL: Open-Ended Fund Ps. 674,451 Ps. — Ps. 674,451 Ps. — Publicly traded equity instruments 1,912,150 1,912,150 — — Derivative financial instruments 251,738 — 251,738 — Total Ps. 2,838,339 Ps. 1,912,150 Ps. 926,189 Ps. — Quoted Prices in Internal Models Internal Models Balance as of Active Markets with Significant with Significant December 31, for Identical Observable Unobservable 2022 Assets (Level 1) Inputs (Level 2) Inputs (Level 3) Assets: At FVOCIL: Open-Ended Fund Ps. 773,209 Ps. — Ps. 773,209 Ps. — Publicly traded equity instruments 2,611,053 2,611,053 — — Derivative financial instruments 543,581 — 543,581 — Total Ps. 3,927,843 Ps. 2,611,053 Ps. 1,316,790 Ps. — Liabilities: Derivative financial instruments Ps. 71,401 Ps. — Ps. 71,401 Ps. — Total Ps. 71,401 Ps. — Ps. 71,401 Ps. — Non-current Financial Assets Investments in debt securities or with readily determinable fair values, are classified as non-current investments in financial instruments, and are recorded at fair value with unrealized gains and losses included in consolidated stockholders’ equity as accumulated other comprehensive result. Non-current financial assets are generally valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. Such instruments are classified in Level 1, Level 2, and Level 3, depending on the observability of the significant inputs. Open-Ended Fund The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the NAV per share as of such redemption date (see Notes 4 and 9). Disclosures for Each Class of Assets and Liabilities Subject to Recurring Fair Value Measurements Categorized Within Level 3 The Corporate Finance Department of the Company has established rules for a proper portfolio asset classification according to the fair value hierarchy defined by the IFRS Standards. On a monthly basis, any new assets recognized in the portfolio are classified according to this criterion. Subsequently, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets. Sensitivity analysis is performed on the Group’s investments with significant unobservable inputs (Level 3) in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out by the Corporate Finance Department of the Company. Derivative Financial Instruments Derivative financial instruments include swaps, forwards and options (see Notes 2 (w), 4 and 15). The Group’s derivative portfolio is entirely over-the-counter (“OTC”). The Group’s derivatives are valued using industry standard valuation models; projecting future cash flows discounted to present value, using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit spreads considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. All derivatives are classified in Level 2.

Grupo Televisa, S.A.B. and Subsidiaries

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The majority of the Group's non-financial instruments, which include the investment in shares of TelevisaUnivision, goodwill, intangible assets, inventories, transmission rights, property, plant and equipment and right-of-use assets are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually in the fourth quarter for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that, the non-financial instrument be recorded at the lower of carrying amount or its recoverable amount.

The impairment test for goodwill involves a comparison of the estimated fair value of each of the Group's reporting units to its carrying amount, including goodwill. The Group determines the fair value of a reporting unit using the higher between the value in use and the fair value less costs to sell, which utilize significant unobservable inputs (Level 3) within the fair value hierarchy. The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying amount. The Group determines the fair value of the intangible asset using a discounted cash flow analysis, which utilizes significant unobservable inputs (Level 3) within the fair value hierarchy. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows for a period of time that comprise five years, as well as relevant comparable company earnings multiples for the market-based approach.

Once an asset has been impaired, it is not remeasured at fair value on a recurring basis; however, it is still subject to fair value measurements to test for recoverability of the carrying amount.

16. Post-employment Benefits

Certain companies in the Group have defined benefit pension plans for certain eligible executives and employees. All pension benefits are based on salary and years of service rendered.

Under the provisions of the Mexican Labor Law, seniority premiums are payable based on salary and years of service to employees who resign or are terminated prior to reaching retirement age. Some companies in the Group have seniority premium benefits which are greater than the legal requirement.

Post-employment benefits are actuarially determined by using nominal assumptions and attributing the present value of all future expected benefits proportionately over each year from date of hire to age 65.

The Group used actuarial assumptions to determine the present value of defined benefit obligations, as follows:

	2023	2022
Discount rate	**10.4%**	10.2%
Salary increase	**5.2%**	5.2%
Inflation rate	**3.7%**	3.7%

Had the discount rate of 10.4% used by the Group in 2023 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,237,945 as of December 31, 2023.

Had the discount rate of 10.2% used by the Group in 2022 been decreased by 50 basis points, the impact on defined benefit obligation would have been an increase to Ps.1,314,138 as of December 31, 2022.

The reconciliation between defined benefit obligations and post-employment benefit liability in the consolidated statements of financial position as of December 31, 2023 and 2022, is presented as follows:

	As of December 31, 2023					
		Pensions		Seniority Premiums		**2023**
Vested benefit obligations	Ps.	407,652	Ps.	238,295	**Ps.**	**645,947**
Unvested benefit obligations		271,570		290,011		**561,581**
Defined benefit obligations		679,222		528,306		**1,207,528**
Fair value of plan assets		436,091		38,388		**474,479**
Underfunded status of the plans	Ps.	243,131	Ps.	489,918	**Ps.**	**733,049**
Post-employment benefit liability	Ps.	243,131	Ps.	489,918	**Ps.**	**733,049**

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Grupo Televisa, S.A.B. and Subsidiaries

	As of December 31, 2022					
		Pensions		Seniority Premiums		2022
Vested benefit obligations	Ps.	323,414	Ps.	261,857	Ps.	585,271
Unvested benefit obligations		403,549		288,413		691,962
Defined benefit obligations		726,963		550,270		1,277,233
Fair value of plan assets		459,618		46,147		505,765
Underfunded status of the plans	Ps.	267,345	Ps.	504,123	Ps.	771,468
Post-employment benefit liability	Ps.	267,345	Ps.	504,123	Ps.	771,468

The components of net periodic pensions and seniority premiums cost for the years ended December 31, 2023 and 2022 consisted of the following:

		2023		2022
Service cost	Ps.	82,190	Ps.	94,416
Interest cost		110,925		99,889
Prior service cost for plan amendments		(64,812)		(7,070)
Interest on plan assets		(40,646)		(35,846)
Net periodic cost	Ps.	87,657	Ps.	151,389

The Group's defined benefit obligations, plan assets, funded status and balances in the consolidated statements of financial position as of December 31, 2023 and 2022, associated with post-employment benefits, are presented as follows:

		Pensions		Seniority Premiums		2023		2022
Defined benefit obligations:								
Beginning of year	Ps.	726,963	Ps.	550,270	Ps.	1,277,233	Ps.	3,184,365
Retirement of discontinued operation		—		—		—		(1,806,713)
Service cost		24,879		57,311		82,190		94,416
Interest cost		57,739		53,186		110,925		99,889
Benefits paid		(42,076)		(31,568)		(73,644)		(86,210)
Remeasurement of post-employment benefit obligations		(99,329)		(25,035)		(124,364)		(201,444)
Past service cost		11,046		(75,858)		(64,812)		(7,070)
End of year		679,222		528,306		1,207,528		1,277,233
Fair value of plan assets:								
Beginning of year		459,618		46,147		505,765		1,270,685
Retirement of discontinued operation		—		—		—		(695,594)
Return on plan assets		36,571		4,075		40,646		35,846
Remeasurement on plan assets		(29,180)		(11,249)		(40,429)		(43,325)
Benefits paid		(30,918)		(585)		(31,503)		(61,847)
End of year		436,091		38,388		474,479		505,765
Unfunded status of the plans	Ps.	243,131	Ps.	489,918	Ps.	733,049	Ps.	771,468

The changes in the net post-employment liability in the consolidated statements of financial position as of December 31, 2023 and 2022, are as follows:

		Pensions		Seniority Premiums		2023		2022
Net post-employment liability at beginning of year	Ps.	267,345	Ps.	504,123	Ps.	771,468	Ps.	1,913,680
Retirement of discontinued operation		—		—		—		(1,111,119)
Net periodic cost		57,093		30,564		87,657		151,389
Remeasurement of post-employment benefits		(70,149)		(13,786)		(83,935)		(158,119)
Benefits paid		(11,158)		(30,983)		(42,141)		(24,363)
Net post-employment liability at end of year	Ps.	243,131	Ps.	489,918	Ps.	733,049	Ps.	771,468

87

Grupo Televisa, S.A.B. and Subsidiaries

The post-employment benefits as of December 31, 2023 and 2022, and remeasurements adjustments for the years ended December 31, 2023 and 2022, are summarized as follows:

		2023		2022
Pensions:				
Defined benefit obligations	Ps.	679,222	Ps.	726,963
Plan assets		436,091		459,618
Unfunded status of plans		243,131		267,345
Remeasurements adjustments [1]		(70,149)		(113,456)
Seniority premiums:				
Defined benefit obligations	Ps.	528,306	Ps.	550,270
Plan assets		38,388		46,147
Unfunded status of plans		489,918		504,123
Remeasurements adjustments [1]		(13,786)		(44,663)

[1] On defined benefit obligations and plan assets.

Pensions and Seniority Premiums Plan Assets

The plan assets are invested according to specific investment guidelines determined by the technical committees of the pension plan and seniority premiums trusts and in accordance with actuarial computations of funding requirements. These investment guidelines require a minimum investment of 30% of the plan assets in fixed rate instruments, or mutual funds comprised of fixed rate instruments. The plan assets that are invested in mutual funds are all rated "AA" or "AAA" by at least one of the main rating agencies. These mutual funds vary in liquidity characteristics ranging from one day to one month. The investment goals of the plan assets are to preserve principal, diversify the portfolio, maintain a high degree of liquidity and credit quality, and deliver competitive returns subject to prevailing market conditions. Currently, the plan assets do not engage in the use of financial derivative instruments. The Group's target allocation in the foreseeable future is to maintain approximately 30% in equity securities and 70% in fixed rate instruments.

The weighted average asset allocation by asset category as of December 31, 2023 and 2022, was as follows:

	2023	2022
Equity securities [1]	42.1%	36.1%
Fixed rate instruments	57.9%	63.9%
Total	100.0%	100.0%

[1] Included within plan assets at December 31, 2023 and 2022, are shares of the Company held by the trust with a fair value of Ps.34,851 and Ps.23,865, respectively.

The weighted average expected long-term rate of return of plan assets of 10.42% and 10.17% were used in determining net periodic pension cost in 2023 and 2022, respectively. The rate used reflected an estimate of long-term future returns for the plan assets. This estimate was primarily a function of the asset classes (equities versus fixed income) in which the plan assets were invested and the analysis of past performance of these asset classes over a long period of time.

This analysis included expected long-term inflation and the risk premiums associated with equity investments and fixed income investments.

The following table summarizes the Group's plan assets measured at fair value on a recurring basis as of December 31, 2023 and 2022:

		Balance as of December 31, 2023		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common Stocks [1]	Ps.	34,851	Ps.	34,851	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) [2]		23,703		23,703		—		—
Money market securities [3]		238,556		238,556		—		—
Other equity securities		163,698		163,698		—		—
Total investment assets		460,808		460,808		—		—
Cash management		13,671		—		—		—
Total investment assets and cash management	Ps.	474,479	Ps.	460,808	Ps.	—	Ps.	—

88

Grupo Televisa, S.A.B. and Subsidiaries

		Balance as of December 31, 2022		Quoted Prices in Active Markets for Identical Assets (Level 1)		Internal Models with Significant Observable Inputs (Level 2)		Internal Models with Significant Unobservable Inputs (Level 3)
Common Stocks [(1)]	Ps.	23,865	Ps.	23,865	Ps.	—	Ps.	—
Mutual funds (fixed rate instruments) [(2)]		21,685		21,685		—		—
Money market securities [(3)]		255,588		255,588		—		—
Other equity securities		145,327		145,327		—		—
Total investment assets		446,465		446,465		—		—
Cash management		59,300		—		—		—
Total investment assets and cash management	Ps.	505,765	Ps.	446,465	Ps.	—	Ps.	—

(1) Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. All common stock included in this line item relate to the Company's CPOs.

(2) Mutual funds consist of fixed rate instruments. These are valued at the net asset value provided by the administrator of the fund.

(3) Money market securities consist of government debt securities, which are valued based on observable prices from the new issue market, benchmark quotes, secondary trading and dealer quotes.

The Group did not make significant contributions to its plan assets in 2023 and 2022 and does not expect to make significant contributions to its plan assets in 2024.

The weighted average duration of the defined benefit plans as of December 31, 2023 and 2022, were as follows:

	2023	2022
Seniority Premiums	**9.0 years**	8.7 years
Pensions	**3.0 years**	3.8 years

17. Capital Stock and Long-term Retention Plan

Capital Stock

The Company has four classes of capital stock: Series "A" Shares, Series "B" Shares, Series "D" Shares and Series "L" Shares, with no par value. The Series "A" Shares and Series "B" Shares are common shares. The Series "D" Shares are limited-voting and preferred dividend shares, with a preference upon liquidation. The Series "L" Shares are limited-voting shares.

The Company's shares are publicly traded in Mexico, primarily in the form of Ordinary Participation Certificates ("CPOs"), each CPO representing 117 shares comprised of 25 Series "A" Shares, 22 Series "B" Shares, 35 Series "D" Shares and 35 Series "L" Shares; and in the United States in the form of Global Depositary Shares ("GDS"), each GDS representing five CPOs. Non-Mexican holders of CPOs do not have voting rights with respect to the Series "A", Series "B" and Series "D" Shares.

At December 31, 2023, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued [(1)]	Repurchased by the Company [(2)]	Held by a Company's Trust [(3)]	Outstanding
Series "A" Shares	119,301.6	(687.5)	(5,172.4)	113,441.7
Series "B" Shares	55,487.3	(605.0)	(4,536.9)	50,345.4
Series "D" Shares	84,525.2	(962.5)	(3,468.0)	80,094.7
Series "L" Shares	84,525.2	(962.5)	(3,468.0)	80,094.7
Total	343,839.3	(3,217.5)	(16,645.3)	323,976.5
Shares in the form of CPOs	282,555.0	(3,217.5)	(11,593.0)	267,744.5
Shares not in the form of CPOs	61,284.3	—	(5,052.3)	56,232.0
Total	343,839.3	(3,217.5)	(16,645.3)	323,976.5
CPOs	2,415.0	(27.5)	(99.1)	2,288.4

(1) As of December 31, 2023, the authorized and issued capital stock amounted to Ps.4,722,776 (nominal Ps.2,366,461).

(2) In connection with a share repurchase program that was approved by the Company's stockholders and is exercised at the discretion of management. During the year ended December 31, 2023, the Company repurchased 8,154.9 million shares, in the form of 69.7 million CPOs, in the amount of Ps.1,197,082, in connection with a share repurchase program that was approved by the Company's stockholders. In April 2023, the Company´s stockholders approved the cancellation in May 2023 of 8,294.7 million shares of the Company's capital stock in the form of 70.9 million CPOs, which were repurchased by the Company in 2022 and 2023.

(3) Primarily, in connection with the Company's LTRP described below.

89

Grupo Televisa, S.A.B. and Subsidiaries 90 A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2023 and 2022, is presented as follows (in millions): Series “A” Series “B” Series “D” Series “L” Shares CPOs Shares Shares Shares Shares Outstanding Outstanding As of January 1, 2022 114,085.0 51,463.5 81,873.7 81,873.7 329,295.9 2,339.2 Acquired (1) (717.4) (631.3) (1,004.3) (1,004.3) (3,357.3) (28.7) Forfeited (2) (155.5) (136.9) (217.8) (217.8) (728.0) (6.2) Acquired (2) (598.0) (526.3) (837.3) (837.3) (2,798.9) (23.9) Released (2) 2,136.1 1,480.7 2,355.6 2,355.6 8,328.0 67.3 As of December 31, 2022 114,750.2 51,649.7 82,169.9 82,169.9 330,739.7 2,347.7 Acquired (1) (1,742.5) (1,533.4) (2,439.5) (2,439.5) (8,154.9) (69.7) Forfeited (2) (139.4) (122.7) (195.2) (195.2) (652.5) (5.6) Acquired (2) (316.9) (278.9) (443.6) (443.6) (1,483.0) (12.7) Released (2) 890.3 630.7 1,003.1 1,003.1 3,527.2 28.7 As of December 31, 2023 113,441.7 50,345.4 80,094.7 80,094.7 323,976.5 2,288.4 (1) Repurchased or cancelled by the Company in connection with a share repurchase program. (2) Acquired, released, cancelled or forfeited by a Company’s trust in connection with the Company’s Long-Term Retention Plan described below. Under the Company’s bylaws, the Company’s Board of Directors consists of 20 members, of which the holders of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, each voting as a class, are entitled to elect eleven members, five members, two members and two members, respectively. Holders of Series “D” Shares are entitled to receive a preferred dividend equal to 5% of the nominal capital attributable to those Shares (nominal Ps.0.00034412306528 per share) before any dividends are payable in respect of Series “A” Shares, Series “B” Shares or Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares are entitled to receive the same dividends as holders of Series “D” Shares if stockholders declare dividends in addition to the preferred dividend that holders of Series “D” Shares are entitled to. If the Company is liquidated, Series “D” Shares are entitled to a liquidation preference equal to the nominal capital attributable to those Shares nominal Ps.0.00688246130560 per share before any distribution is made in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares. At December 31, 2023, the restated for inflation tax value of the Company’s common stock was Ps.64,361,742. In the event of any capital reduction in excess of the tax value of the Company’s common stock, such excess will be treated as dividends for income tax purposes (see Note 18). Long-Term Retention Plan The Company has adopted a LTRP for the conditional sale of the Company’s capital stock to key Group officers and employees under a special purpose trust. At the Company’s annual general ordinary stockholders’ meeting held on April 2, 2013, the Company’s stockholders approved that the number of CPOs that may be granted annually under the LTRP shall be up to 1.5% of the capital of the Company. As of December 31, 2023, approximately 28.0 million CPOs or CPO equivalents that were transferred to LTRP participants were sold in the open market during 2021, 2022 and 2023. Additional sales will continue to take place during or after 2024. The special purpose trust created to implement the LTRP as of December 31, 2023 had approximately 137.7 million CPOs or CPO equivalents. This figure is net of approximately 52.9 million, 38.5 million and 28.6 million CPOs or CPO equivalents vested in 2021, 2022 and 2023, respectively. Of the 137.7 million CPOs or CPO equivalents approximately 68.6% are in the form of CPOs and the remaining 31.4% are in the form of Series “A”, Series “B”, Series “D” and Series “L” Shares, not in the form of CPO units. As of December 31, 2023, approximately 69.1 million CPOs or CPO equivalents were held by a Company trust and will become vested between 2024 and 2026 at prices ranging from Ps.38.32 to Ps.1.60 per CPO, which may be reduced by dividends, a liquidity discount and the growth of the consolidated or relevant segment Operating Income Before Depreciation and Amortization, or OIBDA (including OIBDA affected by acquisitions) between the date of award and the vesting date, among others. Historically, the price at which the conditional sales of the awards were made to beneficiaries was based on the lowest of (i) the closing price of the CPO on March 31 of the year of the relevant award, and (ii) the average price of the CPO during the first three months of the year of the relevant award. Beginning with the grants awarded in respect of fiscal year 2020 under the LTRP, a portion of such awards is granted at the sale price described before, and the remaining part of the relevant awards at a sale price equal to the nominal value of the CPO, which was determined at Ps.1.60 per CPO. During the year ended December 31, 2023, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 1,483.0 million shares of the Company in the form of 12.7 million CPOs, which were acquired in the amount of Ps.172,976; and (ii) 652.5 million shares of the Company in the form of 5.6 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 3,353.5 million shares of the Company in the form of 28.7 million CPOs and 173.7 million Serie “A” Shares not in the form of CPOs.

Grupo Televisa, S.A.B. and Subsidiaries

Following the completion of the TelevisaUnivision Transaction, the Board of Directors of the Company approved: (i) to cancel certain sale contracts for 10.8 million CPOs, corresponding to unvested conditional to sales under the LTRP to certain officers and employees of the Company in 2019, 2020 and 2021; and (ii) to release 8.0 million CPOs under the corresponding grants to such individuals. The CPOs released under such grants were sold at Ps.1.60 per CPO. In connection with this approval, the Company cancelled 10.8 million CPOs under such contracts and recognized the release of 7.1 million CPOs in the first half of 2022.

In addition to the LTRP, the Company entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs, of which 23.9 million of CPOs and 0.8 million of CPOs were released as a share-based expense in the first quarter and second quarter of 2022, respectively.

During the year ended December 31, 2022, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 2,798.9 million shares of the Company in the form of 23.9 million CPOs, which were acquired in the amount of Ps.980,410; and (ii) 728.0 million shares of the Company in the form of 6.2 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 7,874.4 million shares of the Company in the form of 67.3 million CPOs, and 453.6 million Series "A" Shares not in the form of CPOs.

During the years ended December 31, 2023 and 2022, the Company made a funding for acquisition of shares in the aggregate amount of Ps.86,000 and Ps.648,242, respectively, to the trust held for the Company's LTRP.

The Group has determined its share-based compensation expense (see Note 2 (y)), by using the BSPM at the date on which the stock was conditionally sold to certain officers and employees of the Company under the Company's LTRP, based on the following arrangements and weighted-average assumptions:

	Long-Term Retention Plan				
Arrangements:					
Year of grant	2019	2020	2021	2022	2023
Number of CPOs or CPOs equivalent granted	72,558	39,200	38,800	27,500	11,600
Contractual life	2.67 years	3.00 years	3.00 years	3.00 years	3.00 years
Assumptions:					
Dividend yield	0.82%	1.38%	0.94%	0.92%	2.5%
Expected volatility [1]	30.47%	35.13%	43.74%	45.75%	45.51%
Risk-free interest rate	6.88%	5.74%	5.51%	9.17%	9.05%
Expected average life of awards	2.67 years	3.00 years	3.00 years	3.00 years	3.00 years

[1] Volatility was determined by reference to historically observed prices of the Company's CPOs.

A summary of the stock conditionally sold to employees under the LTRP as of December 31, 2023 and 2022, is presented below (in Mexican pesos and thousands of CPOs):

	2023		2022	
	CPOs or CPOs Equivalent	Weighted-Average Exercise Price	CPOs or CPOs Equivalent	Weighted-Average Exercise Price
Long-Term Retention Plan:				
Outstanding at beginning of year	**170,731**	**30.68**	176,858	31.22
Conditionally sold	**11,600**	**9.38**	27,500	10.00
Paid by employees	**(1,795)**	**1.60**	(15,047)	30.10
Forfeited	**(3,638)**	**70.14**	(18,580)	70.14
Outstanding at end of year	**176,898**	**23.72**	170,731	30.68
To be paid by employees at end of year	**107,822**	**33.05**	83,985	44.79

As of December 31, 2023 and 2022, the weighted-average remaining contractual life of the stock conditionally sold to employees under the LTRP is 1.18 years and 1.29, years respectively.

In addition to the LTRP, the Company entered into conditional sale contracts with members of its Board of Directors for 1.7 and 4.5 million CPOs in July 2022 and October 2023, respectively, with vesting periods of nine and six months, respectively, and with certain officers of the Group for 7.5 and 17.2 million CPOs in December 2021 and January 2022 respectively, with vesting periods of three years.

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Grupo Televisa, S.A.B. and Subsidiaries

18. Retained Earnings and Accumulated Other Comprehensive Income

(a) Retained Earnings:

	Legal Reserve	Unappropriated Earnings	Net Income for the Year	Retained Earnings
Balance at January 1, 2022	Ps. 2,139,007	Ps. 80,023,355	Ps. 6,055,826	Ps. 88,218,188
Appropriation of net income relating to 2021	–	6,055,826	(6,055,826)	–
Dividends	–	(1,053,392)	–	(1,053,392)
Sale of repurchased shares	–	(3,080,729)	–	(3,080,729)
Cancellation of sale of shares	–	246,658	–	246,658
Share-based compensation	–	2,009,304	–	2,009,304
Other	–	1,650	–	1,650
Net income attributable to stockholders of the Company	–	–	44,712,180	44,712,180
Balance at December 31, 2022	2,139,007	84,202,672	44,712,180	131,053,859
Appropriation of net income relating to 2022	–	44,712,180	(44,712,180)	–
Dividends	–	(1,027,354)	–	(1,027,354)
Sale of repurchased shares	–	(692,062)	–	(692,062)
Cancellation of sale of shares	–	79,196	–	79,196
Share-based compensation	–	748,500	–	748,500
Shares cancellation	–	(1,339,107)	–	(1,339,107)
Net loss attributable to stockholders of the Company	–	–	(8,422,730)	(8,422,730)
Balance at December 31, 2023	**Ps. 2,139,007**	**Ps. 126,684,025**	**Ps. (8,422,730)**	**Ps. 120,400,302**

In accordance with Mexican law, the legal reserve must be increased by 5% of annual net profits until it reaches 20% of the capital stock amount. As of December 31, 2023 and 2022, the Company's legal reserve amounted to Ps.2,139,007 for both years, respectively, and was classified into retained earnings in consolidated equity. As the legal reserve reached 20% of the capital stock amount, no additional increases were required in 2023, 2022 and 2021. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require the vote of the Company's stockholders.

In April 2021, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A," "B," "D" and "L" Shares, not in the form of a CPO unit, which was paid in cash in May 2021, in the aggregate amount of Ps.1,053,392.

In April 2022, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A," "B," "D" and "L" Shares, not in the form of a CPO unit, which was paid in cash in May 2022, in the aggregate amount of Ps.1,053,392.

In April 2023, the Company's stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A," "B," "D" and "L" Shares, not in the form of a CPO unit, which was paid in cash in May 2023, in the aggregate amount of Ps.1,027,354.

Dividends, either in cash or in other forms, paid by the Mexican companies in the Group will be subject to income tax if the dividends are paid from earnings that have not been subject to Mexican income tax computed on an individual company basis under the provisions of the Mexican Income Tax Law. In this case, dividends will be taxable by multiplying such dividends by a 1.4286 factor and applying to the resulting amount the income tax rate of 30%. This income tax will be paid by the company paying the dividends.

In addition, the entities that distribute dividends to its stockholders who are individuals or foreign residents must withhold 10% thereof for income tax purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the "taxed net earnings account" computed on an individual company basis generated through December 31, 2013.

As of December 31, 2023, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican income tax amounted to Ps.106,016,357.

(b) Accumulated Other Comprehensive Income or loss:

	Open-Ended Fund	Other Equity Instruments [1]	Warrants Excercised for Common Stock of UHI [2]	Exchange Differences on Translating Foreign Operations	Remeasurement of Post-Employment Benefit Obligations	Derivative Financial Instruments Cash Flow Hedges	Share of Income of Associates and Joint Ventures	Income Tax	Total
Accumulated at January 1, 2022	Ps. 1,505,142	Ps. 515,047	Ps. (23,602,220)	Ps. 934,473	Ps. (1,058,754)	Ps. 12,093	Ps. 109,266	Ps. 7,962,961	Ps. (13,621,992)
Changes in other comprehensive (loss) or income	(131,957)	(906,658)	–	(124,179)	150,343	395,807	4,245,546	(830,788)	2,798,114
Accumulated at December 31, 2022	1,373,185	(391,611)	(23,602,220)	810,294	(908,411)	407,900	4,354,812	7,132,173	(10,823,878)
Changes in other comprehensive (loss) or income	(741)	(698,903)	–	(711,843)	81,616	(287,536)	4,278,531	(1,704,039)	957,085
Accumulated at December 31, 2023	**Ps. 1,372,444**	**Ps. (1,090,514)**	**Ps. (23,602,220)**	**Ps. 98,451**	**Ps. (826,795)**	**Ps. 120,364**	**Ps. 8,633,343**	**Ps. 5,428,134**	**Ps. (9,866,793)**

(1) On January 31, 2022, the Group disposed of its investment in other equity instruments, in connection with the closing of the TelevisaUnivision Transaction.

(2) On December 29, 2020, the Group exercised its former investment in warrants issued by UHI, the predecessor company of TelevisaUnivision (formerly known as UH II), for common stock of UHI.

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19. Non-controlling Interests

Non-controlling interests as of December 31, 2023 and 2022, consisted of:

		2023		2022
Capital stock	Ps.	1,092,623	Ps.	1,099,009
Additional paid-in capital		2,970,693		2,970,693
Legal reserve		214,198		215,475
Retained earnings from prior years [(1)]		11,402,282		10,822,975
Net (loss) income for the year		(384,522)		571,644
Accumulated other comprehensive income (loss):				
Cumulative result from foreign currency translation		108,629		155,621
Remeasurement of post-employment benefit obligations on defined benefit plans		(11,839)		(13,462)
	Ps.	15,392,064	Ps.	15,821,955

[(1)] In the years ended December 31, 2023 and 2022, the Group did not pay dividends to its non-controlling interests.

Amounts of consolidated current assets, non-current assets, current liabilities and non-current liabilities of Empresas Cablevisión and Sky as of December 31, 2023 and 2022, are set forth as follows:

	Empresas Cablevisión				Sky			
		2023		2022		2023		2022
Assets:								
Current assets	Ps.	7,255,601	Ps.	7,461,520	Ps.	6,812,940	Ps.	6,019,166
Non-current assets		21,178,757		23,172,533		15,638,619		18,266,359
Total assets		28,434,358		30,634,053		22,451,559		24,285,525
Liabilities:								
Current liabilities		5,047,055		5,176,500		3,255,555		4,183,480
Non-current liabilities		3,461,020		4,076,876		4,460,916		5,367,448
Total liabilities		8,508,075		9,253,376		7,716,471		9,550,928
Net assets	Ps.	19,926,283	Ps.	21,380,677	Ps.	14,735,088	Ps.	14,734,597

Amounts of consolidated revenues, net income and comprehensive income of Empresas Cablevisión and Sky for the years ended December 31, 2023 and 2022, are set forth as follows:

	Empresas Cablevisión				Sky			
		2023		2022		2023		2022
Revenues	Ps.	15,125,879	Ps.	16,128,549	Ps.	17,585,229	Ps.	20,339,075
Net (loss) income		(882,775)		760,576		(61,224)		224,989
Comprehensive (loss) income		(878,777)		748,916		(175,719)		181,491

Amounts of consolidated summarized cash flows of Empresas Cablevisión and Sky for the years ended December 31, 2023 and 2022, are set forth as follows:

	Empresas Cablevisión				Sky			
		2023		2022		2023		2022
Cash flows from operating activities	Ps.	3,205,302	Ps.	4,319,496	Ps.	4,963,930	Ps.	5,227,892
Cash flows used in investing activities		(2,824,154)		(3,406,227)		(2,589,738)		(3,934,993)
Cash flows used in financing activities		(543,845)		(590,249)		(2,104,214)		(1,233,044)
Net (decrease) increase in cash and cash equivalents	Ps.	(162,697)	Ps.	323,020	Ps.	269,978	Ps.	59,855

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Grupo Televisa, S.A.B. and Subsidiaries

20. Related Parties

The principal transactions carried out by the Group with related parties, including affiliated companies, equity investees, stockholders and entities in which stockholders have an equity interest, for the years ended December 31, 2023, 2022 and 2021, were as follows:

		2023		2022		2021
Revenues, other income and interest income:						
Royalties (TelevisaUnivision) [a]	Ps.	—	Ps.	660,842	Ps.	8,548,036
Programming production and transmission rights [b]		1,516,369		1,453,875		738,650
Telecom services [c]		466,957		205,591		57,759
Administrative services [d]		78,367		115,190		7,371
Advertising [e]		1,902,307		1,854,152		10,417
Interest income [f]		685,098		618,921		49,736
Lease [i]		412,329		408,893		—
	Ps.	5,061,427	Ps.	5,317,464	Ps.	9,411,969
Costs and expenses:						
Donations	Ps.	30,000	Ps.	26,229	Ps.	26,606
Advertising		266,834		297,497		—
Administrative services [d]		68,149		127,762		19,410
Technical services [g]		299,192		391,896		295,915
Programming production, transmission rights and telecom [h]		5,176,944		4,499,464		787,487
	Ps.	5,841,119	Ps.	5,342,848	Ps.	1,129,418

[a] Through January 31, 2022, the Group received royalties from Univision for programming provided pursuant to an amended PLA, pursuant to which Univision had the right to broadcast certain Group's content in the United States. The amended PLA was terminated by the parties on January 31, 2022, in conjunction with the TelevisaUnivision Transaction. The amended PLA and the TelevisaUnivision Transaction included a provision for certain yearly minimum guaranteed advertising, with a value of U.S.$10.6 million (Ps.180,331), U.S.$10.8 million (Ps.211,829) and U.S.$35.1 million (Ps.712,417), for the fiscal years, 2023, 2022 and 2021, respectively, to provide by Univision, at no cost, for the promotion of certain businesses of the Group's Other Businesses segment. This advertising did not have commercial substance for the Group, as it was related to activities that were considered ancillary to Group's normal operations in the United States (see Notes 3, 9 and 10).

[b] Services rendered to Univision in 2023, 2022 and 2021. In 2023 and 2022 included transmission costs of concession rights owned by the Group.

[c] Services rendered to a subsidiary of AT&T, Inc. ("AT&T") in 2023, 2022 and 2021, and Univision in 2021.

[d] The Group receives revenue from and is charged by affiliates for various services, such as: property and equipment rental, security and other services, at rates which are negotiated. The Group provides management services to affiliates, which reimburse the Group for the incurred payroll and related expenses. In 2023 and 2022 includes a provision of administrative services to Tritón and certain companies of TelevisaUnivision.

[e] Advertising services rendered to Univision in 2021. In 2023 and 2022 the Cable and Sky segments received advertising revenue from TelevisaUnivision.

[f] In 2023 and 2022, included interest income from Televisa, S. de R.L. de C.V. in connection with a long-term credit agreement with the Company, as described below, and in 2023, 2022 and 2021, interest income from GTAC.

[g] In 2023, 2022 and 2021, Sky received services from a subsidiary of AT&T, Inc. for play-out, uplink and downlink of signals.

[h] Paid mainly to Univision and GTAC in 2022 and 2021. The Group paid royalties to Univision for programming provided pursuant to a Mexico License Agreement, under which the Group had the right to broadcast certain Univision content in Mexico for the same term as that of the PLA. The Group paid these royalties through January 31, 2022, as a result of the TelevisaUnivision Transaction, which was closed on that date (see Notes 3, 9 and 10). It also includes payments by telecom services to GTAC in 2023, 2022 and 2021. Includes payments for transmission rights to AT&T in 2023, 2022 and 2021. Includes the cost of programming of TelevisaUnivision for the Cable and Sky segments in 2023 and 2022.

[i] Includes operating lease agreements with certain companies of TelevisaUnivision and Tritón.

Other transactions with related parties carried out by the Group in the normal course of business include the following:

(1) A consulting firm controlled by a relative of one of the Company's directors, has provided consulting services and research in connection with the effects of the Group's programming on its viewing audience. Total fees for such services during 2021 amounted to Ps.19,983.

(2) Two Mexican banks have made loans to the Group. Some members of the Company's Board serve or have served as Board members of these banks.

(3) Several other current members of the Company's Board serve as members of the Boards and/or are stockholders of other companies, some of which purchased advertising services from the Group in connection with the promotion of their respective products and services.

(4) During 2023, 2022 and 2021, a professional services firm in which the current Secretary of the Company´s Board maintains an interest, provided legal advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.31,168, Ps.16,861 and Ps.57,925, respectively.

(5) During 2023, 2022 and 2021, a professional services firm in which two current directors of the Company maintain an interest provided finance advisory services to the Group in connection with various corporate matters. Total fees for such services amounted to Ps.17,068, Ps.18,021 and Ps.20,006, respectively.

(6) In 2023, 2022 and 2021, the Group entered into contracts leasing office space directly or indirectly from certain of our directors and officers for an aggregate annual amount of Ps.32,263, Ps.25,320 and Ps.34,478, respectively.

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Grupo Televisa, S.A.B. and Subsidiaries

During 2023, 2022 and 2021, the Group paid to its directors, alternate directors and officers an aggregate compensation of Ps.692,869, Ps.963,254 and Ps.1,115,354, respectively, for services in all capacities. This compensation included certain amounts related to the use of assets and services of the Group, as well as travel expenses reimbursed to directors and officers. Projected benefit obligations related to the Group's directors, alternate directors and officers amounted to Ps.206,851, Ps.178,340 and Ps.212,310 as of December 31, 2023, 2022 and 2021, respectively. Cumulative contributions made by the Group to the pension and seniority premium plans on behalf of these directors and officers amounted to Ps.75,479, Ps.64,042 and Ps.76,241 as of December 31, 2023, 2022 and 2021, respectively. In addition, the Group has made conditional sales of the Company's CPOs to its directors and officers under the LTRP.

In 2021, the Group established a deferred compensation plan for certain key officers of its Cable segment, which would be payable if certain revenue and income targets (as defined by the five-year plan) were met. The present value of this long-term employee benefit obligation as of December 31, 2022, amounted to Ps.337,450 and was presented in other long-term liabilities in the Group's consolidated statement of financial position as of those dates, and the related service net cost for the years ended December 31, 2022 and 2021, amounted to Ps.129,810 and Ps.207,640, respectively, and was classified in other expense, net, in the Group's consolidated statements of income for the years ended on those dates. In the fourth quarter of 2023, the Group's management decided to substitute this deferred compensation plan for a compensation to key officers to be paid if specific objectives are met on an annual basis, as a part of a continuing cost reduction plan, and recognized a cancellation of the deferred compensation plan liability as other income for the year ended December 31, 2023 (see Note 22).

The balances of receivables and payables between the Group and related parties as of December 31, 2023 and 2022, were as follows:

		2023		2022
Current receivables:				
Televisa, S. de R.L. de C.V. ("Televisa") [(1) (2)]	Ps.	1,044,105	Ps.	22,650
Televisa Producciones, S.A. de C.V. [(1)]		182,218		15,535
TelevisaUnivision		125,903		136,944
Tritón Comunicaciones, S.A. de C.V.		20,136		11,140
ECO Producciones, S.A. de C.V. [(1)]		11,188		10,792
Cadena de las Américas, S.A. de C.V. [(1)]		8,273		40,186
Other		58,415		73,977
	Ps.	1,450,238	Ps.	311,224
Non-current receivables:				
Televisa [(1) (3)]	Ps.	4,630,459	Ps.	6,365,038
Current payables:				
Televisa, S. de R.L. de C.V. [(1)]	Ps.	497,452	Ps.	—
AT&T/ DirectTV		29,384		40,183
TelevisaUnivision [(2)]		14,024		—
Desarrollo Vista Hermosa, S.A. de C.V. [(1)]		7,631		15,189
Other		30,532		32,952
	Ps.	579,023	Ps.	88,324

(1) An indirect subsidiary of TelevisaUnivision.

(2) Receivables from Televisa were related primarily to transmission rights as of December 31, 2023. Payables to Televisa were related primarily to programming services for our Cable and Sky segments.

(3) In January 2022, Televisa, S. de R.L. de C.V. entered into a long-term credit agreement with the Company in the principal amount of Ps.5,738,832, with a fixed annual interest rate of 10.2%. Under the terms of this agreement, principal and interest are payable at maturity on April 30, 2026, and prepayments of principal can be made by debtor at any time without any penalty. As of December 31, 2023 and 2022, amounts receivable from Televisa, S. de R. L. de C.V., in connection with this long-term credit amounted to Ps.4,630,459 and Ps.6,365,038, respectively.

In connection with the TelevisaUnivision Transaction closed on January 31, 2022, the Group recognized as deferred revenue a prepayment made by TelevisaUnivision in the aggregate amount of U.S.$276.2 million (Ps.5,729,377), for the use of concession rights owned by the Group over a period ending in January 2042. The current and non-current portions of this deferred revenue amounted to Ps.287,667 and Ps.4,890,347, respectively, as of December 31, 2023, and Ps.287,667 and Ps.5,178,014, respectively, as of December 31, 2022 (see Notes 2 and 3).

All significant current account balances included in amounts due from related parties bear interest. In 2023 and 2022, the Group charged average interest rates of 12.6% and 10.6%, respectively. Advances and receivables are short-term in nature; however, these current accounts do not have specific due dates.

In 2012, a subsidiary of the Company entered into an amended lease contract with GTAC for the right to use certain capacity in a telecommunication network. This amended lease agreement contemplates annual payments to GTAC in the amount of Ps.41,400 through 2029, with an annual interest rate of the lower of TIIE plus 122 basis points or 6% (see Notes 10, 11 and 14).

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21. Cost of Revenues, Selling Expenses and Administrative Expenses

Cost of revenues include cost of acquired transmission rights at the moment of broadcasting, benefits to employees and post-employment benefits, network maintenance and interconnections, satellite links, paper and printing, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangible assets.

Selling expenses and administrative expenses include primarily benefits to employees, sale commissions, post-employment benefits, share-based compensation to employees, depreciation of property, plant and equipment, leases of real estate property, and amortization of intangibles.

The amounts of depreciation, amortization and other amortization included in cost of revenues, selling expenses and administrative expenses for the years ended December 31, 2023, 2022 and 2021, were as follows:

		2023		2022		2021
Cost of revenues	Ps.	18,275,424	Ps.	17,918,347	Ps.	17,126,606
Selling expenses		237,581		357,681		273,479
Administrative expenses		3,378,212		3,194,636		2,982,361
Discontinued operations		–		121,874		1,365,067
	Ps.	21,891,217	Ps.	21,592,538	Ps.	21,747,513

The amounts of expenses related to IFRS 16 included in cost of revenues, selling expenses and administrative expenses for the year ended December 31, 2023 and 2022, were as follows:

		2023		2022
Expenses relating to variable lease payment not included in the measurement of the lease liability	Ps.	746,404	Ps.	639,261
Expenses relating to short-term leases and leases of low-value assets		245,752		194,016
Total	Ps.	992,156	Ps.	833,277

Expenses related to short-term employee benefits, share-based compensation and post-employment benefits and incurred by the Group for the years ended December 31, 2023, 2022 and 2021, were as follows:

		2023		2022		2021
Short-term employee benefits	Ps.	15,561,034	Ps.	15,064,471	Ps.	12,807,423
Other short-term employee benefits		795,740		1,130,535		1,711,945
Share-based compensation		748,500		968,628		903,764
Post-employment benefits		87,657		151,389		140,857
Discontinued operations		–		251,350		6,531,559
	Ps.	17,192,931	Ps.	17,566,373	Ps.	22,095,548

22. Other Income or Expense, Net

Other (expense) income for the years ended December 31, 2023, 2022 and 2021, is analyzed as follows:

		2023		2022		2021
Dismissal severance expense [1]	Ps.	(1,034,797)	Ps.	(126,695)	Ps.	(194,187)
Expense related to Hurricane "Otis" [2]		(329,721)		–		–
Legal and financial advisory and professional services [3]		(265,310)		(218,731)		(191,609)
Impairment adjustments [4]		(69,467)		–		(97,293)
Donations (see Note 20)		(30,000)		(27,233)		(2,000)
Gain on disposition of property and equipment		54,362		76,579		38,665
Cancellation of a deferred compensation plan liability [5]		337,450		(129,810)		(207,640)
Interest income for recovery of Asset Tax from prior years		315,778		–		–
Surcharges for payments of taxes of prior years [6]		–		–		(400,641)
Gain on disposition of OCEN [7]		–		35,950		4,547,029
Lawsuit settlement agreement, net [8]		–		(425,762)		–
Other, net		154,886		137		223,913
	Ps.	(866,819)	Ps.	(815,565)	Ps.	3,716,237

(1) Included severance expense in connection with dismissals of personnel, primarily in the Group´s Cable segment for the year ended December 31, 2023, as a part of a continued cost reduction plan.

(2) In 2023, includes non-recurring expense related to damage caused by Hurricane "Otis".

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(3) Includes primarily advisory and professional services in conection with certain litigation, financial advisory, and other matters (see notes 3 and 20).

(4) In 2023 and 2021, included impairment adjustments in connection with long-lived assets in the Group's Other Business and Cable segments (see Note 13).

(5) In 2022 and 2021, included the service cost of a long-term deferred compensation plan for certain officers of the Group's Cable segment, which payment became payable when certain financial targets (as defined in the plan) were met. In the fourth quarter of 2023, the Group recognized as other income a cancellation of the related deferred compensation plan liability (see Note 20).

(6) In 2021, included surcharges for taxes paid by three subsidiaries of the Company in connection with tax assessments of prior years.

(7) In 2022, included a gain derived from a purchase price adjustment paid to the Company on disposal of OCEN. In 2021, included a gain on disposition of the former Group's 40% equity stake in OCEN (see Note 3).

(8) In the fourth quarter 2022, the Company announced a settlement agreement for a class action lawsuit and recognized an expense of U.S.$21.5 million (Ps.425,762) resulting from a related provision for the amount to be paid by the Company, net of an expected insurance reimbursement (see Note 27).

23. Finance Expense, Net

Finance (expense) income, net, for the years ended December 31, 2023, 2022 and 2021, included:

		2023		2022		2021
Interest expense [1]	Ps.	**(7,654,334)**	Ps.	(9,455,578)	Ps.	(9,105,998)
Other finance expense, net [2]		**(134,847)**		(110,739)		(1,183,180)
Foreign exchange loss, net [4]		**(216,056)**		(1,790,956)		(2,188,861)
Finance expense		**(8,005,237)**		(11,357,273)		(12,478,039)
Interest income [3]		**3,307,454**		2,151,109		560,026
Finance income		**3,307,454**		2,151,109		560,026
Finance expense, net	Ps.	**(4,697,783)**	Ps.	(9,206,164)	Ps.	(11,918,013)

(1) Interest expense for the years ended December 31, 2023, 2022 and 2021 included: (i) interest related to lease liabilities that were recognized beginning on January 1, 2019, in accordance with the guidelines of IFRS 16 *Leases*, in the aggregate amount of Ps.448,600, Ps.450,454 and Ps.431,419, respectively; (ii) interest related to satellite transponder lease agreement and other lease agreement that were recognized in the aggregate amount of Ps.202,864, Ps.257,938 and Ps.275,371, respectively; (iii) interest related to dismantling obligations incurred primarily in connection with the Group's Cable segment networks, in the aggregate amount of Ps.61,762, Ps.123,209 and Ps.48,624, respectively; and (iv) amortization of finance costs in the aggregate amount of Ps.74,556, Ps.292,189 and Ps.179,212, respectively; and finance (income) or expense related to repurchase and prepayment of long-term debt in the aggregate amount of Ps.(423,204) and Ps.490,430, for the years ended December 31, 2023 and 2022, respectively (see Notes 2 and 14).

(2) Other finance income or expense, net, included fair value gain or loss from derivative financial instruments (see Note 15).

(3) This line item included primarily interest income from cash equivalents.

(4) Foreign exchange gain or loss, net, for the years ended December 31, 2023, 2022 and 2021 included a foreign exchange gain or loss that resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group's U.S. dollar-denominated monetary asset or liability position, excluding designated hedging long-term debt of the Group's investments in TelevisaUnivision and Open-Ended Fund (see Notes 2(e), 4 and 14). The exchange rate of the Mexican peso against the U.S. dollar was of Ps.16.9325, Ps.19.4760 and Ps.20.5031, as of December 31, 2023, 2022 and 2021, respectively.

24. Income Taxes

The income tax (expense) benefit for the years ended December 31, 2023, 2022 and 2021, was comprised of:

		2023		2022		2021
Income taxes, current [1]	Ps.	**(1,981,365)**	Ps.	(2,384,491)	Ps.	(1,356,052)
Income taxes, deferred		**(696,880)**		3,611,953		(317,002)
	Ps.	**(2,678,245)**	Ps.	1,227,462	Ps.	(1,673,054)

(1) The current income tax of Mexican companies payable in Mexico represented 96%, 90% and 96% of total current income taxes in 2023, 2022 and 2021, respectively.

The Mexican corporate income tax rate was 30% in 2023, 2022 and 2021.

2014 Tax Reform

As a result of a 2014 Mexican Tax Reform (the "2014 Tax Reform"), which included the elimination of the tax consolidation regime allowed for Mexican controlling companies, beginning on January 1, 2014, the Company is no longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes and: (i) accounted for an additional income tax liability for the elimination of the tax consolidation regime in the aggregate amount of Ps.6,813,595 as of December 31, 2013; (ii) recognized a benefit from tax loss carryforwards of Mexican companies in the Group in the aggregate amount of Ps.7,936,044 as of December 31, 2013; and (iii) adjusted the carrying amount of deferred income taxes from temporary differences by recognizing such effects on a separate company basis by using the enacted corporate income tax rate as of December 31, 2013.

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The income tax payable as of December 31 2022, in connection with the 2014 Tax Reform, was as follows:

		2022
Tax losses of subsidiaries, net	Ps.	183,256
Less: Current portion [a]		183,256
Non-current portion [b]	Ps.	—

[a] Accounted for as current income taxes payable in the consolidated statement of financial position as of December 31, 2022.

[b] Accounted for as non-current income taxes payable in the consolidated statement of financial position as of December 31, 2022.

The following items represent the principal differences between income taxes computed at the statutory rate and the Group's provision for income taxes.

	% 2023	% 2022	% 2021
Statutory income tax rate	(30)	(30)	30
Differences between accounting and tax bases, including tax inflation gain that is not recognized for accounting purposes	15	15	20
Taxes from prior years	33	2	—
Tax loss carryforwards	3	(6)	4
2014 Tax Reform	—	1	—
Foreign operations	10	7	(1)
Disposition of investments	—	—	(3)
Share of loss in associates and joint ventures, net	20	13	6
Reversal of impairment loss in investment in shares of TelevisaUnivision	—	(2)	(8)
Discontinued operations	—	(10)	—
Recovery of asset tax from prior years	(7)	—	—
Effective income tax rate	44	(10)	48

The Group has recognized the benefits from tax loss carryforwards of Mexican companies in the Group as of December 31, 2023 and 2022. The years of expiration of tax loss carryforwards as of December 31, 2023, are as follows:

Year of Expiration		Tax Loss Carryforwards for Which Deferred Taxes Were Recognized
2024	Ps.	148,035
2025		3,436,175
2026		331,580
2027		525,216
2028		1,929,730
Thereafter		10,829,813
	Ps.	17,200,549

As of December 31, 2023, tax loss carryforwards of Mexican companies in the Group for which deferred tax assets were not recognized amounted to Ps.6,258,224 and will expire between 2024 and 2033.

During 2023, 2022 and 2021, certain Mexican subsidiaries utilized operating tax loss carryforwards in the amounts of Ps.1,656,195, Ps.11,944,218 and Ps.2,618,821, respectively.

In addition, the Group has capital tax loss carryforwards derived from the disposal in 2014 of its former investment in GSF Telecom Holdings, S.A.P.I. de C.V. ("GSF") in the amount of Ps.15,593,785. As of December 31, 2023, tax loss carryforwards derived from this disposal for which deferred tax assets were recognized amounted to Ps.15,593,785 and will expire in 2025.

As of December 31, 2023, tax loss carryforwards of subsidiaries in South America, the United States and Europe amounted to Ps.1,846,848, of which Ps.1,311,207 have no expiration date, and the remaining will expire between 2024 and 2037.

98

Grupo Televisa, S.A.B. and Subsidiaries 99 The deferred income taxes as of December 31, 2023 and 2022, were principally derived from the following temporary differences and tax loss carryforwards: 2023 2022 Assets: Accrued liabilities Ps. 3,115,699 Ps. 4,312,485 Allowance for expected credit losses 606,257 607,773 Customer advances 1,583,352 2,335,751 Property, plant and equipment, net 4,643,270 3,923,889 Financial expenses pending tax deduction 1,112,726 1,040,210 Tax loss carryforwards: Operating 4,014,487 4,552,116 Capital (1) 5,823,813 5,564,452 Liabilities: Investments (722,530) (700,285) Prepaid expenses and other items (476,430) (1,589,317) Derivative financial instruments (44,618) (130,879) Intangible assets and transmission rights (2,842,087) (2,642,515) Deferred income tax assets of Mexican companies 16,813,939 17,273,680 Deferred income tax assets of certain foreign subsidiaries 335,651 246,813 Deferred income tax assets, net Ps. 17,149,590 Ps. 17,520,493 (1) Includes the benefit from tax loss carryforwards derived from the disposal in 2014 of the Group’s investment in GSF, in the amount of Ps.4,678,136 and Ps.4,469,799, as of December 31, 2023 and 2022, respectively. The deferred tax assets are from tax jurisdictions in which the Group considers that based on financial projections of its cash flows, results of operations, and synergies among companies in the Group, will generate taxable income in subsequent periods. The gross roll-forward of deferred income tax assets, net, is as follows: 2023 2022 At January 1 Ps. 17,520,493 Ps. 30,962,539 Statement of income (charge) credit (696,880) 3,611,953 Other comprehensive income (“OCI”) credit 270,973 145,406 Retained earnings credit 55,004 — Discontinued operations — (9,410,332) Disposed operations — (7,789,073) At December 31 Ps. 17,149,590 Ps. 17,520,493

Grupo Televisa, S.A.B. and Subsidiaries

The roll-forward of deferred income tax assets and liabilities for the year 2023, was as follows:

	At January 1, 2023	Credit (Charge) to Consolidated Statement of Income (Continuing Operations)	Credit (Charge) to OCI and Retained Earnings	At December 31, 2023
Assets:				
Accrued liabilities	Ps. 4,312,485	Ps. (1,196,786)	Ps. –	Ps. **3,115,699**
Allowance for expected credit losses	607,773	(1,516)	–	**606,257**
Customer advances	2,335,751	(752,399)	–	**1,583,352**
Property, plant and equipment, net	3,923,889	719,381	–	**4,643,270**
Financial expenses pending tax deduction	1,040,210	72,516	–	**1,112,726**
Tax loss carryforwards	10,116,568	(278,268)	–	**9,838,300**
Deferred income tax assets of foreign subsidiaries	246,813	88,838	–	**335,651**
Liabilities:				
Investments	(700,285)	(287,142)	264,897	**(722,530)**
Prepaid expenses and other items	(1,589,317)	1,138,068	(25,181)	**(476,430)**
Derivative financial instruments	(130,879)	–	86,261	**(44,618)**
Intangible assets and transmission rights	(2,642,515)	(199,572)	–	**(2,842,087)**
Deferred income tax assets, net	Ps. 17,520,493	Ps. (696,880)	Ps. 325,977	Ps. **17,149,590**

The roll-forward of deferred income tax assets and liabilities for the year 2022, was as follows:

	At January 1, 2022	Credit (Charge) to Consolidated Statement of Income (Continuing Operations)	(Charge) to Consolidated Statement of Income (Discontinued Operations)	Credit (Charge) to OCI and Retained Earnings	Disposed Operations (see Note 3)	At December 31, 2022
Assets:						
Accrued liabilities	Ps. 7,123,452	Ps. (2,810,967)	Ps. –	Ps. –	Ps. –	Ps. 4,312,485
Allowance for expected credit losses	946,559	(338,786)	–	–	–	607,773
Customer advances	1,854,424	1,283,170	(801,843)	–	–	2,335,751
Derivative financial instruments	615	(615)	–	–	–	–
Property, plant and equipment, net	3,704,746	219,143	–	–	–	3,923,889
Prepaid expenses and other items	2,572,342	1,094,494	(1,569,159)	(47,436)	(2,050,241)	–
Financial expenses pending tax deduction	1,941,726	(901,516)	–	–	–	1,040,210
Tax loss carryforwards	11,401,851	1,349,105	(2,634,388)	–	–	10,116,568
Deferred income tax assets of foreign subsidiaries	218,983	27,830	–	–	–	246,813
Tax Credit	5,738,832	–	–	–	(5,738,832)	–
Liabilities:						
Investments	(1,733,507)	969,922	(248,284)	311,584	–	(700,285)
Prepaid expenses and other items	–	(1,589,317)	–	–	–	(1,589,317)
Derivative financial instruments	–	(12,137)	–	(118,742)	–	(130,879)
Intangible assets and transmission rights	(2,807,484)	4,321,627	(4,156,658)	–	–	(2,642,515)
Deferred income tax assets, net	Ps. 30,962,539	Ps. 3,611,953	Ps. (9,410,332)	Ps. 145,406	Ps. (7,789,073)	Ps. 17,520,493

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The tax (charge) credit relating to components of other comprehensive income (loss), is as follows:

	2023					
		Before Tax		Tax (Charge) Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	83,935	Ps.	(25,181)	Ps.	58,754
Exchange differences on translating foreign operations		(758,835)		(1,975,708)		(2,734,543)
Derivative financial instruments cash flow hedges		(287,536)		86,261		(201,275)
Open-Ended Fund		(741)		222		(519)
Other equity instruments		(698,903)		209,671		(489,232)
Share of income of associates and joint ventures		4,278,531		—		4,278,531
Other comprehensive income	Ps.	2,616,451	Ps.	(1,704,735)	Ps.	911,716
Current tax			Ps.	(1,975,708)		
Deferred tax				270,973		
			Ps.	(1,704,735)		

	2022					
		Before Tax		Tax (Charge) Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	158,119	Ps.	(47,436)	Ps.	110,683
Exchange differences on translating foreign operations		(143,156)		(978,527)		(1,121,683)
Derivative financial instruments cash flow hedges		395,807		(118,742)		277,065
Open-Ended Fund		(131,957)		39,587		(92,370)
Other equity instruments		(906,658)		271,997		(634,661)
Share of income of associates and joint ventures		4,245,546		—		4,245,546
Other comprehensive income	Ps.	3,617,701	Ps.	(833,121)	Ps.	2,784,580
Current tax			Ps.	(978,527)		
Deferred tax				145,406		
			Ps.	(833,121)		

	2021					
		Before Tax		Tax (Charge) Credit		After Tax
Remeasurement of post-employment benefit obligations	Ps.	279,825	Ps.	(83,947)	Ps.	195,878
Exchange differences on translating foreign operations		92,555		151,555		244,110
Derivative financial instruments cash flow hedges		1,927,601		(578,280)		1,349,321
Open-Ended Fund		(19,718)		5,915		(13,803)
Other equity instruments		(123,359)		37,008		(86,351)
Share of income of associates and joint ventures		245,714		—		245,714
Other comprehensive income	Ps.	2,402,618	Ps.	(467,749)	Ps.	1,934,869
Current tax			Ps.	151,555		
Deferred tax				(619,304)		
			Ps.	(467,749)		

The Group does not recognize deferred income tax liabilities related to its investments in certain associates and joint ventures, as either (i) the Group is able to control the timing of the reversal of temporary differences arising from these investments, and it is probable that these temporary differences will not reverse in the foreseeable future or (ii) no temporary difference arises due to the application of Mexican income tax law. As of December 31, 2023 and 2022, the unrecognized deferred tax liabilities in connection with the Group's investment in PDS amounted to an aggregate of Ps.46,647 and Ps.43,628, respectively.

In December 2021, the Mexican Federal Congress approved minimum amendments to the Income Tax Law, Value Added Tax Law, Special Tax on Production and Services Law, and Federal Tax Code as part of the Economic Plan for 2022. These amendments do not propose the addition of new taxes or increases to the existing ones. With respect to the Income Tax Law, a new simplified regime applicable to individuals and corporations was added. This new regime applies under certain conditions and is based on cash flow received and paid. With respect to the Value Added Tax Law, a few modifications were included such as the concept of non-subject activities. Most of the reforms were made to the Federal Tax Code, the most relevant of which are: (i) several cases where the Certificate of Digital Signature can be canceled or restricted to the taxpayer were included, this certificate is used to issue invoices; (ii) the definition of resident was modified; (iii) new requirements were added or modified regarding the procedure to perform a split or a merger to ensure that any splits or mergers are done for a business reason; and (iv) new information has to be added in invoices and the time for canceling them was limited for certain period.

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The Economic Plan for 2023 and for 2024 did not include any changes to the Mexican Income Tax Law, the Mexican Value Added Tax Law or the Mexican Federal Tax Code. In the Federal Income Law for 2023 and for 2024 approved by the Mexican Congress, the withholding income tax rate applicable to the payments of interest made by Mexican financial entities was increased from 0.08% to 0.15% for 2023 and from 0.15% to 0.50% for 2024.

Developments in International Taxation

In 2021, the OECD (i) announced the Inclusive Framework on Base Erosion and Profit Shifting which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy; and (ii) released Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large corporations at a minimum rate of 15%. The OECD continues to release additional guidance on the two-pillar framework with widespread implementation anticipated by 2024.

The Mexican government has not issued yet a legislation introducing a 15% global minimum corporate income tax rate to be in line with the OECD Pillar Two Model. Accordingly, it is not possible to accurately quantify the impact for the Group of this OECD taxation framework at this stage. However, it is not expected that this taxation framework will have a material impact on the Group tax expense as the jurisdictions in which the Group operates are either not material for the purposes of this taxation framework or pay effective rates of tax over 15%. The Group has applied the mandatory exception to the requirements in IAS 12 *Income Taxes* that an entity does not recognize and does not disclose information about deferred tax assets and liabilities related to the OECD Pillar Two Model income taxes (see Note 2(z)).

2021 and 2022 Labor Reforms

In April 2021, the Mexican Congress approved modifications to various laws in connection with outsourcing structures, including the Income Tax law, VAT Law, and the Labor Law (the "2021 Labor Reform"). Outsourcing is defined as a Mexican entity contracting with a related or unrelated legal entity/individual for services and the employees of the service provider are at the disposition and benefit of the service recipient. The most significant modifications to outsourcing included in the 2021 Labor Reform are the following:

- The 2021 Labor Reform, generally, prohibits outsourcing activities. An exception was created to allow for the rendering of specialized services or the execution of special projects that are not within the business purpose stated in the formation documents or are no part of the primary economic activity of the service recipient ("Specialized Services") so long as the service provided is duly registered. Entities that provide Specialized Services must comply with a registration procedure with the Mexican Ministry of Labor. The registry is public.
- The employee profit sharing obligation is capped at an amount per employee. The maximum profit sharing payable per employee is the higher of a three-months' salary and the average profit sharing received over the last three years.
- Significant penalties apply to entities that do not comply with the outsourcing limitations, including potential characterization as tax fraud. Payments for outsourcing is not deductible for income tax purposes unless they qualify as Specialized Services and comply with all relevant formalities. Payments that are not deductible for the Income Tax law are also not creditable for purposes of the VAT Law. The tax law changes became effective on September 1, 2021.

During 2021, the Group's management analyzed the effects of these changes on its Mexican operations, made the changes prescribed by the 2021 Labor Reform, including the transfer of employees among companies in the Group, and established controls to comply with the modifications to the various laws.

In December 2022, the final phase to amend Articles 76 and 78 of the Federal Labor Law was approved, under which employees will be entitled to more mandatory and paid vacation days. The amendment became effective on January 1, 2023. The amendment established that workers who have completed one year of service will enjoy an annual and continuous paid vacation period of at least twelve working days, and that it will increase by two working days, up to twenty, for each additional year of service. As of the sixth year, the vacation period will increase by two days for every five additional years of service.

25. Earnings or Loss per CPO/Share

Basic (Loss) Earnings per CPO/Share

For the years ended December 31, 2023 and 2022, the weighted average for basic (loss) earnings per CPO/Share of outstanding total shares, CPOs and Series "A," Series "B," Series "D," and Series "L" Shares (not in the form of CPO units), was as follows (in thousands):

	2023	2022
Total Shares	**327,174,298**	331,143,326
CPOs	**2,316,161**	2,353,417
Shares not in the form of CPO units:		
Series "A" Shares	**56,182,809**	55,792,921
Series "B" Shares	**187**	187
Series "D" Shares	**239**	239
Series "L" Shares	**239**	239

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Basic (loss) earnings per CPO and per each Series "A," Series "B," Series "D," and Series "L" Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2023, 2022 and 2021, are presented as follows:

	2023		2022		2021	
	Per CPO	Per Share (*)	Per CPO	Per Share (*)	Per CPO	Per Share (*)
Continuing operations	Ps. (3.01)	Ps. (0.03)	Ps. (4.06)	Ps. (0.03)	Ps. (0.16)	Ps. 0.00
Discontinued operations	0.00	0.00	19.86	0.17	2.33	0.02
Basic (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps. (3.01)	Ps. (0.03)	Ps. 15.80	Ps. 0.14	Ps. 2.17	Ps. 0.02

(*) Series "A," "B," "D," and "L" Shares not in the form of CPO units.

Diluted (Loss) Earnings per CPO/Share

Diluted (loss) earnings per CPO and per Share attributable to stockholders of the Company are calculated in connection with CPOs and shares in the LTRP unless anti-dilutive.

For the years ended December 31, 2023 and 2022, the weighted average for diluted (loss) earnings per CPO/Share of outstanding total shares, CPOs and Series "A," Series "B," Series "D," and Series "L" Shares (not in the form of CPO units), was as follows (in thousands):

	2023	2022
Total Shares	343,520,658	351,466,191
CPOs	2,412,277	2,480,187
Shares not in the form of CPO units:		
Series "A" Shares	58,926,613	58,926,613
Series "B" Shares	2,357,208	2,357,208
Series "D" Shares	239	239
Series "L" Shares	239	239

Diluted (loss) earnings per CPO and per each Series "A," Series "B," Series "D," and Series "L" Share (not in the form of a CPO unit) attributable to stockholders of the Company for the years ended December 31, 2023, 2022 and 2021, are presented as follows:

	2023		2022		2021	
	Per CPO	Per Share (*)	Per CPO	Per Share (*)	Per CPO	Per Share (*)
Continuing operations	Ps. (3.01)	Ps. (0.03)	Ps. (4.06)	Ps. (0.03)	Ps. (0.16)	Ps. 0.00
Discontinued operations	0.00	0.00	19.86	0.17	2.33	0.02
Diluted (loss) earnings per CPO/Share attributable to stockholders of the Company	Ps. (3.01)	Ps. (0.03)	Ps. 15.80	Ps. 0.14	Ps. 2.17	Ps. 0.02

(*) Series "A," "B," "D," and "L" Shares not in the form of CPO units.

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26. Segment Information

Reportable segments are those that are based on the Group's method of internal reporting.

The Group is organized on the basis of services and products. The Group's segments are strategic business units that offer different entertainment services and products. On January 31, 2022, the Group's former Content business and other related net assets were disposed of by the Group in conjunction with the TelevisaUnivision Transaction. Beginning in the first quarter of 2022, the Group's operating results of its former Content business and other related net assets through January 31, 2022, were classified as discontinued operations, including the corresponding information for earlier periods (see Notes 3 and 28). Through December 31, 2023, the Group's reportable segments were as follows:

Cable

The Cable segment includes the operation of cable multiple systems covering the Mexico City metropolitan area, Monterrey and suburban areas, and over 200 other cities of Mexico, as well as the operation of telecommunication facilities through a fiber-optic network that covers the most important cities and economic regions of Mexico and the cities of San Antonio and San Diego in the United States (Bestel).

The cable multiple system businesses derive revenues from cable subscribers, principally from basic and premium television services subscription, pay-per-view fees, installation fees, internet services subscription, telephone and mobile services subscription as well as from local and national advertising sales.

The telecommunication facilities business derives revenues from providing data and long-distance services solutions to carriers and other telecommunications service providers through its fiber-optic network.

Sky

The Sky segment includes DTH broadcast satellite pay television services in Mexico, Central America and the Dominican Republic. Sky revenues are primarily derived from program services, installation fees, equipment rental to subscribers, and national advertising sales.

Other Businesses

The Other Businesses segment included the Group's domestic operations in sports and show business promotion, soccer, publishing and publishing distribution, gaming, and transmission concessions and facilities (see Notes 3 and 29).

The Other Businesses segment included the Group's feature-film production and distribution business, which was disposed of by the Group in conjunction with the TelevisaUnivision Transaction that was closed on January 31, 2022 (see Notes 3 and 28).

The table below presents information by segment and a reconciliation to consolidated total of continuing operations for the years ended December 31, 2023, 2022 and 2021:

	Total Revenues	Intersegment Revenues	Consolidated Revenues	Segment Income
2023:				
Cable	Ps. 48,802,524	Ps. 182,916	Ps. 48,619,608	Ps. 18,727,413
Sky	17,585,216	3,325	17,581,891	5,731,417
Other Businesses	7,870,641	304,210	7,566,431	1,952,388
Segment totals	74,258,381	490,451	73,767,930	26,411,218
Reconciliation to consolidated amounts:				
Corporate expenses	–	–	–	(1,259,949)
Intersegment operations	(490,451)	(490,451)	–	(159,894)
Depreciation and amortization expense	–	–	–	(21,469,152)
Consolidated revenues and operating income before other expense	73,767,930	–	73,767,930	3,522,223 (1)
Other expense, net	–	–	–	(866,819)
Consolidated revenues and operating income	Ps. 73,767,930	Ps. –	Ps. 73,767,930	Ps. 2,655,404 (2)

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		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2022:								
Cable	Ps.	48,411,776	Ps.	151,403	Ps.	48,260,373	Ps.	19,902,785
Sky		20,339,038		3,804		20,335,234		6,416,270
Other Businesses		7,338,790		407,788		6,931,002		1,691,041
Segment totals		76,089,604		562,995		75,526,609		28,010,096
Reconciliation to consolidated amounts:								
Corporate expenses		—		—		—		(1,538,085)
Intersegment operations		(562,995)		(562,995)		—		(120,424)
Depreciation and amortization expense		—		—		—		(21,117,432)
Consolidated revenues and operating income before other expense		75,526,609		—		75,526,609		5,234,155 [1]
Other expense, net		—		—		—		(815,565)
Consolidated revenues and operating income	Ps.	75,526,609	Ps.	—	Ps.	75,526,609	Ps.	4,418,590 [2]

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2021:								
Cable	Ps.	48,020,929	Ps.	54,919	Ps.	47,966,010	Ps.	20,285,023
Sky		22,026,616		1,858		22,024,758		8,504,169
Other Businesses		4,388,141		463,477		3,924,664		589,745
Segment totals		74,435,686		520,254		73,915,432		29,378,937
Reconciliation to consolidated amounts:								
Corporate expenses		—		—		—		(2,351,342)
Intersegment operations		(520,254)		(520,254)		—		(1,608)
Depreciation and amortization expense		—		—		—		(20,053,302)
Consolidated revenues and operating income before other income		73,915,432		—		73,915,432		6,972,685 [1]
Other income, net		—		—		—		3,716,237
Consolidated revenues and operating income	Ps.	73,915,432	Ps.	—	Ps.	73,915,432	Ps.	10,688,922 [2]

(1) This amount represents income before other income or expense, net.

(2) This amount represents consolidated operating income.

Accounting Policies

The accounting policies of the segments are the same as those described in the Group's summary of material accounting policies (see Note 2). The Group evaluates the performance of its segments and allocates resources to them based on operating income before depreciation and amortization.

Intersegment Revenue

Intersegment revenue consists of revenues derived from each of the segments principal activities as provided to other segments.

The Group accounts for intersegment revenues as if the revenues were from third parties, that is, at current market prices.

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Allocation of Corporate Expenses

Non-allocated corporate expenses primarily include share-based compensation expense for certain key officers and employees in connection with the Company's LTRP, as well as other general expenses that, because of their nature and characteristics, are not subject to be allocated within the Group's business segments.

The table below presents segment information about assets, liabilities, and additions to property, plant and equipment as of and for the years ended December 31, 2023, 2022 and 2021:

		Segment Assets at Year-End		Segment Liabilities at Year-End		Additions to Property, Plant and Equipment
2023:						
Continuing operations:						
Cable	Ps.	115,906,063	Ps.	19,944,547	Ps.	11,243,950
Sky		22,737,294		7,778,956		2,657,041
Other Businesses		19,638,262		3,547,916		768,182
Corporate asset		—		—		38,843
Total	Ps.	158,281,619	Ps.	31,271,419	Ps.	14,708,016
2022:						
Continuing operations:						
Cable	Ps.	121,786,224	Ps.	23,278,943	Ps.	13,011,456
Sky		24,590,186		9,570,547		3,891,684
Other Businesses		16,285,203		3,779,852		273,881
Corporate asset		—		—		68,750
Disposed operations		—		—		69,616
Total	Ps.	162,661,613	Ps.	36,629,342	Ps.	17,315,387
2021:						
Continuing operations:						
Cable	Ps.	119,102,077	Ps.	24,449,798	Ps.	17,339,270
Sky		25,615,006		10,745,984		4,949,039
Content		93,463,141		37,286,277		909,164
Other Businesses		8,744,886		3,203,932		70,374
Total	Ps.	246,925,110	Ps.	75,685,991	Ps.	23,267,847

Segment assets reconcile to total assets as of December 31, 2023 and 2022, as follows:

		2023		2022
Segment assets	Ps.	158,281,619	Ps.	162,661,613
Equity investments attributable to:				
Cable		844,728		750,169
Other Businesses		245,411		243,110
Others [1]		2,597,756		3,400,806
Goodwill attributable to:				
Cable		13,794,684		13,794,684
Others [1]		110,314		110,314
Corporate assets:				
Cash and cash equivalents		23,757,692		41,316,668
Other accounts receivable, net		183,982		1,677,999
Income taxes receivable and other recoverable taxes		5,006,836		5,096,818
Non-current account receivable due from related party		5,089,608		6,633,702
Equity investment in TelevisaUnivision [1]		42,326,344		49,446,349
Property and equipment, net		2,863,187		5,346,106
Investment property, net		2,478,064		2,873,165
Deferred income tax assets		4,115,297		4,321,106
Other corporate assets		974,735		1,434,922
Total assets	Ps.	262,670,257	Ps.	299,107,531

[1] Includes investments and goodwill that through January 31, 2022 were part of the Group's former Content business.

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Equity method (loss) gain recognized in income for the years ended December 31, 2023, 2022 and 2021 attributable to equity investments in Cable, was Ps.(827), Ps.38,833 and Ps.161,468, respectively.

Equity method (loss) gain recognized in income for the years ended December 31, 2023, 2022 and 2021 attributable to equity investment in TelevisaUnivision, was Ps.(4,095,851), Ps.(7,418,536) and Ps.3,560,248, respectively.

Equity method gain (loss) recognized in income for the years ended December 31, 2023, 2022 and 2021 attributable to other equity investments, was Ps.10,050, Ps.1,454 and Ps.(49,839), respectively.

Segment liabilities reconcile to total liabilities as of December 31, 2023 and 2022, as follows:

		2023		2022
Segment liabilities	Ps.	31,271,419	Ps.	36,629,342
Debt not allocated to segments		85,885,859		101,590,649
Other corporate liabilities		10,840,546		16,757,635
Total liabilities	Ps.	127,997,824	Ps.	154,977,626

Geographical segment information:

		Total Revenues		Segment Assets at Year-End		Additions to Property, Plant and Equipment
2023:						
Mexico	Ps.	72,629,706	Ps.	144,856,678	Ps.	14,565,065
Other countries [1]		1,138,224		13,424,941		142,951
	Ps.	73,767,930	Ps.	158,281,619	Ps.	14,708,016
2022:						
Mexico	Ps.	73,845,741	Ps.	149,520,957	Ps.	17,102,445
Other countries [1]		1,680,868		13,140,656		212,942
	Ps.	75,526,609	Ps.	162,661,613	Ps.	17,315,387
2021:						
Mexico	Ps.	72,076,755	Ps.	230,559,883	Ps.	22,859,403
Other countries [1]		1,838,677		16,365,227		408,444
	Ps.	73,915,432	Ps.	246,925,110	Ps.	23,267,847

[1] The United States is the largest country from which revenue is derived.

Revenues are attributed to geographical segment based on the location of customers.

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Disaggregation of Total Revenues

The table below present total revenues of continuing operations for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2023, 2022 and 2021:

		Domestic		Export		Abroad		Total
2023:								
Cable:								
Broadband Services [a]	Ps.	21,440,699	Ps.	–	Ps.	–	Ps.	21,440,699
Digital TV Service [a]		15,025,051		–		–		15,025,051
Telephony [a]		4,374,783		–		–		4,374,783
Advertising		2,162,410		–		–		2,162,410
Other Services		1,023,029		–		–		1,023,029
Enterprise Operations		4,499,085		–		277,467		4,776,552
Sky:								
DTH Broadcast Satellite TV [a]		15,805,918		–		687,994		16,493,912
Advertising		1,039,106		–		–		1,039,106
Pay-Per-View		45,121		–		7,077		52,198
Other Businesses:								
Gaming		2,966,724		–		–		2,966,724
Soccer, Sports and Show Business Promotion		2,531,876		165,686		–		2,697,562
Publishing – Magazines and Advertising		256,995		–		–		256,995
Publishing Distribution		263,429		–		–		263,429
Transmission Concessions and Facilities		1,685,931		–		–		1,685,931
Segment totals		73,120,157		165,686		972,538		74,258,381
Intersegment eliminations		(490,451)		–		–		(490,451)
Consolidated total revenues	Ps.	72,629,706	Ps.	165,686	Ps.	972,538	Ps.	73,767,930

		Domestic		Export		Abroad		Total
2022:								
Cable:								
Digital TV Service [a]	Ps.	16,054,150	Ps.	–	Ps.	–	Ps.	16,054,150
Advertising		2,073,346		–		–		2,073,346
Broadband Services [a]		19,197,699		–		–		19,197,699
Telephony [a]		5,259,768		–		–		5,259,768
Other Services		627,303		–		–		627,303
Enterprise Operations		4,940,564		–		258,946		5,199,510
Sky:								
DTH Broadcast Satellite TV [a]		17,970,812		–		1,101,419		19,072,231
Advertising		1,183,495		–		–		1,183,495
Pay-Per-View		71,003		–		12,309		83,312
Other Businesses:								
Gaming		2,493,534		–		–		2,493,534
Soccer, Sports and Show Business Promotion		2,189,093		308,194		–		2,497,287
Publishing – Magazines and Advertising		428,575		–		–		428,575
Publishing Distribution		261,077		–		–		261,077
Transmission Concessions and Facilities		1,658,317		–		–		1,658,317
Segment totals		74,408,736		308,194		1,372,674		76,089,604
Intersegment eliminations		(562,995)		–		–		(562,995)
Consolidated total revenues	Ps.	73,845,741	Ps.	308,194	Ps.	1,372,674	Ps.	75,526,609

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		Domestic		Export		Abroad		Total
2021:								
Cable:								
Digital TV Service [a]	Ps.	15,883,520	Ps.	—	Ps.	—	Ps.	15,883,520
Advertising		1,971,853		—		—		1,971,853
Broadband Services [a]		18,648,098		—		—		18,648,098
Telephony [a]		4,977,671		—		—		4,977,671
Other Services		598,890		—		—		598,890
Enterprise Operations		5,699,425		—		241,472		5,940,897
Sky:								
DTH Broadcast Satellite TV [a]		19,210,652		—		1,514,377		20,725,029
Advertising		1,233,537		—		—		1,233,537
Pay-Per-View		56,883		—		11,167		68,050
Other Businesses:								
Gaming		1,673,911		—		—		1,673,911
Soccer, Sports and Show Business Promotion		1,658,928		71,661		—		1,730,589
Publishing – Magazines and Advertising		484,781		—		—		484,781
Publishing Distribution		286,454		—		—		286,454
Transmission Concessions and Facilities		212,406		—		—		212,406
Segment totals		72,597,009		71,661		1,767,016		74,435,686
Intersegment eliminations		(520,254)		—		—		(520,254)
Consolidated total revenues	Ps.	72,076,755	Ps.	71,661	Ps.	1,767,016	Ps.	73,915,432

[a] Digital TV Service revenues include revenue from leasing set-top equipment to subscribers in the Cable segment in the amount of Ps.5,880,517, Ps.5,899,902 and Ps.5,678,042, for the years ended December 31, 2023, 2022 and 2021, respectively. DTH Broadcast Satellite TV revenues include revenue from leasing set-top equipment to subscribers in the Sky segment in the amount of Ps.5,950,288, Ps.7,783,254 and Ps.9,338,664, for the years ended December 31, 2023, 2022 and 2021, respectively. Revenue from leasing set-top equipment to subscribers is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group's property, plant and equipment and is leased to subscribers through operating lease contracts.

Revenues from external customers for the years ended December 31, 2023, 2022 and 2021 are presented by sale source, as follows:

		2023		2022		2021
Services	Ps.	**60,216,470**	Ps.	59,788,397	Ps.	57,331,417
Royalties		**558,163**		1,187,135		689,870
Goods		**994,471**		683,740		775,318
Leases [1]		**11,998,826**		13,867,337		15,118,827
Total	Ps.	**73,767,930**	Ps.	75,526,609	Ps.	73,915,432

[1] This line includes primarily revenue from leasing set-top equipment to subscribers in the Cable and Sky segments, which is recognized when services are rendered to such subscribers. Set-top equipment is part of the Group's property and equipment and is leased to subscribers through operating lease contracts.

27. Commitments, Lawsuit Settlement Agreement and Contingencies

Commitments

As of December 31, 2023, the Group had commitments for transmission rights to be acquired, mainly related to special events, in the aggregate amount of U.S.$481.6 million (Ps.8,155,055) with various payment commitments to be made between 2024 and 2031.

As of December 31, 2023, the Group had commitments in the aggregate amount of Ps.767,457, of which Ps.681,217, were construction commitments for technical facilities and building improvements, Ps.62,410, were commitments for the acquisition of software and related services, Ps.666, were construction commitments related to soccer operations, and Ps.23,164, were commitments related to gaming operations.

As of December 31, 2023, in connection with a long-term credit facility, the Group had commitments to provide financing to GTAC in the principal amounts of U.S.$2.0 million (Ps.33,865) and Ps.67,472 in 2024 (see Note 10).

At December 31, 2023, the Group had the following aggregate minimum annual commitments (undiscounted) for the use of satellite transponders, which payments will be reimbursed by TelevisaUnivision as the final user of these satellite transponders:

		Thousands of U.S. Dollars
2024	U.S.$	**6,621**
2025		**3,498**
2026 and thereafter		**948**
	U.S.$	**11,067**

109

Grupo Televisa, S.A.B. and Subsidiaries 110 Preponderant Economic Agent On March 6, 2014, the IFT issued a decision whereby it determined that the Company, together with certain subsidiaries with concessions to provide broadcast television, are preponderant economic agents in the broadcasting sector in Mexico (together, the “Preponderant Economic Agent”). The preponderance decision imposes on the Preponderant Economic Agent various measures, terms, conditions and restrictive obligations, some of which may adversely affect the activities of the Group’s broadcasting businesses, as well as their results of operations and financial condition. Among these measures, terms, conditions and restrictive obligations are included the following: Infrastructure sharing – The Preponderant Economic Agent must make its passive broadcasting infrastructure (as defined in the preponderance decision) available to third-party concessionaires of broadcast television (as defined in the preponderance decision) for commercial purposes in a non-discriminatory and non-exclusive manner, with the exception of broadcasters that, at the time the measures enter into force, have 12 MHz or more of radio-electric spectrum in the geographic area concerned. Advertising sales – The Preponderant Economic Agent must deliver to IFT and publish the terms and conditions of certain broadcast advertising services and fee structures, including, without limitation, commercials, packages, bonuses and discount plans and any other commercial offerings, and publish them on its webpage. Prohibition on acquiring certain exclusive content – The Preponderant Economic Agent may not acquire transmission rights, on an exclusive basis, for any location within Mexico with respect to certain relevant content, determined by IFT in the Ruling whereby IFT identifies the relevant audiovisual contents in terms and for the purposes of the fourth measure and the second transitory article of the fourth attachment whereby the Preponderant Economic Agent in the telecommunication sector was resolved and the eighteenth and thirteenth transitory articles of the first attachment of the resolution whereby the Preponderant Economic Agent in the broadcasting sector as resolved (the “Relevant Content Ruling”), which may be updated every two years by IFT. Over-the-air channels – When the Preponderant Economic Agent offers any of its over-the-air channels, or channels that have at least 50% of the programming broadcasted between 6:00 a.m. and midnight on such channels in the same day, to its affiliates, subsidiaries, related parties and third parties, for distribution through a different technological platform than over the air broadcast television, the Preponderant Economic Agent must offer these channels to any other person that asks for distribution over the same platform as the Preponderant Economic Agent has offered, on the same terms and conditions. Prohibition on participating in “buyers’ clubs” or syndicates to acquire audiovisual content, without IFT’s prior approval - The Preponderant Economic Agent may not enter into or remain a member of any “buyers’ club” or syndicates of audiovisual content unless it has received the prior approval of IFT. There are currently no resolutions from the IFT, judgments or orders that would require the Group to divest any of the assets as a result of being declared a Preponderant Economic Agent in the broadcasting sector. On February 27, 2017, as part of the biannual review of the broadcasting sector preponderance rules, the IFT issued a ruling that amended some of the existing preponderance rules in broadcasting and included some additional obligations on the Company and some of its subsidiaries (the “New Preponderance Measures”), as follows: Infrastructure sharing – In addition to the previously imposed obligations regarding the sharing of passive infrastructure, the New Preponderance Measures have included the service of signal emissions only in the event that no passive infrastructure exists on the requested site. In addition, the New Preponderance Measures strengthen the supervision of the infrastructure services provided by the Group, including certain rules relating to the publicity of its tariffs. In addition, more specifications for the Electronic Management System as part of the new measures are included. Likewise, the IFT determined specific tariffs for our infrastructure offers. Prohibition on acquiring certain exclusive content for broadcasting – This measure has been modified by enabling the Preponderant Economic Agent to acquire relevant content under certain circumstances, as long as it obtains the right to sublicense such transmission rights to the other broadcasters in Mexico on non-discriminatory terms. In December 2018, the Relevant Content Ruling was updated. Advertising sales – IFT modified this measure mainly by including specific requirements to the Preponderant Economic Agent in its provision of over the air advertising services, particularly, to telecommunications companies. Such requirements include, among others: a) publishing and delivering to IFT specific information regarding tariffs, discount plans, contracting and sales terms and conditions, contract forms and other relevant practices; and b) terms and conditions that prohibit discrimination, or refusals to deal, conditioned sales and other conditions that inhibit competition. The Preponderant Economic Agent began the process of providing very detailed information to IFT on a recurrent basis of over the air advertising services related to telecommunications companies. Accounting separation – The Group, as Preponderant Economic Agent, is required to implement an accounting separation methodology under the criteria defined by IFT, published in the Official Gazette of the Federation on December 29, 2017, as amended.

Grupo Televisa, S.A.B. and Subsidiaries 111 On March 28, 2014, the Company, together with its subsidiaries determined to be the Preponderant Economic Agent in the broadcasting sector, filed an amparo proceeding challenging the constitutionality of the Preponderance Decision. The Supreme Court resolved the amparo proceeding, resolving the constitutionality of the Preponderance Decision and therefore, it is still valid. Additionally, on March 31, 2017, the Company, together with its subsidiaries, filed an amparo proceeding challenging the constitutionality of the New Preponderance Measures. On November 21, 2019, the Second Chamber of the Supreme Court granted the amparo and revoked the New Preponderance Measures. Consequently, the valid and applicable measures in force are resolved in accordance with the Preponderance Decision. The biannual review of the broadcasting sector preponderance rules that began in 2019 was concluded due to the resolution of the amparo. A new biannual review began in 2023 and is pending to be concluded. The Company will continue to assess the extent and impact of the various measures, terms, conditions and restrictive obligations in connection with its designation by IFT as Preponderant Economic Agent, including the revised preponderance measures that may arise from the 2023 biannual review, and will analyze carefully any actions and/or remedies (legal, business and otherwise) that the Company should take and/or implement regarding these matters. Substantial Power Economic Agent On November 26, 2020, the IFT notified the Company of the final resolution confirming the existence of substantial power in the 35 relevant markets of restricted television and audio services. Consequently, on December 17, 2020, the Company filed three amparos challenging the constitutionality of the resolution. On January 25, 2024, a Federal Court entered a final judgment ordering the IFT to revoke the resolution on substantial power. On March 6, 2024, in compliance with the ruling, the IFT left the substantial power resolution void and determined to close the file only for Televisa, S. de R.L. de C.V. The two remaining amparos are now under review by the competent court. Some of the consequences derived from the determination of substantial market power, are applicable as a matter of law and others may be imposed by IFT in a new procedure in accordance with the LFTR; these may consist of: (i) the obligation to obtain IFT’s approval and to register the rates for our services; (ii) to inform the IFT in case of the adoption of new technology or modifications to the network; (iii) the agent with substantial power may not be entitled to the benefits of some rules of the “must carry” and “must offer” provisions; and (iv) the implementation of accounting separation. In October 2022, The Company, Televisa, S. de R.L. de C.V. and certain subsidiaries of the Company of the Cable and Sky segments (the “Complainants”) obtained favorable amparo resolutions from a Federal specialized judge, ruling the determination by the IFT of substantial power in the market of restricted television and audio services in 35 municipalities of Mexico as a result of the acquisition of the residential optical fiber-to-the home and related assets from Axtel, S.A.B. de C.V., on 2018, to be unconstitutional. In the event the authority challenges this resolution, the Complainants would continue defending the judgment and will seek to extend the effects of its protection. On January 25, 2024, a Federal Court entered a final judgment ordering the IFT to revoke the resolution on substantial power. On March 6, 2024, in compliance with the ruling, the IFT left the substantial power resolution void and determined to close the file only for Televisa, S. de R.L. de C.V. The two remaining amparos are now under review by the competent court. Lawsuit Settlement Agreement On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleged that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association ("FIFA"), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the District Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the District Court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process continued into 2022. On June 8, 2020, the District Court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the District Court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court’s order. On October 6, 2020, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) denied the Company’s request for leave to appeal the District Court’s class certification order.

Grupo Televisa, S.A.B. and Subsidiaries 112 On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. On October 22, 2021, the Company filed a motion to define the class period. On March 31, 2022, the discovery period concluded, with exceptions. On July 20, 2022, the District Court issued a decision on the Company’s class definition motion, defining the class period as April 11, 2013 through November 17, 2017, inclusive. On August 3, 2022, the Company filed a petition with the Court of Appeals seeking permission for leave to appeal the District Court’s order. On November 15, 2022, the Court of Appeals denied the Company’s petition. On August 5, 2022, the Company filed a motion for summary judgment. On November 23, 2022, the Company announced that it had reached an agreement in principle to settle the securities class action. As set forth in that disclosure, approximately U.S.$21.5 million of the total settlement amount of U.S.$95 million was to be provided by the Company, with the remainder to be funded under the Company’s insurance policies. On December 28, 2022, the parties executed a memorandum of understanding memorializing the agreement in principle. On February 28, 2023, the parties executed a settlement agreement to fully resolve and settle the class’s claims, which the lead plaintiff filed with the District Court the same day, along with a motion for preliminary approval of the settlement. On April 20, 2023, the District Court granted preliminary approval of the settlement agreement. Prior funding from the insurance company of its portion of the settlement, on May 4, 2023, the Company paid the plaintiffs the total settlement amount. On August 8, 2023 the Court finally approved the settlement agreement, thus concluding the action, expressly releasing the defendants from any fault, liability, wrongdoing or damages. While the Company continues to believe that the allegations in the case were without merit, it also believed that eliminating the distraction, expense and risk of continued litigation was in the best interest of the Company and its shareholders. In the fourth quarter of 2022, the Company recognized a provision for the settlement of this class action lawsuit in the amount of U.S.$95.0 million (Ps.1,850,220), and a receivable for a related reimbursement in the amount of U.S.$73.5 million (Ps.1,431,486) to be funded by the Company’s insurance contracts, which were classified in current liabilities and current assets, respectively, in the Group’s consolidated statement of financial position as of December 31, 2022. The net amount of U.S.$21.5 million (Ps.425,762) was recognized in other expense in the Group’s consolidated statement of income for the year ended December 31, 2022, and paid by the Company in the second quarter of 2023 (see Note 22). Contingencies On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities. On July 7, 2023, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On September 4, 2023, a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Third Regional Court of Mexico City of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests.

Grupo Televisa, S.A.B. and Subsidiaries 113 On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019- SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. On June 19, 2020, the tax authority initiated a tax audit of an indirect subsidiary of the Company that carries out operations in the soccer business. The purpose of the tax audit was to verify compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as its withholding of income tax and value added tax. On August 9, 2022, the authorities informed the subsidiary of the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On December 8, 2022, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.575 million, for income tax of the abovementioned fiscal year. On January 31, 2023, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority against such tax liability, which is in process of being resolved. As of the date of these financial statements, there are no elements to determine if the outcome would be adverse to the Company’s interests. The matters discussed as contingencies in the previous paragraphs did not require the recognition of a provision as of December 31, 2023. There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

Grupo Televisa, S.A.B. and Subsidiaries

Gaming Regulations

On November 16, 2023, the President of Mexico issued a decree ("Decree") published in the *Diario Oficial de la Federación* or Official Gazette ("DOF") amending and adding several provisions to the *Reglamento de la Ley Federal de Juegos y Sorteos*, or Gaming Regulations. The Decree came into force the day after its publication in the DOF.

The Decree prohibits the operation of slot machines. Permits for the operation of slot machines granted before the entry into force of the Decree will remain valid in their terms.

Additionally, the Decree establishes that permits will have a minimum term of one year and a maximum term of fifteen years, counted from the publication of the Decree in the DOF. Previously, permits had a maximum term of twenty-five years. However, the Decree specifies that all existing permits currently in operation will remain valid during their current validity, considering the new maximum term of fifteen years, and without any extension.

On December 14, 2023, the subsidiaries of the Company in the Gaming Business challenged this Decree through an *amparo* lawsuit against the new provisions. On January 16, 2024, the relevant entities obtained the provisional suspension of the Decree so that the new provisions are not applied while the *amparo* trial is resolved (see Note 2).

28. Income from Discontinued Operations, Net

The operations of the Group's former Content segment and feature-film production and distribution business were discontinued on January 31, 2022, in connection with the closing of the TelevisaUnivision Transaction. As a result, the Group's consolidated statements of income for the years ended December 31, 2022 and 2021, present the results of operations of the Group's former Content segment and feature-film production and distribution business as net income from discontinued operations for the month ended January 31, 2022, and for the year ended December 31, 2021. Accordingly, the Group´s consolidated statement of income for the year ended December 31, 2021, have been modified from this previously reported by the Company for this year to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022 (see Note 3).

Income from discontinued operations, net, for the years ended December 31, 2022 and 2021, is presented as follows:

		2022		2021
Net income from discontinued operations	Ps.	156,655	Ps.	8,529,547
Gain (loss) on disposition of discontinued operations, net		56,065,530		(1,943,647)
Income from discontinued operations, net	Ps.	56,222,185	Ps.	6,585,900

Net income from discontinued operations for the years ended December 31, 2022 and 2021, is presented as follows:

		2022		2021
Revenues	Ps.	2,302,875	Ps.	35,822,423
Cost of revenues and operating expenses		1,922,035		22,818,205
Income before other expense		380,840		13,004,218
Other expense, net		19,796		397,584
Operating income		361,044		12,606,634
Finance (expense) income, net		(137,251)		151,788
Share of income of associates, net		—		847
Income before income taxes		223,793		12,759,269
Income taxes		67,138		4,229,722
Net income from discontinued operations	Ps.	156,655	Ps.	8,529,547

In connection with the TelevisaUnivision Transaction, the Group recognized an income from disposition of discontinued operations in the aggregate amount of Ps.93,066,741 in its consolidated statement of income for the year ended December 31, 2022, comprising a consideration in cash from TelevisaUnivision in the aggregate amount of U.S.$2,971.3 million (Ps.61,214,741); consideration in the form of common and preferred stock of TelevisaUnivision, in the aggregate amount of U.S.$1,500.0 million (Ps.30,912,000); and a cash consideration received from Tritón Comunicaciones, S.A. de C.V., a company of the Azcárraga family, in the amount of Ps.940,000, related to the purchase of the rights for the production of news content for Mexico. The gain on disposition of discontinued operations related to the TelevisaUnivision Transaction, net of income taxes, amounted to Ps.56,065,530, for the year ended December 31, 2022, and a loss of Ps.1,943,647, for the year ended December 31, 2021, and consisted of the total consideration received by the Group for the shares of those companies that were disposed of by the Group on January 31, 2022, and certain other net assets and rights that were transferred by the Group to TelevisaUnivision and Tritón, less the carrying amounts of these consolidated net assets as of January 31, 2022, and related expenses and income taxes incurred by the Group in connection with the TelevisaUnivision Transaction for the years ended December 31, 2022 and 2021 (see Note 3).

114

Grupo Televisa, S.A.B. and Subsidiaries 115 Gain or (loss) on disposition of discontinued operations, net, for the years ended December 31, 2022, and 2021, is presented as follows: 2022 2021 Gain (loss) on disposition of discontinued operations before income taxes Ps. 75,192,421 Ps. (1,100,645) Income taxes 19,126,891 843,002 Gain (loss) on disposition of discontinued operations, net Ps. 56,065,530 Ps. (1,943,647) The total carrying amount of the consolidated net assets disposed of by the Group on January 31, 2022, in connection with the TelevisaUnivision Transaction is presented, as follows: January 31, 2022 ASSETS Current assets: Cash and cash equivalents Ps. (1,890,141) Trade accounts and notes receivable, net (1,997,862) Other accounts, taxes receivable and notes receivable, net (2,388,939) Transmission rights and programming (7,162,846) Other current assets (2,312,941) Total current assets (15,752,729) Non-current assets: Transmission rights and programming (8,513,024) Investments in financial instruments (1,721,654) Property, plant and equipment, net (3,955,680) Right-of-use assets, net (2,179,704) Intangible assets, net and goodwill (623,818) Deferred income tax assets (7,847,995) Other assets (9,716) Total non-current assets (24,851,591) Total assets Ps. (40,604,320) LIABILITIES Current liabilities: Current portion of lease liabilities 470,686 Trade accounts payable and accrued expenses 6,856,041 Customer deposits and advances 2,071,060 Due from related parties 5,383,763 Other current liabilities 1,983,995 Total current liabilities 16,765,545 Non-currents liabilities: Lease liabilities, net of current portion 1,703,747 Post-employment benefits 1,105,376 Other non-current liabilities 4,246,327 Total non-current liabilities 7,055,450 Total liabilities 23,820,995 Other net assets 3,598,567 Total net assets Ps. (13,184,758) Consideration received, satisfied in cash Ps. 67,985,597 Cash and cash equivalents disposed of (1,890,143) Net cash inflows Ps. 66,095,454

Grupo Televisa, S.A.B. and Subsidiaries 116 Cash flows provided by (used in) discontinued operations: 2022 2021 Net cash provided by operating activities Ps. — Ps. 6,993,434 Net cash provided by (used in) investing activities 66,025,838 (2,016,523) Net cash used in financing activities (15,218) (758,999) Net cash flows Ps. 66,010,620 Ps. 4,217,912 29. Events after the Reporting Period As discussed in Note 3, the Company completed the Spin-off on January 31, 2024 by creating Ollamani, which holds the Spun-off Businesses and has the same shareholding structure as the Company. The businesses of Cable and Sky, the Group’s investment in TelevisaUnivision, broadcasting concessions and infrastructure, as well as other assets and real estate related to these businesses, remained in the Group. The Company obtained all required corporate and regulatory authorizations for the Spin-off on February 12, 2024. The shares of Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024, in the form of CPOs, under the ticker symbol “AGUILAS CPO.” Beginning with the first quarter of 2024, the Group will begin presenting the results of operations of the Spun-off Businesses as discontinued operations in its consolidated statements of income for any comparative prior period and for the month ended January 31, 2024. As a result of the Spin-off carried out on January 31, 2024, and the Company’s distribution of the related Spun-off Businesses to Ollamani, the Company’s capital stock reflected a reduction of Ps.752,071 (nominal Ps.376,844) in the first quarter of 2024, without having modified the number of outstanding shares of the Company. The carrying amount of consolidated net assets of the Group’s Spun-off Businesses as of December 31, 2023, represented approximately 4.5% of the Group’s consolidated equity as of that date. The segment revenues and segment income of the Group’s Spun-off Businesses for the year ended December 31, 2023, represented approximately 8.3% and 4.7%, respectively, of the Group’s total segment revenues and total segment income, respectively, for that year. On February 22, 2024, the Company’s Board of Directors approved a proposed dividend of Ps.0.35 per CPO payable in the second quarter of 2024, subject to approval of the Company’s stockholders. On April 3, 2024, the Company announced that it has reached an agreement with AT&T for the acquisition of its participation in Sky, by which the Company would become an owner of 100% of the Sky’s capital stock. As part of this agreement, the transaction price would be paid by the Group in 2027 and 2028. The transaction is subject to customary regulatory approvals.

INVESTOR INFORMATION

COMMON STOCK DATA

CPOs (Certificados de Participación Ordinarios) of Grupo Televisa, S.A.B., comprise 117 shares each (25 Series A Shares, 22 Series B Shares, 35 Series D Shares and 35 Series L Shares), and are listed and admitted for trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), under the ticker symbol TLEVISA CPO. The GDRs (Global Depositary Receipts), each representing five CPOs, are listed on the New York Stock Exchange and trade under the ticker symbol TV.

DIVIDEND POLICY

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series "A" Shares and Series "B" Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the Series "A" Shares voting separately.

SEC FILINGS AND FORWARD LOOKING STATEMENTS

Televisa files and submits annual reports to the US Securities and Exchange Commission. This annual report contains both historical information and forward-looking statements. These forward-looking statements, as well as other forward-looking statements made by the company, or its representatives from time to time, whether orally or in writing, involve risks and uncertainties relating to the company's businesses, operations, and financial condition. A summary of these risks is included in the company's filings with the US Securities and Exchange Commission, and this summary as well as the other filings with and submissions to the US Securities and Exchange Commission are and will be available through the office of investor relations upon written request.

INVESTOR RELATIONS

We ask that investors and analysts direct all inquiries to:

Grupo Televisa, S.A.B.
Av. Vasco de Quiroga 2000
C.P. 01210 México, CDMX
(5255) 5261-2445
ir@televisa.com.mx
www.televisair.com

CORPORATE HEADQUARTERS

Grupo Televisa, S.A.B.
Av. Vasco de Quiroga 2000
C.P. 01210 México, CDMX
(5255) 5261-2000

LEGAL COUNSEL

Mijares, Angoitia, Cortés y Fuentes, S.C.
Javier Barros Sierra 540,
4to piso C.P. 01210, México, CDMX
(5255) 5201-7400

Fried, Frank, Harris,
Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004 U.S.A.
(212) 859-8000

INDEPENDENT AUDITORS

KPMG Cárdenas Dosal, S.C.
Blvd. Manuel Ávila Camacho No.176
Col. Reforma Social
C.P. 11650, México, CDMX
(5255) 5246-8300

DEPOSITARY

The Bank of New York
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA
15252-8516
(201) 680-6825

TLEVISACPO

TV LISTED NYSE

www.televisair.com